Exhibit B.3(b): Audited annual financial statements for the year ended October 31, 2005 excerpted from pages 94-151 of CIBC’s 2005 Annual Accountability Report including Auditors’ Reports with respect to annual financial statements as of October 31, 2005 and 2004 and for the years ended October 31, 2005, 2004 and 2003 and internal controls as of October 31, 2005, under standards of the Public Company Accounting Oversight Board (United States)

94 Consolidated Financial Statements	CIBC Annual Accountability Report 2005 For what matters
CONTENTS
95	Financial Reporting Responsibility

96	Independent Auditors’ Reports to Shareholders

98	Consolidated Balance Sheets

99	Consolidated Statements of Operations

100	Consolidated Statements of Changes in Shareholders’ Equity

101	Consolidated Statements of Cash Flows

102	Notes to the Consolidated Financial Statements
102	Note 1 — Summary of Significant Accounting Policies

108	Note 2 — Significant Disposition

108	Note 3 — Securities

110	Note 4 — Loans

111	Note 5 — Loans Held for Sale

111	Note 6 — Securitizations and Variable Interest Entities

115	Note 7 — Land, Buildings and Equipment

115	Note 8 — Goodwill and Other Intangible Assets

116	Note 9 — Other Assets

116	Note 10 — Deposits

117	Note 11 — Other Liabilities

117	Note 12 — Subordinated Indebtedness

118	Note 13 — Preferred Share Liabilities

119	Note 14 — Share Capital

122	Note 15 — Interest Rate Sensitivity

123	Note 16 — Trading Revenue

123	Note 17 — Stock-based Compensation

125	Note 18 — Employee Future Benefits

129	Note 19 — Income Taxes

131	Note 20 — Earnings (Loss) per Share

132	Note 21 — Related-party Transactions

132	Note 22 — Derivative Instruments

135	Note 23 — Fair Value of Financial Instruments

139	Note 24 — Commitments, Guarantees, Pledged Assets and Contingent Liabilities

142	Note 25 — Concentration of Credit Risk

143	Note 26 — Segmented Information

146	Note 27 — Reconciliation of Canadian and United States Generally Accepted Accounting Principles

150	Note 28 — Regulatory Matters

151	Note 29 — Future Canadian Accounting Policy Changes

CIBC Annual Accountability Report 2005 For what matters	Consolidated Financial Statements 95
     FINANCIAL REPORTING RESPONSIBILITY
The management of Canadian Imperial Bank of Commerce (CIBC) is responsible for the preparation of the Annual Accountability Report, which includes the consolidated financial statements, management’s discussion and analysis (MD&A) and other information, and for the timeliness and reliability of the information disclosed. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles as well as the requirements of the Bank Act. The MD&A has been prepared in accordance with the requirements of securities regulators including National Instrument 51-102 of the Canadian Securities Administrators, as well as Item 303 of Regulation S-K of the U.S. Securities Exchange Act and their related published requirements.
     The consolidated financial statements and MD&A, of necessity, contain items that reflect the best estimates and judgments of the expected effects of current events and transactions with appropriate consideration to materiality. All financial information appearing throughout the Annual Accountability Report is consistent with that in the consolidated financial statements.
     Management has developed and maintains effective systems, controls and procedures to ensure that information used internally and disclosed externally is reliable and timely. During the past year, we have continued to improve and document the design and operating effectiveness of internal control over external financial reporting. The results of our work have been subjected to audit by the shareholders’ auditors. As at year-end, we have determined that internal control over financial reporting is effective and CIBC has achieved compliance with the requirements set by the U.S. Securities and Exchange Commission (SEC) under section 404 of the U.S. Sarbanes-Oxley Act (SOX). CIBC initially achieved compliance with these requirements for the year ended October 31, 2004, two years in advance of the current effective date for these requirements. In compliance with Section 302 of SOX, CIBC’s Chief Executive Officer and Chief Financial Officer provide to the SEC a certification related to CIBC’s annual disclosure document in the U.S. (Form 40-F). The same certification is provided to the Canadian Securities Administrators.
     The Chief Auditor and his staff review and report on CIBC’s internal controls, including computerized information system controls and security, the overall control environment, and accounting and financial controls. The Chief Auditor has full and independent access to the Audit Committee.
     The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which is composed of directors who are not officers or employees of CIBC. The Audit Committee reviews CIBC’s interim and annual consolidated financial statements and MD&A and recommends them for approval by the Board of Directors. Other key responsibilities of the Audit Committee include monitoring CIBC’s system of internal control, monitoring its compliance with legal and regulatory requirements, selecting the shareholders’ auditors and reviewing the qualifications, independence and performance of shareholders’ auditors and internal auditors.
     Ernst & Young LLP, the shareholders’ auditors, obtain an understanding of CIBC’s internal controls and procedures for financial reporting to plan and conduct such tests and other audit procedures as they consider necessary in the circumstances to express their opinions in the reports that follow. The shareholders’ auditors have full and independent access to the Audit Committee to discuss their audit and related matters.
     The Office of the Superintendent of Financial Institutions, Canada, examines and enquires into the business and affairs of CIBC as deemed necessary to ensure that the provisions of the Bank Act, having reference to the safety of depositors and creditors of CIBC, are being duly observed and that CIBC is in sound financial condition.

Gerald T. McCaughey	T.D. Woods
President and Chief Executive Officer	Chief Financial Officer	November 30, 2005

96 Consolidated Financial Statements	CIBC Annual Accountability Report 2005 For what matters
     INDEPENDENT AUDITORS’ REPORTS TO SHAREHOLDERS
REPORT ON FINANCIAL STATEMENTS
We have audited the consolidated balance sheets of Canadian Imperial Bank of Commerce (CIBC) as at October 31, 2005 and 2004 and the consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three year period ended October 31, 2005. These financial statements are the responsibility of CIBC’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of CIBC as at October 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three year period ended October 31, 2005 in conformity with Canadian generally accepted accounting principles.
     As explained in Note 1 to the consolidated financial statements, CIBC adopted the accounting guideline for the consolidation of variable interest entities.
     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of CIBC’s internal control over financial reporting as of October 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 30, 2005 expressed an unqualified opinion thereon.
Ernst & Young LLP
Chartered Accountants
Toronto, Canada
November 30, 2005

CIBC Annual Accountability Report 2005 For what matters	Consolidated Financial Statements 97
REPORT ON INTERNAL CONTROLS UNDER STANDARDS OF THE PUBLIC COMPANY ACCOUNTING
OVERSIGHT BOARD (UNITED STATES)
We have audited management’s assessment included on page 93 of this Annual Accountability Report, that Canadian Imperial Bank of Commerce (CIBC) maintained effective internal control over financial reporting as at October 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). CIBC’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of CIBC’s internal control over financial reporting based on our audit.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
     A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenses of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     In our opinion, management’s assessment that CIBC maintained effective internal control over financial reporting as of October 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, CIBC maintained, in all material respects, effective internal control over financial reporting as of October 31, 2005 based on the COSO criteria.
     We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of CIBC as at October 31, 2005 and 2004 and the consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three year period ended October 31, 2005 and our report dated November 30, 2005 expressed an unqualified opinion thereon.
Ernst & Young LLP
Chartered Accountants
Toronto, Canada
November 30, 2005

98 Consolidated Financial Statements	CIBC Annual Accountability Report 2005 For what matters
     CONSOLIDATED BALANCE SHEETS

$ millions, as at October 31	2005	2004

ASSETS
Cash and non-interest-bearing deposits with banks	$1,310	$1,374

Interest-bearing deposits with banks	10,542	10,829

Securities (Note 3)
Investment	14,342	15,517
Trading	53,422	51,799

	67,764	67,316

Securities borrowed or purchased under resale agreements	18,514	18,165

Loans (Note 4)
Residential mortgages	77,216	72,592
Personal	28,198	26,311
Credit card	6,655	8,689
Business and government	31,350	31,737
Allowance for credit losses	(1,636)	(1,825)

	141,783	137,504

Other
Derivative instruments market valuation (Note 23)	20,309	23,710
Customers’ liability under acceptances	5,119	4,778
Land, buildings and equipment (Note 7)	2,136	2,107
Goodwill (Note 8)	946	1,055
Other intangible assets (Note 8)	199	244
Other assets (Note 9)	11,748	11,682

	40,457	43,576

	$280,370	$278,764

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits (Note 10)
Personal	$73,790	$72,049
Business and government	108,409	106,705
Bank	10,535	11,823

	192,734	190,577

Other
Derivative instruments market valuation (Note 23)	20,128	23,990
Acceptances	5,119	4,778
Obligations related to securities sold short	14,883	12,220
Obligations related to securities lent or sold under repurchase agreements	14,325	16,790
Other liabilities (Note 11)	16,002	13,258

	70,457	71,036

Subordinated indebtedness (Note 12)	5,102	3,889

Preferred share liabilities (Notes 1, 13)	600	1,043

Non-controlling interests	746	39

Shareholders’ equity
Preferred shares (Note 14)	2,381	1,783
Common shares (Note 14)	2,952	2,969
Contributed surplus	58	59
Foreign currency translation adjustments	(327)	(376)
Retained earnings	5,667	7,745

	10,731	12,180

	$280,370	$278,764

The accompanying notes are an integral part of these consolidated financial statements.

Gerald T. McCaughey	Gary F. Colter
President and Chief Executive Officer	Director

CIBC Annual Accountability Report 2005 For what matters	Consolidated Financial Statements 99
     CONSOLIDATED STATEMENTS OF OPERATIONS

$ millions, for the years ended October 31	2005	2004	2003

Interest income
Loans	$7,640	$7,551	$8,138
Securities borrowed or purchased under resale agreements	1,107	524	528
Securities	2,173	1,961	2,375
Deposits with banks	336	152	135

	11,256	10,188	11,176

Interest expense
Deposits	4,346	3,391	3,776
Other liabilities	1,668	1,219	1,567
Subordinated indebtedness	239	212	203
Preferred share liabilities (Notes 1, 13)	66	108	113

	6,319	4,930	5,659

Net interest income	4,937	5,258	5,517

Non-interest income
Underwriting and advisory fees	727	797	870
Deposit and payment fees	794	760	713
Credit fees	346	314	386
Card fees	317	407	359
Investment management and custodial fees	391	353	340
Mutual fund fees	690	615	536
Insurance fees	265	176	168
Commissions on securities transactions	912	892	884
Trading revenue (Note 16)	801	618	627
Investment securities gains (losses) (Note 3)	577	236	(107)
Income from securitized assets	362	191	216
Foreign exchange other than trading	555	280	273
Other (Note 2)	799	878	681

	7,536	6,517	5,946

Total revenue	12,473	11,775	11,463

Provision for credit losses (Note 4)	706	628	1,143

Non-interest expenses
Employee compensation and benefits	4,324	4,399	4,417
Occupancy costs	641	634	605
Computer and office equipment	1,166	1,138	1,143
Communications	324	331	360
Advertising and business development	260	279	289
Professional fees	325	326	241
Business and capital taxes	118	138	133
Other (Note 24)	3,682	1,006	940

	10,840	8,251	8,128

Income before income taxes and non-controlling interests	927	2,896	2,192
Income tax expense (Note 19)	789	790	239

	138	2,106	1,953
Non-controlling interests	170	15	3

Net (loss) income	$(32)	$2,091	$1,950

Earnings (loss) per share (in dollars) (Note 20) — Basic	$(0.46)	$5.60	$5.21
— Diluted	$(0.46)	$5.53	$5.18
Dividends per common share (in dollars) (Note 14)	$2.66	$2.20	$1.64

The accompanying notes are an integral part of these consolidated financial statements.

100 Consolidated Financial Statements	CIBC Annual Accountability Report 2005 For what matters
     CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

$ millions, for the years ended October 31	2005	2004	2003

Preferred shares (Note 14)
Balance at beginning of year	$1,783	$1,650	$1,100
Issue of preferred shares	731	133	550
Conversion of preferred shares	(133)	—	—

Balance at end of year	$2,381	$1,783	$1,650

Common shares (Note 14)
Balance at beginning of year	$2,969	$2,950	$2,842
Issue of common shares	134	162	108
Purchase of common shares for cancellation	(140)	(154)	—
Treasury shares	(11) (1)	11	—

Balance at end of year	$2,952	$2,969	$2,950

Contributed surplus
Balance at beginning of year	$59	$50	$26
Stock option expense	8	9	24
Stock options exercised	(9)	(6)	—
Net premium on treasury shares	—	6	—

Balance at end of year	$58	$59	$50

Foreign currency translation adjustments
Balance at beginning of year	$(376)	$(180)	$42
Foreign exchange gains (losses) from investment in subsidiaries and other items	667	(1,241)	(3,201)
Foreign exchange (losses) gains from hedging activities	(738)	1,662	4,391
Income tax benefit (expense)	120	(617)	(1,412)

Balance at end of year	$(327)	$(376)	$(180)

Retained earnings
Balance at beginning of year, as previously reported	$7,745	$7,601	$6,335
Adjustment for change in accounting policy	10 (2)	6 (3)	—

Balance at beginning of year, as restated	7,755	7,607	6,335
Net (loss) income	(32)	2,091	1,950
Dividends (Note 14)	(1,027)	(881)	(666)
Premium on purchase of common shares for cancellation	(1,035)	(1,084)	—
Other	6	12	(18)

Balance at end of year	$5,667	$7,745	$7,601

Shareholders’ equity at end of year	$10,731	$12,180	$12,071

(1)	Assets and liabilities in the form of CIBC common shares amounting to approximately $312 million, held within certain compensation trusts, have been offset. Refer to Note 6 for more details.

(2)	Represents the effect of implementing the Canadian Institute of Chartered Accountants (CICA) Accounting Guideline (AcG) 15, “Consolidation of Variable Interest Entities.” Refer to Note 1 for more details.

(3)	Represents the effect of implementing the CICA AcG-17, “Equity-linked Deposit Contracts” in 2004. Refer to Note 1 for more details.
The accompanying notes are an integral part of these consolidated financial statements.

CIBC Annual Accountability Report 2005 For what matters	Consolidated Financial Statements 101
     CONSOLIDATED STATEMENTS OF CASH FLOWS

$ millions, for the years ended October 31	2005	2004	2003

Cash flows provided by (used in) operating activities
Net (loss) income	$(32)	$2,091	$1,950
Adjustments to reconcile net (loss) income to cash flows provided by (used in) operating activities:
Provision for credit losses	706	628	1,143
Amortization of buildings, furniture, equipment and leasehold improvements	214	264	275
Amortization of intangible assets	12	16	20
Stock-based compensation	5	58	114
Restructuring reversal, net	—	(18)	(31)
Future income taxes	252	139	309
Investment securities (gains) losses	(577)	(236)	107
Gains on divestitures	(115)	—	(53)
Write-down relating to Air Canada contract	—	—	128
(Gains) losses on disposal of land, buildings and equipment	(8)	4	(1)
Changes in operating assets and liabilities
Accrued interest receivable	21	187	332
Accrued interest payable	393	245	(374)
Amounts receivable on derivative contracts	3,404	(914)	1,921
Amounts payable on derivative contracts	(3,900)	2,045	(2,849)
Net change in trading securities	(259)	483	(7,654)
Current income taxes	173	(2,706)	293
Restructuring payments	—	(52)	(336)
Insurance proceeds received	—	11	80
Other, net	(398)	2,470	3,227

	(109)	4,715	(1,399)

Cash flows provided by (used in) financing activities
Deposits, net of withdrawals	2,157	2,447	(8,500)
Obligations related to securities sold short	2,663	561	3,223
Net obligations related to securities lent or sold under repurchase agreements	(2,465)	(2,503)	9,678
Issue of subordinated indebtedness	1,300	1,250	250
Redemption/repurchase of subordinated indebtedness	(65)	(493)	(484)
Redemption of preferred share liabilities	(445)	(630)	(200)
Issue of preferred shares, net of conversions	598 (1)	133	550
Issue of common shares	134	162	108
Purchase of common shares for cancellation	(1,175)	(1,238)	—
Net proceeds from treasury shares (purchased)/sold	(11)	11	—
Dividends	(1,027)	(881)	(666)
Other, net	282	(522)	(219)

	1,946	(1,703)	3,740

Cash flows provided by (used in) investing activities
Interest-bearing deposits with banks	287	(1,968)	(649)
Loans, net of repayments	(13,927)	(13,040)	(5,121)
Proceeds from securitizations	10,187	8,834	5,280
Purchase of investment securities	(8,238)	(12,977)	(24,009)
Proceeds from sale of investment securities	7,138	11,377	21,396
Proceeds from maturity of investment securities	2,894	3,138	5,050
Net securities borrowed or purchased under resale agreements	(349)	1,664	(3,809)
Proceeds from divestitures	347	—	181
Purchase of land, buildings and equipment	(263)	(235)	(265)
Proceeds from disposal of land, buildings and equipment	28	18	3

	(1,896)	(3,189)	(1,943)

Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	(5)	(42)	(105)

Net increase (decrease) in cash and non-interest-bearing deposits with banks during year	(64)	(219)	293
Cash and non-interest-bearing deposits with banks at beginning of year	1,374	1,593	1,300

Cash and non-interest-bearing deposits with banks at end of year	$1,310	$1,374	$1,593

Cash interest paid	$5,926	$4,685	$6,033
Cash income taxes paid (recovered)	$364	$3,356	$(364)

(1)	Includes issue of $331 million Class A Series 29 Preferred Shares (consisting of $133 million conversion of Class A Series 28 Preferred Shares and $198 million in cash on exercise of Series 29 Purchase Warrants).
The accompanying notes are an integral part of these consolidated financial statements.

102 Notes to the Consolidated Financial Statements	CIBC Annual Accountability Report 2005 For what matters
     Note 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Canadian Imperial Bank of Commerce and its subsidiaries (CIBC) prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (GAAP).
     A reconciliation of the impact on assets, liabilities, shareholders’ equity and net income arising from differences between Canadian and U.S. GAAP is provided in Note 27.
     The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
     The following paragraphs describe our significant accounting policies. New accounting policies which have been adopted are described in the “Accounting changes” section of this note.
Basis of consolidation
The consolidated financial statements include the accounts of all subsidiaries and variable interest entities (VIEs) for which we are determined to be the primary beneficiary. Inter-company balances and transactions have been eliminated. Non-controlling interests in subsidiaries and consolidated VIEs are included as a separate line item on the consolidated balance sheets and statements of operations.
     Investments in companies, including investments over which we have significant influence, are accounted for by the equity method, and are included in other assets. Our share of earnings from these investments is included in other non-interest income.
     Investments over which we exercise joint control are accounted for using the proportionate consolidation method, whereby our share of the assets, liabilities, revenue and expenses of these joint ventures is included in the consolidated financial statements.
Foreign currency translation
Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at prevailing exchange rates at the dates of the consolidated financial statements. Revenue and expenses are translated using average monthly exchange rates. Realized and unrealized gains and losses arising from the translation are included in the consolidated statements of operations.
     Assets and liabilities of foreign operations with a functional currency other than the Canadian dollar are translated into Canadian dollars using month-end exchange rates at balance sheet dates, while revenue and expenses of these foreign operations are translated into Canadian dollars at the average monthly exchange rates. Exchange gains and losses arising from the translation of foreign operations and from the results of hedging these positions, net of applicable taxes, are reported in foreign currency translation adjustments, which is a component of shareholders’ equity.
     A future income tax asset or liability is not recognized in respect of a translation gain or loss arising from an investment in a foreign subsidiary, where the gain or loss is not expected to be realized in the foreseeable future.
     An appropriate portion of the accumulated exchange gains and losses and any applicable taxes in foreign currency translation adjustments is recognized into income where there is a reduction in the net investment in a foreign operation.
Securities
Investment securities comprise debt and equity securities, including investments over which we have no significant influence, purchased with the intention of holding for a period of time in accordance with our originally established investment objectives but which may be sold in response to changes in such investment objectives arising from changing market conditions. Equity securities are stated at cost and debt securities at amortized cost. Realized gains and losses on disposal, determined on an average cost basis, and write-downs to reflect other-than-temporary impairments in value are included in investment securities gains (losses). Realized and unrealized gains on securities used in hedging activities are included in earnings in the same period as the earnings from the items hedged.
     Dividends and interest income on all securities, including the amortization of premiums and discounts on debt securities held for investment, are included in interest income.
     Trading securities are purchased for resale generally within a short period of time and are stated at fair value. Fair value is determined based on market value or, where market prices are not readily available, on quoted market prices for similar securities or on other third-party evidence, as available. Gains and losses realized on disposal and unrealized gains and losses from market fluctuations are included in trading activities. Dividends and interest income are included in interest income.
     Obligations related to securities sold short are recorded as liabilities and are carried at fair value. Realized and unrealized gains and losses on securities sold short that are used in hedging activities are included in earnings in the same period as the earnings from the items hedged. Realized and unrealized gains and losses on securities sold short for trading purposes are included in trading revenue.
Securities borrowed or purchased under resale agreements and obligations related to securities lent or sold under repurchase agreements
Securities purchased under resale agreements are treated as collateralized lending as they represent the purchase of securities effected with a simultaneous agreement to sell them back at a future date, which is generally near term. Interest income is accrued and separately disclosed in the consolidated statements of operations. Obligations related to securities sold under repurchase agreements are treated as collateralized borrowing and represent the borrowing equivalent of securities purchased under resale agreements. Interest expense is accrued and reflected in interest expense -other liabilities.
     The right to receive back cash collateral paid and the obligation to return cash collateral received on borrowing and lending of securities are recorded as securities borrowed and securities lent under repurchase agreements, respectively. We monitor the market value of the securities borrowed and lent on a daily basis and call for additional collateral when appropriate. Interest on cash collateral paid and received is recorded in interest income and interest expense, respectively.
Loans
Loans are stated net of unearned income and allowance for credit losses except for loans that are designated as trading. Interest income is recognized on an accrual basis.

CIBC Annual Accountability Report 2005 For what matters	Notes to the Consolidated Financial Statements 103
Loan fees and origination costs
Fees relating to loan origination, including commitment, restructuring and renegotiation fees, are considered an integral part of the yield earned on the loan, and are deferred as unearned income and amortized to interest income over the term of the loan. Incremental direct costs for originating or acquiring a loan are netted against origination fees. Deferred loan origination costs that exceed fees are recognized within other assets and amortized to interest income over the term of the loan. Fees received for commitments that are not expected to result in a loan are included in non-interest income over the commitment period. Loan syndication fees are included in non-interest income on completion of the syndication arrangement, provided that the yield on the portion of the loan we retain is at least equal to the average yield earned by the other lenders involved in the financing; otherwise, an appropriate portion of the fee is deferred as unearned income and amortized to interest income to produce an equal average yield over the term of the loan.
Impaired loans
We classify loans as impaired when, in our opinion, there is no longer reasonable assurance of the timely collection of the full amount of principal and interest. Generally, loans on which repayment of principal or payment of interest is contractually 90 days in arrears are automatically considered impaired unless they are fully secured and in the process of collection. Notwithstanding management’s assessment of collectibility, such loans are considered impaired if payments are 180 days in arrears. Exceptions are as follows:
•	Credit card loans are not classified as impaired but are instead fully written off when payments are contractually 180 days in arrears.

•	Loans guaranteed or insured by the Canadian government, the provinces or a Canadian government agency are classified as impaired only when payments are contractually 365 days in arrears.
When a loan is classified as impaired, accrual of interest ceases. All uncollected interest is recorded as part of the loan’s carrying value for the purpose of determining the loan’s estimated realizable value and establishing allowances for credit losses. No portion of cash received on any impaired loan is recorded as income until such time as any prior write-off has been recovered and any specific allowance has been reversed, and it is determined that the principal and interest are fully collectible in accordance with the original contractual terms of the loan.
     Impaired loans are carried at their estimated net realizable values determined by discounting the expected future cash flows at the interest rate inherent in the loan. When the amount and timing of future cash flows cannot be estimated reliably, the loan is carried at either the fair value of the security underlying the loan or the fair value of the loan.
Allowance for credit losses
We establish and maintain an allowance for credit losses that we consider the best estimate of probable credit-related losses existing in our portfolio of on- and off-balance sheet financial instruments, giving due regard to current conditions. The allowance for credit losses consists of specific and general components.
Specific allowance
We conduct ongoing credit assessments of the business and government loan portfolio on an account-by-account basis and establish specific allowances when impaired loans are identified. Residential mortgages, personal loan and credit card, and certain small business loan portfolios consist of large numbers of homogeneous balances of relatively small amounts, for which specific allowances are established by reference to historical ratios of write-offs to balances in arrears.
General allowance
The general allowance is provided for losses which we estimate are inherent in the portfolio at the balance sheet date, but not yet identified and, therefore, not yet captured in the determination of specific allowances.
     The credit portfolios to which the general allowance applies include business loans and acceptances, consumer loans, and off-balance sheet credit instruments, such as credit commitments and letters of credit.
     The general allowance is established based on expected loss rates associated with different credit portfolios at different risk levels and the estimated time period for losses that are present but yet to be specifically identified, adjusting for our view of the current and ongoing economic and portfolio trends.
     Expected loss rates for business loan portfolios are based on the risk rating of each credit facility and on the probability of default factors associated with each risk rating, as well as estimates of loss given default. The probability of default factors reflects our historical experience over an economic cycle, and is supplemented by data derived from defaults in the public debt markets. Loss given default estimates are based on our experience over past years. For consumer loan portfolios, expected losses are based on our historical loss rates and aggregate balances.
     The level of the general allowance is determined by a number of factors, including the size, relative risk profiles and changes in credit quality of the portfolios, as well as economic trends. The parameters that drive the general allowance calculation are updated regularly, based on our experience and that of the market in general.
Loans designated as trading
Loans designated as trading are purchased or originated either for resale generally within a short period of time or to hedge other elements of the trading book. These trading loans are stated at fair value. Fair value is determined based on market prices or, where market prices are not readily available, fair value is estimated using pricing models that are based on current market data, wherever possible. Gains and losses realized on disposition and unrealized gains and losses from market fluctuations are included in trading revenue. Interest income from loans that are designated as trading is included in interest income.
Loans held for sale
Loans transferred into a held for sale portfolio are recorded at the lower of their carrying or fair values on a loan-by-loan basis. Losses on transfer to loans held for sale determined to be credit related are charged to the provision for credit losses. Losses determined to be other than credit related are charged to other non-interest income. Subsequent to transfer, each loan held for sale is revalued at the lower of its fair value or carrying amount at initial designation as held for sale. Unrealized gains or losses arising from subsequent revaluations and realized gains and losses on sale are recognized in other non-interest income.
Securitizations
Securitizations are accounted for as sales when we surrender control of the transferred assets and receive consideration other than beneficial interests in the transferred assets. When such sales occur, we may retain interest-only strips, one or more subordinated tranches and, in some cases, a cash reserve account, all of which are considered retained interests in the securitized assets.

104 Notes to the Consolidated Financial Statements	CIBC Annual Accountability Report 2005 For what matters
     Gains or losses on transfers accounted for as sales are recognized in non-interest income and depend, in part, upon the allocation of previous carrying amounts to assets sold and retained interests. These carrying amounts are allocated in proportion to the relative fair value of the assets sold and retained interests. Quoted market prices, if available, are used to obtain fair value. However, as market prices are generally not available for retained interests, we estimate fair value based on the present value of expected future cash flows. This may require us to estimate credit losses, the rate of prepayments, forward yield curves, discount rates and other factors that influence the value of retained interests.
     Retained interests in securitized assets are classified as investment securities and stated at their original carrying amounts, and are reviewed for impairment on a quarterly basis.
     Non-interest income from securitized assets comprises income from retained interests, losses under recourse arrangements and servicing income, and is reported separately in the consolidated statements of operations.
Derivative instruments
We use derivatives in two broadly defined activities: trading and asset/liability management (ALM).
Derivatives held for trading purposes
Our derivative trading activities are primarily driven by client trading activities. Clients transact with CIBC as part of their own risk management, investing and trading activities. To facilitate these activities, we act as a derivatives dealer or market maker, and are prepared to transact with clients by quoting bid and offer prices. We also take limited proprietary trading positions in the interest rate, foreign exchange, debt, equity and commodity markets, with the objective of earning income.
     All financial and commodity derivative instruments held for trading purposes are stated at fair value. Quoted market prices, when available, are used to determine the fair value of derivatives held for trading. Otherwise, fair value is estimated, using pricing models that are based on current market quotations, where available. Where appropriate, the estimates include a valuation adjustment to cover market, model and credit risks, as well as administrative costs. Gains at inception of derivative transactions are recognized when the fair value of those derivatives are obtained from quoted market prices, are supported by reference to other observable market transactions, or are based upon valuation techniques that incorporate either directly observable market data or highly correlated and observable proxy market data. Realized and unrealized trading gains and losses are included in trading activities. Derivatives with positive fair value are reported as assets, while derivatives with negative fair value are reported as liabilities, in both cases as derivative instruments market valuation.
     Gains at inception on derivatives embedded in financial instruments (hybrid instruments) bifurcated for accounting purposes are not recognized at inception, instead they are amortized over the life of the hybrid instrument.
Derivatives held for ALM purposes
We use derivative instruments, primarily interest rate swaps and, to a lesser degree, futures, forward rate agreements and options contracts, to manage financial risks, such as movements in interest rates and foreign exchange rates. These instruments are used for hedging activities, including offsetting or modifying the interest rate risk of specific non-trading on-balance sheet assets and liabilities, or groups of non-trading on-balance sheet assets and liabilities, and as hedges of firm commitments or anticipated transactions.
Derivatives that qualify for hedge accounting
In order for derivatives to qualify for hedge accounting, the hedge relationship must be designated and formally documented at its inception, outlining the particular risk management objective and strategy, the specific asset, liability or cash flow being hedged, as well as how effectiveness is assessed. Hedge relationships are designated as a fair value hedge, a cash flow hedge, or a hedge of foreign currency exposure of a net investment in a foreign operation. The derivatives must be effective in offsetting either changes in the fair value or cash flow attributable to the risk being hedged both at inception and over the term of the hedging relationship.
     When derivative instruments have been designated within a hedge relationship and are highly effective in offsetting the identified risk characteristics of specific financial assets and liabilities, or groups of financial assets and liabilities, hedge accounting is applied to these derivative instruments. Hedge accounting requires that gains, losses, revenue and expenses of a hedging item be recognized in the same period that the associated gains, losses, revenue and expenses of the hedged item are recognized. For interest rate swaps, this accounting treatment generally results in interest income or expense on non-trading on-balance sheet assets and liabilities being reflected in the consolidated statements of operations at their hedged rates rather than their original contractual interest rates. Derivative instruments designated within effective hedge relationships are generally included at their accrued values in other assets or other liabilities.
     Certain deposits, whose values are determined based on an underlying non-equity based index or asset, are accounted for on a modified accrual basis. Under this method, the carrying value of these deposits is adjusted to reflect changes in the current value of the underlying index or asset, subject to a minimum guaranteed redemption value, if any. These adjustments are recorded as interest expense. Derivatives that hedge the fair value of these deposits are carried at fair value. Amounts arising from these derivatives are deferred and then recognized in interest expense to offset changes in the carrying value of those deposits.
     Foreign currency derivative instruments that hedge foreign currency exposures arising from foreign currency denominated assets and liabilities are revalued each month, using the spot foreign exchange rate, and are included in other assets or other liabilities. Resulting gains and losses are recognized as foreign exchange other than trading within non-interest income. The hedged items are also revalued using the spot foreign exchange rate, with the resulting gains or losses recognized as foreign exchange other than trading within non-interest income.
     Foreign currency forward contracts that hedge foreign currency exposures arising from net investments in foreign operations are revalued each month, using the spot foreign exchange rate, and are included in other assets or other liabilities. Resulting gains and losses, net of applicable taxes, are recognized in foreign currency translation adjustments. Any premium or discount resulting from differences between the contracted forward and spot foreign exchange rates due to interest rate differentials is amortized in foreign exchange other than trading within non-interest income.
     Realized and unrealized gains and losses on derivative instruments used to hedge firm commitments or anticipated transactions are deferred and recognized as income when the committed or anticipated transactions occur. An anticipated transaction can be hedged only when the transaction is specifically identified, and it is probable that the anticipated transaction will occur.
     Premiums paid for options used for hedging purposes are generally amortized over the life of the contract or the term of the hedge, as appropriate.

CIBC Annual Accountability Report 2005 For what matters	Notes to the Consolidated Financial Statements 105
     A hedge relationship is terminated if the hedge ceases to be effective; if the underlying asset or liability being hedged is derecognized or if it is no longer probable that the anticipated transaction will occur and the derivative instrument is still outstanding; or if the hedge relationship is dedesignated.
     If a hedge relationship is terminated, any difference between the fair value and the carrying value of the hedging derivatives upon termination is deferred in other assets or other liabilities. The deferred amount is recognized into income or expense on the same basis as gains, losses, revenue and expenses of the previously hedged item, generally by amortization over the remaining term of the hedged asset or liability.
Derivatives that do not qualify for hedge accounting
Derivatives held for ALM purposes that do not meet the requirements for hedge accounting are marked-to-market and stated at fair value. Derivatives with positive fair value are reported as assets, while derivatives with negative fair value are reported as liabilities, in both cases as derivative instruments market valuation. Gains and losses on these derivatives are included in other non-interest income or foreign exchange other than trading, as appropriate.
Offsetting of financial assets and financial liabilities
Financial assets and financial liabilities are presented net when we have a legally enforceable right to set off the recognized amounts and intend to settle on a net basis or to realize the asset and settle the liability simultaneously.
Acceptances and customers’ liability under acceptances
Acceptances constitute a liability of CIBC on negotiable instruments issued to third parties by our customers. We earn a fee for guaranteeing and then making the payment to the third parties. The amounts owed to us by our customers in respect of these guaranteed amounts are reflected in assets as customers’ liability under acceptances.
Land, buildings and equipment
Land is reported at cost. Buildings, furniture, equipment and leasehold improvements are reported at cost less accumulated amortization. Amortization is recorded on a straight-line basis as follows:

Buildings	40 years
Computer equipment and software	2 to 7 years
Office furniture and other equipment	4 to 15 years
Leasehold improvements	Over estimated useful life
Gains and losses on disposal are reported in other non-interest income.
Goodwill and other intangible assets
We use the purchase method of accounting for all business combinations. Identifiable intangible assets are recognized separately from goodwill and included in other intangible assets. Goodwill represents the excess of the purchase price over the fair value of the net tangible and other intangible assets acquired in business combinations. Goodwill is allocated to the reporting unit that is expected to benefit from the synergies of the business combination. Reporting units comprise business operations with similar economic characteristics and strategies. Goodwill and other intangible assets with an indefinite life are not amortized but are subjected to impairment review at least annually and, if impaired, are written down to fair value.
     The impairment test for goodwill is based on a comparison of the carrying amount of the reporting unit, including the allocated goodwill, with its fair value. This fair value is determined using a market or income valuation approach incorporating factors such as projected cash flows, projected forward earnings and/or price earnings multiples. When the carrying amount of a reporting unit exceeds its fair value, any impairment of goodwill is measured by comparing the carrying value of the goodwill with its implied fair value. The implied fair value of goodwill is the excess of the fair value of the reporting unit over the fair value of its net tangible and other intangible assets.
     The impairment test for an other intangible asset with an indefinite life is carried out by comparing its carrying amount with its fair value, measured using valuation models which incorporate factors such as projected cash flows and market comparables.
     Other intangible assets with a definite life are amortized over their estimated useful lives, generally not exceeding 20 years, and are also subjected to an assessment for impairment.
Future income taxes
We use the asset and liability method to provide for income taxes. The asset and liability method requires that income taxes reflect the expected future tax effect of temporary differences between the carrying amounts of assets or liabilities and their tax bases. Future income tax assets and liabilities are determined for each temporary difference and for unused losses for tax purposes, as applicable, at rates expected to be in effect when the asset is realized or the liability is settled. A valuation allowance is established, if necessary, to reduce the future income tax asset to an amount that is more likely than not to be realized.
Employee future benefits
We are the sponsor of a number of employee benefit plans. These plans include both defined benefit and defined contribution pension plans, and various other post-retirement and post-employment benefit plans.
Defined benefit plans
We accrue our obligations for defined benefit plans and related costs, net of plan assets. The cost of pensions and other post-retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on service and our best estimate of expected return on plan assets, salary escalation, retirement ages of employees, mortality and expected health-care costs. The discount rate used to value liabilities is based on market rates as at the measurement date.
     The expected return on plan assets is based on our best estimate of the long-term expected rate of return on plan assets and a market-related value of plan assets. The market-related value of plan assets is determined using a methodology where the difference between the actual and expected market value of plan assets is recognized over three years.
     Past service costs from plan amendments are amortized on a straight-line basis over the expected average remaining service period over which employees become fully eligible for benefits, since it is expected that we will realize economic benefit from these plan changes during this period.
     Net actuarial gains and losses that exceed 10% of the greater of the accrued benefit obligation or the market-related value of plan assets are also amortized on a straight-line basis over the expected average remaining service life of covered employees. Experience will often deviate from the actuarial assumptions resulting in actuarial gains or losses.
     The expected average remaining service life of employees covered by the defined benefit pension plans is 12 years (2004: 11 years). The expected average remaining service life of employees covered by the other benefit plans is 14 years (2004: 15 years).
     Accrued benefit asset or liability represent the cumulative difference between the expense and funding contributions and is included in other assets and other liabilities.

106 Notes to the Consolidated Financial Statements	CIBC Annual Accountability Report 2005 For what matters
     A valuation allowance is recognized when the accrued benefit asset for any plan is greater than the future economic benefit expected to be realized from sponsoring the plan. A change in the valuation allowance is recognized in the consolidated statements of operations for the period in which the change occurs.
     When the restructuring of a defined benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.
Defined contribution plans
Costs for defined contribution plans are recognized into income during the period in which the service is provided.
Stock-based compensation
We provide compensation to directors and certain employees in the form of stock options and/or share-based awards.
     We use the fair value-based method to account for stock options granted to employees. The value is recognized over the applicable vesting period as an increase to compensation expense and contributed surplus. When the options are exercised, the proceeds received by CIBC, together with the amount in contributed surplus, are credited to common share capital. No expense was recognized for stock options granted prior to November 1, 2001; when these options are exercised, the proceeds received by CIBC are recorded as common share capital.
     Up to 50% of options relating to the Employee Stock Option Plan granted prior to 2000 can be exercised as stock appreciation rights (SARs). SARs obligations, which arise from changes in the market price of CIBC’s common shares, are recorded in compensation expense with a corresponding accrual in other liabilities. If SARs are exercised as purchases of shares, the exercise price, together with the relevant amount in other liabilities, representing the value of shares at the market price, is credited to common share capital.
     Compensation expense in respect of share-based awards under the Restricted Share Program which meet certain criteria, is recognized in the year for which the grant is made, in an amount equal to the total to be transferred to the trust in respect of the current year allocations. Compensation expense in respect of special grants is recognized over the applicable vesting period. Amounts paid under the directors’ plans are charged to compensation expense. Obligations relating to deferred share units under the directors’ plans change with CIBC’s common share price, and the change is recognized as a compensation expense or credit in the period in which the change occurs.
     Our contribution under the Employee Share Purchase Plan (ESPP) is expensed as incurred.
Earnings per share
Basic earnings per share (EPS) is determined as net income minus dividends and premiums on preferred shares, divided by the weighted-average number of common shares outstanding for the period.
     Diluted EPS is determined as net income minus dividends and premiums on preferred shares, divided by the weighted-average number of diluted common shares outstanding for the period. Diluted common shares reflect the potential dilutive effect of exercising the stock options based on the treasury stock method. The treasury stock method determines the number of incremental common shares by assuming that the average outstanding stock options, whose exercise price is less than the average market price of CIBC’s common stock during the period, are exercised and then reduced by the number of common shares assumed to be repurchased with the exercise proceeds. Year-to-date incremental common shares are computed by taking a weighted average of the number of incremental common shares included in each interim period.
Non-interest income
Underwriting and advisory fees and commissions on securities transactions are recognized as revenue when the related services are performed. Deposit and payment fees and insurance fees are recognized over the period that the related services are provided.
     Card fees primarily include interchange income, late fees, cash advance fees and annual fees. Card fees are recognized as billed, except for annual fees which are recognized over a 12-month period.
     Investment management and custodial, and mutual fund fees are included as fees for services. Investment management and custodial fees are primarily investment, estate and trust management fees and are recorded on an accrual basis. Accordingly, prepaid fees are deferred and amortized over the contract term. Mutual fund fees are recorded on an accrual basis.
Accounting changes
2005
Variable
interest entities
On November 1, 2004, we adopted the Canadian Institute of Chartered Accountants (CICA) Accounting Guideline (AcG) 15, “Consolidation of Variable Interest Entities,” which provides a framework for identifying a variable interest entity (VIE) and requires a primary beneficiary to consolidate a VIE. A primary beneficiary is the enterprise that absorbs a majority of the VIE’s expected losses or receives a majority of the VIE’s expected residual returns, or both.
     We were considered the primary beneficiary of VIEs with total assets of approximately $2.6 billion as at November 1, 2004. The consolidation of these VIEs resulted in an increase to assets and liabilities of approximately $2.5 billion as at November 1, 2004. This change in accounting policy resulted in an after-tax credit to opening retained earnings of $10 million ($21 million pre-tax) as at November 1, 2004, representing the difference between the net amount added to the consolidated balance sheet and the amount of any previously recognized interest in the newly consolidated entities. We were also considered the primary beneficiary of certain compensation trusts with assets of approximately $420 million as at November 1, 2004.
     Additional considerations regarding the guideline are detailed in Note 6.
Liabilities and equity
On November 1, 2004, we retroactively adopted the amendments to the CICA handbook section, “Financial Instruments — Disclosure and Presentation.” The amended standard requires that preferred shares that are convertible into a variable number of common shares at the option of the holder be presented as liabilities rather than as equity, and dividend payments and premium on redemptions arising from such preferred shares be treated as interest expense within the consolidated statements of operations. The impact of the change is detailed below:
CONSOLIDATED BALANCE SHEETS

$ millions, as at October 31	2005	2004

Increase in preferred share liabilities	$600	$1,043
Decrease in preferred shares included within shareholders’ equity	(600)	(1,043)

CIBC Annual Accountability Report 2005 For what matters	Notes to the Consolidated Financial Statements 107
CONSOLIDATED STATEMENTS OF OPERATIONS AND CHANGES IN SHAREHOLDERS’ EQUITY

$ millions, for the years ended October 31	2005		2004	2003

Increase in interest expense	$66		$108	$113
Decrease in net income	66		108	113

Decrease in preferred share dividends	51	(1)	90	105
Decrease in preferred share premiums	15		18	8

Impact on net income applicable to common shareholders	$—		$—	$—

Impact of EPS (basic and diluted)	$—		$—	$—

(1)	Total preferred share dividends were $52 million (Note 13), net of a tax recovery of $1 million.
2004
Hedge accounting
On November 1, 2003, we adopted the CICA AcG-13, “Hedging Relationships,” and the Emerging Issues Committee abstract (EIC) 128, “Accounting for Trading, Speculative or Non-hedging Derivative Financial Instruments.” AcG-13 provides detailed guidance on the identification, designation, documentation and effectiveness of hedging relationships, for the purposes of applying hedge accounting and the discontinuance of hedge accounting. EIC-128 requires that any derivative financial instrument not designated within an AcG-13 compliant hedging relationship be measured at fair value with changes in fair value recorded in income.
     Upon adoption of AcG-13, all hedging relationships that ceased to be eligible for hedge accounting were terminated as of that date. In compliance with the transitional provisions of AcG-13, the difference between the carrying and fair values of all hedging instruments in these hedging relationships was deferred for amortization over the hedge terms, ranging primarily from one to five years. The impact of recognizing derivatives at fair value in respect of hedge relationships that were terminated as of November 1, 2003, resulted in an increase in derivative instruments market valuation assets and liabilities of $763 million and $920 million, respectively, and an increase to other liabilities and other assets of $763 million and $920 million, respectively.
Equity-linked deposit contracts
On November 1, 2003, we adopted the CICA AcG-17, “Equity-linked Deposit Contracts.” This guideline pertains to certain deposit obligations, such as equity-linked GICs or equity-linked notes where the deposit obligation varies according to the performance of certain equity levels or indices. These deposit obligations may be subject to a guaranteed minimum redemption amount, such as the obligation to return the investor’s initial investment at maturity. Under AcG-17, we separate or bifurcate the equity-linked deposit contracts into an embedded derivative and a residual discounted deposit instrument. The embedded derivative is measured at fair value with changes in fair value recorded in other non-interest income. The discounted deposit instrument is accreted to par principal value at maturity with the expense recorded in interest expense. Upon adoption of AcG-17, the change in carrying value of the deposit obligations and any adjustments resulting from the cessation of hedge accounting have been credited to opening retained earnings. This resulted in a $6 million after-tax credit to opening retained earnings ($9 million pre-tax).
Mortgage commitments
Concurrent with the November 1, 2003 adoption of the CICA AcG-13, we voluntarily changed our accounting policy for residential mortgage interest rate commitments. These commitments are given out to our retail clients at no charge in contemplation of borrowing to finance the purchase of homes under mortgages to be funded by CIBC in the future. These commitments are usually extended for periods of up to 90 days and generally entitle the borrower to receive funding at the lower of the interest rate at the time of the commitment and the rate applicable at funding date. We use financial instruments, such as interest rate derivatives, to economically hedge our exposure to an increase in interest rates. Under this change in accounting policy, we carry both our liability to the retail client (based on an estimate of the commitments expected to be exercised) and the associated economic hedges at fair value with changes in the fair value of both recorded in other non-interest income. In addition, as the commitments are an integral part of the mortgage, both their initial fair value and their fair value upon funding, if any, are recognized over the life of the mortgages that result. The impact of this change in accounting policy on consolidated financial statements was not significant.
Generally accepted accounting principles
On November 1, 2003, we prospectively adopted the CICA handbook section 1100, “Generally Accepted Accounting Principles.” The section establishes standards for financial reporting in accordance with GAAP, and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. As a result of the adoption of this section, the following changes in accounting policies were applied prospectively:
•	We began to equity account for investments where we have an ability to exert significant influence in the decision-making process of the investee. The impact of the change on the consolidated financial statements was not significant.

•	We commenced the treasury stock method of accounting for CIBC share positions held within trading portfolios. As a result, common shares increased by $11 million as at October 31, 2004 and contributed surplus increased by $6 million during the year.

•	Beginning November 1, 2003, any debt or deposit instruments issued by CIBC that are held within trading portfolios are treated as a reduction of the appropriate debt or deposit obligation. Upon subsequent resale of the instruments, any gains or losses are deferred and amortized over their remaining lives. The impact of the change on the consolidated financial statements was not significant.

•	Certain payment clearing amounts due from and due to financial institutions previously included in other liabilities are treated separately as cash and deposit liabilities with banks, respectively. The impact of the change on the consolidated balance sheets was not significant.
Prior year financial information
Certain prior year financial information has been reclassified to conform with the presentation adopted in the current year.
Future accounting policy changes
A description of future Canadian accounting policy changes is provided in Note 29. A description of future U.S. accounting policy changes is provided in Note 27.

108 Notes to the Consolidated Financial Statements	CIBC Annual Accountability Report 2005 For what matters
     Note  2 SIGNIFICANT DISPOSITION
Juniper Financial Corp.
In 2004, we purchased the remaining common shares of Juniper Financial Corp. (Juniper), a U.S. credit card company, from non-management shareholders and exercised our option to purchase shares from the remaining non-controlling preferred shareholders. As a result, goodwill and other intangible assets, in the form of credit card relationships (customer relationships), increased by $22 million and $10 million, respectively.
     On December 1, 2004, we sold Juniper to Barclays Bank PLC for gross consideration of US$293 million and recognized a gain of $115 million ($64 million after-tax) on the sale, which is included in other non-interest income. Prior to the sale, we had a 98% interest in Juniper and Juniper’s senior management owned the remaining 2%. The sale will not have a significant impact on our ongoing results of operations.
Note 3 SECURITIES

	Residual term to contractual maturity
	Within 1 year		1 to 5 years		5 to 10 years		Over 10 years		No specific maturity		2005 total		2004 total
	Carrying		Carrying		Carrying		Carrying		Carrying		Carrying		Carrying
$ millions, as at October 31	value	Yield(1)	value	Yield(1)	value	Yield(1)	value	Yield(1)	value	Yield(1)	value	Yield(1)	value	Yield(1)

Investment securities
Securities issued or guaranteed by:
Canadian federal government	$905	2.9%	$859	3.1%	$—	—%	$56	8.0%	$—	—%	$1,820	3.2%	$4,047	4.1%
Other Canadian governments	13	3.1	11	3.2	—	—	541	6.2	—	—	565	6.0	364	6.3
U.S. Treasury	19	3.0	89	3.5	4,826	3.6	—	—	—	—	4,934	3.6	4,988	3.6
Other U.S. agencies	13	3.7	—	—	167	6.9	748	6.6	—	—	928	6.6	1,060	6.6
Other foreign governments	12	3.5	119	9.1	119	5.8	—	—	—	—	250	7.3	289	7.3
Mortgage-backed securities(2)	32	7.1	3,386	3.6	159	6.0	645	4.2	—	—	4,222	3.8	2,741	4.4
Asset-backed securities	4	5.9	275	3.6	85	3.6	—	—	—	—	364	3.6	219	4.8
Corporate debt	90	3.7	23	2.0	5	6.1	—	—	—	—	118	3.5	188	3.1
Corporate equity	9	5.6	197	5.0	10	3.0	—	—	95	—	311	—	509	2.5
Private debt	129	7.1	54	10.7	234	4.5	13	13.1	6	12.8	436	6.4	573	6.2
Private equity	—	—	—	—	—	—	—	—	394	—	394	—	539	—

Total debt securities Carrying value	$1,217		$4,816		$5,595		$2,003		$6		$13,637		$14,469
Fair value	$1,226		$4,856		$5,267		$2,130		$10		$13,489		$14,697

Total equity securities Carrying value	$9		$197		$10		$—		$489		$705		$1,048
Fair value(3)	$9		$200		$9		$—		$704		$922		$1,556

Total investment securities
Carrying value	$1,226		$5,013		$5,605		$2,003		$495		$14,342		$15,517
Fair value(3)	$1,235		$5,056		$5,276		$2,130		$714		$14,411		$16,253

Trading securities(4)
Securities issued or guaranteed by:
Canadian federal government	$6,091		$2,912		$169		$326		$—		$9,498		$11,181
Other Canadian governments	344		1,300		520		611		25		2,800		2,621
U.S. Treasury and agencies	2,600		1,521		240		146		—		4,507		3,851
Other foreign governments	31		32		147		2		—		212		182
Mortgage-backed securities(5)	80		115		75		1,273		21		1,564		1,653
Asset-backed securities	528		78		233		62		—		901		1,586
Corporate debt	4,931		1,755		760		1,106		1		8,553		8,903
Corporate equity	—		—		—		—		25,387		25,387		21,822

Total trading securities	$14,605		$7,713		$2,144		$3,526		$25,434		$53,422		$51,799

Total securities
Carrying value	$15,831		$12,726		$7,749		$5,529		$25,929		$67,764		$67,316
Fair value(3)	$15,840		$12,769		$7,420		$5,656		$26,148		$67,833		$68,052

(1)	Represents the weighted-average yield, which is determined by applying the weighted average of the book yields of individual fixed income securities and the stated dividend rates of corporate and private equity securities.

(2)	Includes securities issued or guaranteed by government, having a carrying value of $3.6 billion (2004: $1.9 billion) and a fair value of $3.6 billion (2004: $1.9 billion).

(3)	The fair value of publicly traded equity investment securities does not take into account any adjustments for resale restrictions that expire within one year, adjustments for liquidity or future expenses.

(4)	As trading securities are recorded at fair value, carrying value equals fair value.

(5)	Includes securities issued or guaranteed by government, having a carrying value of $42 million (2004: $33 million).

CIBC Annual Accountability Report 2005 For what matters	Notes to the Consolidated Financial Statements 109
FAIR VALUE OF INVESTMENT SECURITIES

				2005				2004
	Carrying	Unrealized	Unrealized	Fair	Carrying	Unrealized	Unrealized	Fair
$ millions, as at October 31	value	gains	losses	value	value	gains	losses	value

Securities issued or guaranteed by:
Canadian federal government	$1,820	$12	$(3)	$1,829	$4,047	$93	$(3)	$4,137
Other Canadian governments	565	79	—	644	364	55	(1)	418
U.S. Treasury	4,934	—	(341)	4,593	4,988	—	(176)	4,812
Other U.S. agencies	928	56	—	984	1,060	107	—	1,167
Other foreign governments	250	28	—	278	289	47	—	336
Mortgage-backed securities(1)	4,222	31	(5)	4,248	2,741	57	(2)	2,796
Asset-backed securities	364	7	—	371	219	5	(1)	223
Corporate debt	118	—	—	118	188	1	—	189
Corporate equity(2)	311	109	(7)	413	509	428	(7)	930
Private debt	436	23	(35)	424	573	60	(14)	619
Private equity	394	178	(63)	509	539	154	(67)	626

	$14,342	$523	$(454)	$14,411	$15,517	$1,007	$(271)	$16,253

(1)	Includes securities issued or guaranteed by government, with a carrying value of $3.6 billion (2004: $1.9 billion) and a fair value of $3.6 billion (2004: $1.9 billion).

(2)	Includes certain securities hedged by forward sale contracts with maturities in 2006. The unrealized gains related to these securities would decrease by $18 million (2004: $15 million) as a result of these hedges.
For investments where the fair value is less than the carrying value, the following table presents current fair value and associated unrealized losses for periods less than 12 months and 12 months or longer:

	Less than 12 months		12 months or longer			Total
		Gross		Gross		Gross
	Fair	unrealized	Fair	unrealized	Fair	unrealized
$ millions, as at October 31	value	losses	value	losses	value	losses

Investment securities
Securities issued or guaranteed by:
Canadian federal government	$1,135	$(3)	$—	$—	$1,135	$(3)
Other Canadian governments	24	—	—	—	24	—
U.S. Treasury	1	—	4,485	(341)	4,486	(341)
Other U.S. agencies	—	—	—	—	—	—
Other foreign governments	4	—	—	—	4	—
Mortgage-backed securities	1,419	(5)	19	—	1,438	(5)
Asset-backed securities	—	—	—	—	—	—
Corporate debt	89	—	—	—	89	—
Corporate equity	126	(7)	1	—	127	(7)
Private debt	197	(35)	3	—	200	(35)
Private equity	125	(55)	6	(8)	131	(63)

	$3,120	$(105)	$4,514	$(349)	$7,634	$(454)

As at October 31, 2005, the carrying value of 100 investment securities exceeded their fair value by $454 million. The securities that have been in a gross unrealized loss position for more than a year include 12 securities, with a gross unrealized loss of $349 million.
     We have determined that any unrealized losses on our investment securities are temporary in nature. We conduct a quarterly review to identify and evaluate investments that show indications of possible impairment. An investment is considered impaired if its fair value falls below its cost, and the decline is considered other-than-temporary. Factors considered in determining whether a loss is temporary include the length of time and extent to which fair value has been below cost; financial condition and near-term prospects of the issuer; and our ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery.
     The review of impairment generally entails:
•	Identification and evaluation of investments with indications of possible impairment
•	Analysis of individual investments that have a fair value of less than cost or amortized cost, including consideration of the length of time the investment has been in an unrealized loss position
•	Discussion of evidential matter, including an evaluation of factors or triggers that would or could cause individual investments to qualify as having other-than-temporary impairments
•	Documentation of the results of these analyses

110 Notes to the Consolidated Financial Statements	CIBC Annual Accountability Report 2005 For what matters
The following table presents realized gains, losses and impairment write-downs on investment securities:
INVESTMENT SECURITIES GAINS (LOSSES)

$ millions, for the years ended October 31	2005	2004	2003

Realized gains	$725	$494	$281
Realized losses	(41)	(74)	(42)
Impairment write-downs	(107)	(184)	(346)

Investment securities gains (losses)	$577	$236	$(107)

     Note  4 LOANS(1)

					2005					2004
	Gross	Specific	General	Total		Gross	Specific	General	Total
$ millions, as at October 31	amount	allowance	allowance	allowance	Net total	amount	allowance	allowance	allowance	Net total

Residential mortgages	$77,216	$18	$19	$37	$77,179	$72,592	$17	$22	$39	$72,553
Personal(2)	28,198	262	349	611	27,587	26,311	237	285	522	25,789
Credit card	6,655	101	106	207	6,448	8,689	133	209	342	8,347
Business and government(3)	31,350	280	501	781	30,569	31,737	413	509	922	30,815

	$143,419	$661	$975	$1,636	$141,783	$139,329	$800	$1,025	$1,825	$137,504

(1)	Loans are net of unearned income of $123 million (2004: $171 million).

(2)	Includes $336 million (2004: $312 million), including a non-recourse portion of approximately $117 million (2004: $151 million), relating to loans to certain individuals while employed by CIBC to finance a portion of their participation in funds which make private equity investments on a side-by-side basis with CIBC and its affiliates. These loans are secured by the borrowers’ interest in the funds. Of these, $200 million (2004: $160 million) relate to individuals who are no longer employed by CIBC.

(3)	Includes $3.0 billion (2004: $1.9 billion) designated as trading.
LOAN MATURITIES

	Residual term to contractual maturity
	Within	1 to 5	5 to 10	Over	2005
$ millions, as at October 31	1 year	years	years	10 years	Total

Residential mortgages	$6,652	$64,430	$5,551	$583	$77,216
Personal	15,566	11,387	1,017	228	28,198
Credit card	6,655	—	—	—	6,655
Business and government	13,309	12,843	3,968	1,230	31,350

	$42,182	$88,660	$10,536	$2,041	$143,419

Sensitivity of loans due after one year to changes in interest rates
Fixed interest rates		$24,867	$6,167	$1,223	$32,257
Floating interest rates		63,793	4,369	818	68,980

		$88,660	$10,536	$2,041	$101,237

ALLOWANCE FOR CREDIT LOSSES

	Specific allowance			General allowance			Total allowance
$ millions, as at or for the years ended October 31	2005	2004	2003	2005	2004	2003	2005	2004	2003

Balance at beginning of year	$803	$856	$1,039	$1,025	$1,100	$1,250	$1,828	$1,956	$2,289
Provision for (reversal of) credit losses	756	703	1,293	(50)	(75)	(150)	706	628	1,143
Write-offs	(1,001)	(960)	(1,312)	—	—	—	(1,001)	(960)	(1,312)
Recoveries	124	215	182 (1)	—	—	—	124	215	182
Transfer to loans held for sale (Note 5)	—	—	(292)	—	—	—	—	—	(292)
Foreign exchange and other adjustments	(19)	(11)	(54)	—	—	—	(19)	(11)	(54)

Balance at end of year	$663	$803	$856	$975	$1,025	$1,100	$1,638	$1,828	$1,956

Comprised of: Loans	$661	$800	$852	$975	$1,025	$1,100	$1,636	$1,825	$1,952
Letters of credit(2)	2	2	1	—	—	—	2	2	1
Loan substitute securities(3)	—	1	3	—	—	—	—	1	3

(1)	Includes credit protection purchased from third parties.

(2)	Allowance on letters of credit is included in other liabilities.

(3)	Allowance on loan substitute securities is included in securities.

CIBC Annual Accountability Report 2005 For what matters	Notes to the Consolidated Financial Statements 111
IMPAIRED LOANS

			2005			2004
	Gross	Specific		Gross	Specific
$ millions, as at October 31	amount	allowance	Net total	amount	allowance	Net total

Residential mortgages	$141	$18	$123	$120	$17	$103
Personal(1)	292	262	30	266	237	29
Credit card(1)	—	101	(101)	—	133	(133)
Business and government	516	280	236	722	413	309

Total impaired loans	949	661	288	1,108	800	308
Loan substitute securities	—	—	—	1	1	—

Total impaired loans and loan substitute securities(2)	$949	$661	$288	$1,109	$801	$308

(1)	Specific allowances for large numbers of homogeneous balances of relatively small amounts are established by reference to historical ratios of write-offs to balances outstanding. This may result in negative net impaired loans, as individual loans are generally classified as impaired when repayment of principal or payment of interest is contractually 90 days in arrears.

(2)	Average balance of gross impaired loans and loan substitute securities amounts to $1.0 billion (2004: $1.2 billion).
As at October 31, 2005, other past due loans totalled $54 million (2004: $55 million), of which $54 million (2004: $54 million) were in Canada and nil (2004: $1 million) were outside Canada. Other past due loans, excluding credit card loans and government-guaranteed loans, are loans where repayment of principal or payment of interest is contractually in arrears between 90 and 180 days. These loans have not been classified as impaired loans because they are both fully secured and in the process of collection. If the number of days in arrears reaches 180, the loans become impaired notwithstanding the security held.
     As at October 31, 2005, the interest entitlements on loans classified as impaired totalled $64 million (2004: $73 million; 2003: $60 million), of which $58 million (2004: $57 million; 2003: $44 million) were in Canada and $6 million (2004: $16 million; 2003: $16 million) were outside Canada. During the year, interest recognized on loans before being classified as impaired totalled $63 million (2004: $73 million; 2003: $49 million), of which $62 million (2004: $63 million; 2003: $34 million) was in Canada and $1 million (2004: $10 million; 2003: $15 million) was outside Canada.
     Note 5  LOANS HELD FOR SALE
In 2003, we transferred business and government loans amounting to $2.1 billion, and total authorizations of $2.9 billion, with the associated allowance for credit losses of $64 million into a held for sale portfolio. On transfer, the loans held for sale were further reduced by a provision for credit losses of $228 million and losses of $23 million recorded in other non-interest income.
     During 2004, we sold loans held for sale amounting to $1.3 billion (2003: $493 million), with total authorizations of $2.0 billion (2003: $925 million) for a gain of $142 million (2003: $22 million), which was included in other non-interest income.
     During the year, the remaining authorizations were sold.
     Note 6  SECURITIZATIONS AND VARIABLE INTEREST ENTITIES
Securitizations
Residential mortgages
We securitize fixed — and variable-rate residential mortgages through the creation of mortgage-backed securities. Upon sale of these securities, a net gain or loss is recognized in income from securitized assets. We retain responsibility for servicing the mortgages and recognize revenue as these services are provided. There are no expected credit losses as the mortgages are guaranteed. The following table summarizes our securitization and sales activity:

$ millions, for the years ended October 31	2005	2004	2003

Securitized	$10,178	$7,900	$4,700
Sold	7,876	7,327	4,370
Net cash proceeds	7,842	7,282	4,354
Retained interest(1)	170	153	106
Gain on sale, net of transaction costs	32	52	42

Retained interest assumptions:
Prepayment rate (annually)	12.0 — 39.0%	12.0 — 40.0%	12.0 — 42.6%
Discount rate	2.6 — 4.2%	2.4 — 4.6%	3.7 — 4.4%
Expected credit losses	n/a	n/a	n/a

(1)	Reported in investment securities on the consolidated balance sheets. n/a — not applicable as these mortgages are guaranteed.

112 Notes to the Consolidated Financial Statements	CIBC Annual Accountability Report 2005 For what matters
Credit cards
We securitize credit card receivables through a trust that issues securities. We maintain the credit card client servicing responsibilities for the securitized credit card receivables and recognize revenue as these services are provided. The following table summarizes our securitization activity:

$ millions, for the years ended October 31	2005	2004		2003

Securitized and sold	$2,345 (1)	$1,551		$926
Net cash proceeds	2,345 (1)	1,552		926
Retained interest(2)	210	163	(3)	68
Gain on sale, net of transaction costs	18	—		1

Retained interest assumptions:
Prepayment rate (monthly)	43.9%	42.5	%(3)	20.4 — 43.8%
Discount rate	9.0%	9.0	%(3)	9.0 — 17.0%
Expected credit losses	3.7%	4.0	%(3)	3.4 — 5.4%

(1)	Net of $350 million related to the wind-down of a previous securitization.

(2)	Reported in investment securities on the consolidated balance sheets.

(3)	Retained interest for 2004 includes Juniper. However, assumptions exclude Juniper due to its impending disposition in December 2004 (Note 2).
A servicing asset or liability is not generally recognized in these securitizations because we receive adequate compensation for the servicing that we provide with respect to the transferred assets.
     The following table summarizes certain cash flows as a result of securitization activity:

		Commercial	Residential	Credit
$ millions, for the years ended October 31		mortgages	mortgages	card loans

2005	Proceeds from new securitizations	$—	$7,842	$2,345
	Proceeds from collections reinvested in previous credit card securitizations	—	—	11,957
	Servicing fees received	2	37	46
	Other cash flows received on retained interests	—	142	271

2004	Proceeds from new securitizations	$—	$7,282	$1,552
	Proceeds from collections reinvested in previous credit card securitizations	—	—	6,571
	Servicing fees received	4	25	34
	Other cash flows received on retained interests	—	95	63

2003	Proceeds from new securitizations	$—	$4,354	$926
	Proceeds from collections reinvested in previous credit card securitizations	—	—	8,733
	Servicing fees received	5	11	35
	Other cash flows received on retained interests	1	52	108

Key economic assumptions used in measuring the fair value of retained interests in securitizations and the sensitivity of the current fair value of residual cash flows to changes in those assumptions are set out in the table below.
     The sensitivities are hypothetical and should be viewed with caution, as changes in fair value based on variations in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the retained interests, is calculated without changing any other assumptions. Changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

CIBC Annual Accountability Report 2005 For what matters Notes to the Consolidated Financial Statements 113

		Commercial		Residential	Credit
$ millions, as at October 31		mortgages		mortgages	card loans	(1)

2005	Carrying amount of retained interests	$—		$264	$309
	Fair value of retained interests	n/a		273	309
	Weighted-average remaining life (in years)	n/a		3	0.2
	Prepayment/payment rate	n/a	(2)	7.0-39.0%	43.9	%(3)
	Impact on fair value of a 10% adverse change	—		(12)	(2)
	Impact on fair value of a 20% adverse change	—		(23)	(4)
	Expected credit losses	n/a		n/a (4)	3.7%
	Impact on fair value of a 10% adverse change	—		—	(3)
	Impact on fair value of a 20% adverse change	—		—	(6)
	Residual cash flows discount rate (annual rate)	n/a		3.1-4.9%	9.0%
	Impact on fair value of a 10% adverse change	—		(1)	—
	Impact on fair value of a 20% adverse change	—		(2)	—

2004	Carrying amount of retained interests	$11		$231	$107
	Fair value of retained interests	15		248	108
	Weighted-average remaining life (in years)	1		4	0.2
	Prepayment/payment rate	n/a	(2)	7.0 - 39.0%	42.5	%(3)
	Impact on fair value of a 10% adverse change	—		(10)	(1)
	Impact on fair value of a 20% adverse change	—		(20)	(2)
	Expected credit losses	—		n/a (4)	4.0%
	Impact on fair value of a 10% adverse change	—		—	(1)
	Impact on fair value of a 20% adverse change	—		—	(3)
	Residual cash flows discount rate (annual rate)	4.2%		2.6 - 5.7%	9.0%
	Impact on fair value of a 10% adverse change	—		(1)	—
	Impact on fair value of a 20% adverse change	—		(2)	—

(1)	2004 does not include $63 million carrying value of retained interests for Juniper, due to its impending disposition in December 2004 (Note 2).

(2)	Not applicable as these retained interests are not subject to prepayment risk.

(3)	Monthly payment rate.

(4)	Not applicable as these mortgages are guaranteed.
Static pool credit losses include actual incurred and projected credit losses divided by the original balance of securitized loans. The following table summarizes our expected static pool credit losses:

		Commercial	Residential	Credit
% of outstanding loans, as at October 31		mortgages	mortgages(1)	card loans

2005	Actual and projected credit losses	n/a	n/a	3.7%

2004	Actual and projected credit losses	0.2%	n/a	4.0%

(1)	Static pool losses are not applicable to residential mortgages as the mortgages are guaranteed.

114 Notes to the Consolidated Financial Statements	CIBC Annual Accountability Report 2005 For what matters
The following table summarizes the loan principal, impaired and net write-offs for total loans reported on our consolidated balance sheets and loans securitized:

$ millions, as at or for the years ended October 31

		Total	Impaired
		principal	and
		amount of	other past	Net
Type of loan		loans	due loans	write-offs	(1)(2)

2005	Residential mortgages	$94,716	$163	$7
	Personal	28,198	314	353
	Credit card	10,755	32	385
	Business and government(3)	31,350	529	214

	Total loans reported and securitized(4)	165,019	1,038	959

	Less: loans securitized
	Residential mortgages	17,500	3	—
	Credit card	4,100	32	82
	Business and government(3)	—	—	—

	Total loans securitized	21,600	35	82

	Total loans reported on the consolidated balance sheets	$143,419	$1,003	$877

2004	Residential mortgages	$84,392	$145	$3
	Personal	26,311	285	259
	Credit card	11,889	64	404
	Business and government(3)	31,837	735	97

	Total loans reported and securitized(4)	154,429	1,229	763

	Less: loans securitized
	Residential mortgages	11,800	2	—
	Credit card	3,200	64	18
	Business and government(3)	100	—	—

	Total loans securitized	15,100	66	18

	Total loans reported on the consolidated balance sheets	$139,329	$1,163	$745

(1)	Represents write-offs in the current year net of recoveries on previously written-off loans.

(2)	2004 does not include securitization of Juniper due to its impending disposition in December 2004 (Note 2).

(3)	Includes commercial mortgages and investment grade loans.

(4)	Includes loans outstanding and loans that have been securitized, which we continue to manage.
Variable interest entities
As explained in Note 1, on November 1, 2004, we adopted the CICA AcG-15, “Consolidation of Variable Interest Entities.” We were considered the primary beneficiary of certain VIEs with total assets of approximately $2.1 billion at October 31, 2005. The consolidation of these VIEs resulted in an increase to assets and liabilities of approximately $1.9 billion as at October 31, 2005. The assets that support the obligations of the consolidated VIEs primarily comprise residential mortgages of $1.0 billion and trading securities of $0.9 billion. These trading securities include $841 million relating to investment vehicles, managed by certain of our employees, that make private equity investments, and $58 million relating to transactions that modify the cash flows of trusts managed by third-party asset managers to create investments with specific risk profiles. Investors in the consolidated VIEs have recourse only to the assets of the VIEs and do not have recourse to our general credit, except where we have provided liquidity facilities, credit enhancements or are a counterparty to a derivative transaction involving the VIE.
     We were considered the primary beneficiary of certain compensation trusts with assets of approximately $312 million at October 31, 2005. However, the consolidation of these trusts does not have a significant impact as both the assets (CIBC shares) and the liabilities (the obligation to deliver CIBC shares to the participants) of the trusts offset each other in the common shares section of the consolidated balance sheet.
VIEs that are not consolidated
We have significant interests in VIEs that are not consolidated because we were not considered the primary beneficiary. We may provide these VIEs liquidity facilities, hold their notes, or act as counterparty to derivative contracts.
     These VIEs include several multi-seller conduits in Canada, which we administer, and collateralized debt obligations (CDOs) for which we act as structuring and placement agents and for which we may manage collateral on behalf of investors. At October 31, 2005, these VIEs had assets of approximately $19.9 billion.
     Our maximum exposure to loss as a result of our involvement with these VIEs was approximately $15.2 billion at October 31, 2005. For this purpose, maximum exposure to loss represents the notional amounts of liquidity and credit enhancement facilities and the carrying value of our investments in these VIEs. Actual losses that may arise in respect of this exposure are not expected to be material. The exposures are monitored and managed as part of our risk management processes.
     Our current exposure under derivative transactions with VIEs is reflected in the consolidated financial statements, as the fair value of the derivative contracts are recorded in other assets or other liabilities, and changes in fair value are recognized in other non-interest income.
     We continue to monitor developments that may affect our current interpretation of AcG-15.

CIBC Annual Accountability Report 2005 For what matters Notes to the Consolidated Financial Statements 115
     Note 7  LAND, BUILDINGS AND EQUIPMENT

			2005	2004

		Accumulated	Net book	Net book
$ millions, as at October 31	Cost	amortization(1)	value	value

Land(2)	$248	$—	$248	$256
Buildings(2)	902	223	679	773
Computer equipment and software	1,909	1,500	409	367
Office furniture and other equipment	1,099	539	560	534
Leasehold improvements	582	342	240	177

	$4,740	$2,604	$2,136	$2,107

(1)	Amortization of buildings, furniture, equipment and leasehold improvements for the year amounted to $214 million (2004: $264 million; 2003: $275 million).

(2)	Land and buildings include amounts of $192 million and $489 million, respectively, in respect of a building (300 Madison) for which CIBC guaranteed the construction debt, and for which we are deemed to have ownership for accounting purposes. Construction of the building was completed in January 2004, with CIBC’s prime lease effective February 2004.
     Note 8  GOODWILL AND OTHER INTANGIBLE ASSETS
We completed our annual impairment testing on goodwill and other intangible assets and determined that no impairment write-downs were required. The changes in the carrying amount of goodwill are as follows:

		CIBC Retail		CIBC World	Corporate		CIBC
$ millions, as at or for the years ended October 31		Markets		Markets	and Other		Total

2005	Balance at beginning of year	$887		$57	$111		$1,055
	Dispositions	(4)	(1)	—	(102	)(2)	(106)
	Adjustments(3)	—		—	(3)		(3)

	Balance at end of the year	$883		$57	$6		$946

2004	Balance at beginning of year	$889		$60	$96		$1,045
	Acquisitions	1		—	22	(4)	23
	Adjustments(3)	(3)		(3)	(7)		(13)

	Balance at end of the year	$887		$57	$111		$1,055

(1)	Pertains to sale of EDULINX Canada Corporation.

(2)	Pertains to sale of Juniper (Note 2).

(3)	Includes foreign currency translation and other purchase price equation adjustments.

(4)	Pertains to the purchase of additional shares of Juniper (Note 2).
The components of other intangible assets are as follows:

			2005			2004

	Gross		Net	Gross		Net
	carrying	Accumulated	carrying	carrying	Accumulated	carrying
$ millions, as at October 31	amount	amortization(1)	amount	amount	amortization(1)	amount

Finite-lived other intangible assets
Customer relationships(2)	$121	$55	$66	$168	$61	$107
Contract based(3)	28	11	17	51	30	21
Other	—	—	—	4	4	—

	149	66	83	223	95	128

Indefinite-lived other intangible assets
Contract based	116	—	116	116	—	116

Total other intangible assets	$265	$66	$199	$339	$95	$244

(1)	Amortization of other intangible assets for the year amounted to $12 million (2004: $16 million; 2003: $20 million).

(2)	Certain customer relationships assets were sold as part of Juniper sale (Note 2).

(3)	Certain contract based assets were sold as part of EDULINX Canada Corporation sale.

116 Notes to the Consolidated Financial Statements	CIBC Annual Accountability Report 2005 For what matters
The total estimated amortization expense relating to finite-lived other intangible assets for each of the next five years is as follows:

$ millions

2006	$13
2007	11
2008	11
2009	11
2010	11

     Note 9  OTHER ASSETS

$ millions, as at October 31	2005	2004

Accrued interest receivable	$886	$904
Accrued benefit asset (Note 18)	977	915
Brokers’ client accounts	958	885
Future income tax asset (Note 19)	1,002	1,239
Other prepayments and deferred items	925	835
Investment in limited partnerships	660	890
Equity-accounted investments	1,029	1,104
Cheques and other items in transit, net	1,160	718
Derivative collateral receivable	1,504	1,420
Current income tax receivable	288	357
Derivatives held for ALM, not carried at fair value (Note 23)	1,070	1,316
Accounts receivable	841	761
Other	448	338

	$11,748	$11,682

     Note 10  DEPOSITS

			Payable on a fixed date(1)
	Payable on	Payable after	Within	1 to	2 to	3 to	4 to	Over	2005	2004
$ millions, as at October 31	demand (2)	notice (3)	1 year	2 years	3 years	4 years	5 years	5 years	total	total

Personal	$5,545	$32,399	$21,688	$7,529	$3,489	$1,680	$1,442	$18	$73,790	$72,049
Business and government	19,527	7,203	53,087	7,837	10,192	3,425	3,330	3,808	108,409	106,705
Bank	1,156	7	6,992	169	67	74	1,062	1,008	10,535	11,823

	$26,228	$39,609	$81,767	$15,535	$13,748	$5,179	$5,834	$4,834	$192,734	$190,577

Total deposits include:
Non-interest-bearing deposits
In domestic offices									$22,102	$11,420
In foreign offices									302	280
Interest-bearing deposits
In domestic offices									120,595	126,573
In foreign offices									48,400	51,380
U.S. federal funds purchased									1,335	924

									$192,734	$190,577

(1)	Deposits payable on a fixed date include all deposits, which mature on a specified date. These deposits are generally term deposits, guaranteed investment certificates and similar instruments.

(2)	Deposits payable on demand include all deposits for which we do not have the right to require notice of withdrawal. These deposits are generally chequing accounts.

(3)	Deposits payable after notice include all deposits for which we can legally require notice of withdrawal. These deposits are generally savings accounts.

CIBC Annual Accountability Report 2005 For what matters	Notes to the Consolidated Financial Statements 117
     Note 11  OTHER LIABILITIES

$ millions, as at October 31	2005	2004

Accrued interest payable	$1,701	$1,308
Accrued benefit liability (Note 18)	816	760
Gold and silver certificates	48	34
Brokers’ client accounts	2,516	2,210
Derivative collateral payable	1,258	1,149
Deferred gain on sale of real estate properties(1)	63	79
Other deferred items	137	86
Restructuring provision	—	15
Negotiable instruments	1,939	1,356
Derivatives held for ALM, not carried at fair value (Note 23)	997	1,695
Accounts payable and accrued expenses(2)	3,824	1,505
Other	2,703	3,061

	$16,002	$13,258

(1)	The deferred gain is being recognized in income each year over the approximate 10-year average term of the leases relating to properties that we sold and leased back in 2000.

(2)	Includes $2.2 billion (2004: nil) relating to Enron-related settlements. Refer to Note 24 for additional information.
     Note 12  SUBORDINATED INDEBTEDNESS
The indebtedness included in the table below is unsecured and subordinated to deposits and other liabilities. Foreign currency denominated indebtedness either funds foreign currency denominated assets (including net investments in foreign operations) or is combined with cross-currency swaps to provide Canadian dollar equivalent funding.
TERMS OF SUBORDINATED INDEBTEDNESS

$ millions, as at October 31

				Earliest date redeemable by CIBC
Interest rate				At greater of Canada		Denominated
%		Maturity date		Yield Price(1) and par	At par	in foreign currency	2005	2004

8.55		May 12, 2005	(2)	May 12, 2000			$—	$1
8.65		August 22, 2005	(2)	August 22, 2000			—	24
7.40	(3)	January 31, 2011	(4)		January 31, 2006		250	250
8.15	(3)	April 25, 2011		April 25, 2001	April 25, 2006		250	250
7.00	(3)	October 23, 2011		October 23, 2001	October 23, 2006		250	250
Floating	(5)	August 14, 2012			August 14, 2007	US $ 300 million	355	366
4.75	(3)	January 21, 2013		January 20, 2003	January 21, 2008		250	250
5.89	(3)	February 26, 2013		February 26, 1998	February 26, 2008		120	120
4.25	(3)	June 1, 2014		May 6, 2004	June 1, 2009		750	750
4.50	(3)	October 15, 2014		September 14, 2004	October 15, 2009		500	500
9.65		October 31, 2014		November 1, 1999			250	250
3.75	(3)	September 9, 2015		September 9, 2005	September 9, 2010		1,300	—
8.70		May 25, 2029	(6)				25	25
11.60		January 7, 2031		January 7, 1996			200	200
10.80		May 15, 2031		May 15, 2021			150	150
8.70		May 25, 2032	(6)				25	25
8.70		May 25, 2033	(6)				25	25
8.70		May 25, 2035	(6)				25	25
Floating	(7)	July 31, 2084			July 27, 1990	US $ 216 million(9)	255	283
Floating	(8)	August 31, 2085			August 20, 1991	US $ 103 million(10)	122	145

							$5,102	$3,889

(1)	Canada Yield Price: a price calculated at the time of redemption to provide a yield to maturity equal to the yield of a Government of Canada bond of appropriate maturity plus a pre-determined spread.

(2)	Matured for cash during the year.

(3)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at the three-month Canadian dollar bankers’ acceptance rate plus 1.00%.

(4)	Subsequent to year-end, we announced our intention to redeem all of our outstanding 7.40% Debentures due January 31, 2011, in accordance with their terms on January 31, 2006, for their outstanding principal amount of $250 million plus unpaid interest accrued to the redemption date.

(5)	Issued by CIBC World Markets plc and guaranteed by CIBC on a subordinated basis. Interest rate is based on the three-month US$ LIBOR plus 0.35% until the earliest date redeemable by CIBC World Markets plc and, thereafter, on the three-month US$ LIBOR plus 1.35%.

(6)	Not redeemable prior to maturity date.

(7)	Interest rate is based on the six-month US$ LIBOR plus 0.25%.

(8)	Interest rate is based on the six-month US$ LIBOR plus 0.125%.

(9)	US$16 million of the indebtedness was repurchased for cash during the year (2004: US$19 million).

(10)	US$16 million of the indebtedness was repurchased for cash during the year (2004: nil).

118 Notes to the Consolidated Financial Statements	CIBC Annual Accountability Report 2005 For what matters
The aggregate contractual maturities of our subordinated indebtedness are outlined in the following table:
REPAYMENT SCHEDULE

$ millions	2005

Within 1 year	$—
1 to 2 years	—
2 to 3 years	—
3 to 4 years	—
4 to 5 years	—
Over 5 years	5,102

Total	$5,102

    Note   13 PREFERRED SHARE LIABILITIES
As stated in Note 1, on November 1, 2004, certain preferred shares were reclassified as liabilities and dividend payments and premium on redemptions treated as interest expense pursuant to adoption of the amendments to the CICA handbook section, “Financial Instruments — Disclosure and Presentation.” Prior period information has been reclassified.
     The rights and privileges of Class A Preferred Share liabilities and the restrictions on the payment of dividends are described in Note 14.
OUTSTANDING PREFERRED SHARE LIABILITIES AND DIVIDENDS PAID

				2005				2004				2003

As at or for the years	Shares outstanding		Dividends paid		Shares outstanding		Dividends paid		Shares outstanding		Dividends paid
ended October 31	No. of shares	$ millions	$ millions	$ per share	No. of shares	$ millions	$ millions	$ per share	No. of shares	$ millions	$ millions	$ per share

Class A Preferred Shares Fixed-rate shares entitled to non-cumulative dividends
Series 14	—	$—	$—	$—	—	$—	$—	$—	—	$—	$9	$1.12
Series 15	—	—	—	—	—	—	13	1.07	12,000,000	300	17	1.41
Series 16	—	—	—	—	—	—	10	US 1.41	5,500,000	181	11	US 1.41
Series 17	—	—	—	—	—	—	9	1.36	6,500,000	162	9	1.36
Series 19	8,000,000	200	10	1.24	8,000,000	200	10	1.24	8,000,000	200	10	1.24
Series 20(1)	—	—	6	US 1.29	4,000,000	121	7	US 1.29	4,000,000	132	7	US 1.29
Series 21(2)	—	—	9	1.13	8,000,000	200	12	1.50	8,000,000	200	12	1.50
Series 22(3)	—	—	6	US 1.18	4,000,000	122	8	US 1.56	4,000,000	132	9	US 1.56
Series 23	16,000,000	400	21	1.33	16,000,000	400	21	1.33	16,000,000	400	21	1.33

Total preferred share liabilities and dividends		$600	$52			$1,043	$90			$1,707	$105

(1)	On October 31, 2005, redeemed at a price of US$25.50 per share including a redemption premium of US$0.50 per share, for an aggregate consideration of US$102 million.

(2)	On August 2, 2005, redeemed at a price of $26.00 per share including a redemption premium of $1.00 per share, for an aggregate consideration of $208 million.

(3)	On August 2, 2005, redeemed at a price of US$26.00 per share including a redemption premium of US$1.00 per share, for an aggregate consideration of US$104 million.

CIBC Annual Accountability Report 2005 For what matters Notes to the Consolidated Financial Statements 119
TERMS OF CLASS A PREFERRED SHARE LIABILITIES

				Conversion for common shares
	Quarterly	Specified	Cash redemption	CIBC's	Shareholders'
	dividends per share(1)	redemption date	price per share	conversion date	conversion date

Series 19	$0.309375	April 30, 2008	$25.75	April 30, 2008	April 30, 2013
		April 30, 2009	25.60
		April 30, 2010	25.45
		April 30, 2011	25.30
		April 30, 2012	25.15
		April 30, 2013	25.00

Series 23	$0.331250	October 31, 2007	$25.75	October 31, 2007	July 31, 2011
		October 31, 2008	25.50
		October 31, 2009	25.25
		October 31, 2010	25.00

(1)	Quarterly dividends are adjusted for the number of days during the quarter that the share is outstanding at the time of issuance and redemption.
    Note   14 SHARE CAPITAL
Preferred shares
An unlimited number of Class A Preferred Shares and Class B Preferred Shares without nominal or par value issuable in series, provided that for a class of preferred shares the maximum aggregate consideration for all outstanding shares of that class at any time does not exceed $10 billion.
Preferred share rights and privileges

Class A Preferred Shares
Each series of Class A Preferred Shares bears quarterly non-cumulative dividends and is redeemable for cash by CIBC on or after the specified redemption dates at the cash redemption prices indicated in the following table or in Note 13. Each series, except as noted below, provides CIBC and the shareholders with the right to convert the shares to CIBC common shares on or after a specified conversion date. Each share is convertible into a number of common shares determined by dividing the then applicable cash redemption price by 95% of the average common share price (as defined in the short form prospectus or prospectus supplement), subject to a minimum price of $2.00 per share. Where shareholders exercise their conversion right, we have the right, subject to Superintendent of Financial Institutions, Canada consent, to elect to redeem for cash any shares tendered for conversion or to arrange for their cash sale to another purchaser.
OUTSTANDING SHARES AND DIVIDENDS PAID

				2005						2004				2003

As at or for the years	Shares outstanding			Dividends paid			Shares outstanding		Dividends paid		Shares outstanding		Dividends paid
ended October 31	No. of shares	$ millions		$ millions		$ per share	No. of shares	$ millions	$ millions	$ per share	No. of shares	$ millions	$ millions	$ per share

Class A Preferred Shares Fixed-rate shares entitled to non-cumulative dividends
Series 18	12,000,000	$300		$16		$1.38	12,000,000	$300	$16	$1.38	12,000,000	$300	$16	$1.38
Series 24	16,000,000	400		24		1.50	16,000,000	400	24	1.50	16,000,000	400	24	1.50
Series 25	16,000,000	400		24		1.50	16,000,000	400	24	1.50	16,000,000	400	24	1.50
Series 26	10,000,000	250		14		1.44	10,000,000	250	14	1.44	10,000,000	250	11	1.09
Series 27	12,000,000	300		17		1.40	12,000,000	300	19	1.55	12,000,000	300	—	—
Series 28(1)(2)	17,658	-	(3)	-	(3)	0.08	13,250,000	133	3	0.20	—	—	—	—
Series 29(1)	13,232,342	331		18		1.35	—	—	—	—	—	—	—	—
Series 30(4)	16,000,000	400		12		0.77	—	—	—	—	—	—	—	—

Total preferred share capital and dividends		$2,381		$125				$1,783	$100			$1,650	$75

(1)	Over the course of the year, on three conversion dates, 13.2 million Class A Series 28 Preferred Shares were converted into Class A Series 29 Preferred Shares, together with the exercise of the same number of Series 29 Purchase Warrants and the receipt of $15 per warrant, resulting in total capital for the Class A Series 29 Preferred Shares of $331 million. The total paid up share capital of the converted Class A Series 28 Preferred Shares was correspondingly reduced by $133 million.

(2)	On November 25, 2005, we announced our offer to repurchase for cancellation all outstanding Class A Series 28 Preferred Shares at a price of $10.00 per share. The offer will remain open for acceptance for a minimum period of one year and will expire on the earlier of June 17, 2009 or the date the offer is withdrawn by CIBC.

(3)	Due to rounding.

(4)	Issued on March 10, 2005 at a price of $25.00 per share.

120 Notes to the Consolidated Financial Statements	CIBC Annual Accountability Report 2005 For what matters
TERMS OF CLASS A PREFERRED SHARES

				Conversion for common shares
	Quarterly	Specified	Cash redemption	CIBC's	Shareholders’
	dividends per share(1)	redemption date	price per share	conversion date	conversion date

Series 18	$0.343750	October 29, 2012	$25.00	not convertible	not convertible

Series 24	$0.375000	January 31, 2007	$26.00	January 31, 2007	not convertible
		January 31, 2008	25.75
		January 31, 2009	25.50
		January 31, 2010	25.25
		January 31, 2011	25.00

Series 25	$0.375000	July 31, 2007	$26.00	July 31, 2007	not convertible
		July 31, 2008	25.75
		July 31, 2009	25.50
		July 31, 2010	25.25
		July 31, 2011	25.00

Series 26	$0.359375	April 30, 2008	$26.00	April 30, 2008	not convertible
		April 30, 2009	25.75
		April 30, 2010	25.50
		April 30, 2011	25.25
		April 30, 2012	25.00

Series 27	$0.350000	October 31, 2008	$26.00	October 31, 2008	not convertible
		October 31, 2009	25.75
		October 31, 2010	25.50
		October 31, 2011	25.25
		October 31, 2012	25.00

Series 28	$0.02	June 17, 2009	$10.00	not convertible	not convertible

Series 29	$0.337500	May 1, 2010	$26.00	May 1, 2010	not convertible
		May 1, 2011	25.75
		May 1, 2012	25.50
		May 1, 2013	25.25
		May 1, 2014	25.00

Series 30	$0.300000	April 30, 2010	$26.00	not convertible	not convertible
		April 30, 2011	25.75
		April 30, 2012	25.50
		April 30, 2013	25.25
		April 30, 2014	25.00

(1)	Quarterly dividends are adjusted for the number of days during the quarter that the share is outstanding at the time of issuance and redemption.
Common shares
An unlimited number of common shares without nominal or par value, provided that the maximum aggregate consideration for all outstanding common shares at any time does not exceed $15 billion.
OUTSTANDING SHARES AND DIVIDENDS PAID

		2005		2004		2003

As at or for the years	Shares outstanding		Shares outstanding		Shares outstanding
ended October 31	No. of shares	$ millions	No. of shares	$ millions	No. of shares	$ millions

Common shares
Total common share capital at beginning of year	347,488,472	$2,969	362,042,914	$2,950	359,064,369	$2,842
Issued pursuant to stock option plans	2,866,907	134	3,666,817	162	2,978,545	108
Purchase of common shares for cancellation	(16,202,800)	(140)	(18,359,200)	(154)	—	—
Treasury shares (Note 1)	(144,953)	(11)	137,941	11	—	—

Total common share capital	334,007,626	$2,952	347,488,472	$2,969	362,042,914	$2,950

Total dividends paid		$902		$781		$591

Dividends per share		$2.66		$2.20		$1.64

CIBC Annual Accountability Report 2005 For what matters	Notes to the Consolidated Financial Statements 121
Normal course issuer bid
On December 22, 2004, the Toronto Stock Exchange (TSX) accepted our notice of intention to renew our normal course issuer bid. Purchases under the bid commenced on December 24, 2004 and will conclude on the earlier of the termination of the bid, the date on which purchases under the bid have been completed, or December 23, 2005. Under this bid, we are permitted to purchase for cancellation from time to time up to 17 million common shares. During the year, we repurchased and cancelled approximately 16.2 million common shares at an average price of $72.64, representing an aggregate consideration of $1.2 billion. We have dete rmined that no further purchases will be made under the issuer bid, which expires on December 23, 2005.
     Under the normal course issuer bid, which commenced on December 23, 2003, we repurchased and cancelled approximately 18,359,200 common shares at an average price of $67.43, representing an aggregate consideration of $1.2 billion for the year ended October 31, 2004.
Shares reserved for issue
As at October 31, 2005, 20,044,492 common shares were reserved for future issue pursuant to stock option plans.
Restrictions on the payment of dividends
We are prohibited under section 79 of the Bank Act (Canada) from declaring or paying any dividends on our preferred or common shares if there are reasonable grounds for believing that we are, or the payment would cause CIBC to be, in contravention of any capital adequacy or liquidity regulation or any direction to CIBC made by the Office of the Superintendent of Financial Institutions, Canada (OSFI) regarding our capital or liquidity.
     In addition, we are prohibited by the Bank Act from declaring or paying a dividend in any financial year without the approval of OSFI if, on the day the dividend is declared, the total of all dividends we have declared in that year would exceed the aggregate of our net income up to that day in that year and our retained net income for the preceding two financial years.
     Our ability to pay common share dividends is also restricted by the terms of the outstanding preferred shares. These terms provide that we may not pay dividends on our common shares at any time without the approval of holders of the outstanding preferred shares, unless all dividends that are then payable have been declared and paid or set apart for payment.
     Subsequent to the year-end, we obtained the approval of OSFI under section 79 to pay dividends on our common shares and Class A Preferred Shares for the quarter ended January 31, 2006.
Regulatory capital
Our regulatory capital requirements are determined in accordance with guidelines issued by OSFI. The OSFI guidelines evolve from the framework of risk-based capital standards developed by the Bank for International Settlements (BIS).
     BIS standards require that banks maintain minimum Tier 1 and total capital ratios of 4% and 8%, respectively. OSFI has established that Canadian deposit-taking financial institutions attain Tier 1 and total capital ratios of at least 7% and 10%, respectively.
     Our capital ratios and assets-to-capital multiple are as follows:
CAPITAL RATIOS AND ASSETS-TO-CAPITAL MULTIPLE

$ millions, as at October 31	2005		2004

Tier 1 capital	$9,886		$12,167
Total regulatory capital	14,771		14,885
Tier 1 capital ratio	8.5%		10.5%
Total capital ratio	12.7		12.8
Assets-to-capital multiple	18.4	x	17.9	x

122 Notes to the Consolidated Financial Statements	CIBC Annual Accountability Report 2005 For what matters
    Note   15 INTEREST RATE SENSITIVITY
The table below details our exposure to interest rate risk resulting from the mismatch, or gap, between financial assets, liabilities and off-balance sheet instruments. On- and off-balance sheet financial instruments have been reported on the earlier of their contractual repricing date or maturity date. Weighted-average effective yields are based on the earlier of contractual repricing date or maturity date of the underlying instrument.
     We manage interest rate gap by imputing a duration to certain assets and liabilities based on historical and forecasted core balances trends. The repricing profile of these assets and liabilities has been incorporated in the table below under structural assumptions.

		Based on earlier of maturity or repricing date of interest-sensitive instruments

		Immediately	Within	3 to 12	1 to 5	Over 5	Not interest
$ millions, as at October 31		rate sensitive	3 months	months	years	years	rate sensitive	Total

2005	Assets
	Cash and deposits with banks	$259	$8,985	$1,536	$—	$—	$1,072	$11,852
	Effective yield		3.80%	4.08%	—	—
	Investment securities	1,737	1,575	485	3,547	6,503	495	14,342
	Effective yield		2.75%	3.55%	4.16%	4.28%
	Trading securities	1,286	9,940	6,272	6,135	4,355	25,434	53,422
	Effective yield		3.50%	2.98%	4.50%	5.66%
	Securities borrowed or purchased under resale agreements	35	17,842	637	—	—	—	18,514
	Effective yield		3.21%	3.00%	—	—
	Loans	92,974	11,991	9,222	20,751	5,336	1,509	141,783
	Effective yield		5.75%	5.74%	5.33%	5.01%
	Other	—	22,485	—	—	—	17,972	40,457
	Structural assumptions	(4,278)	888	2,564	2,153	—	(1,327)	—

	Total assets	$92,013	$73,706	$20,716	$32,586	$16,194	$45,155	$280,370

	Liabilities and shareholders’ equity
	Deposits	$63,409	$74,105	$19,299	$11,736	$1,781	$22,404	$192,734
	Effective yield		3.40%	2.74%	2.92%	4.56%
	Obligations related to securities sold short	—	461	700	6,858	4,114	2,750	14,883
	Effective yield		1.94%	2.79%	3.61%	4.18%
	Obligations related to securities lent or sold under repurchase agreements	—	14,300	25	—	—		14,325
	Effective yield		2.90%	2.80%	—	—
	Subordinated indebtedness	—	610	872	2,920	700		5,102
	Effective yield		1.87%	6.65%	4.18%	10.32%
	Preferred share liabilities	—	—	—	216	384	—	600
	Effective yield		—	—	5.21%	5.20%
	Other	—	22,117	—	338	2,042	28,229	52,726
	Structural assumptions	(8,894)	6,003	17,298	14,354	—	(28,761)	—

	Total liabilities and shareholders’ equity	$54,515	$117,596	$38,194	$36,422	$9,021	$24,622	$280,370

	On-balance sheet gap	$37,498	$(43,890)	$(17,478)	$(3,836)	$7,173	$20,533	$—
	Off-balance sheet gap	—	(17,994)	12,993	10,196	(5,195)	—	—

	Total gap	$37,498	$(61,884)	$(4,485)	$6,360	$1,978	$20,533	$—
	Total cumulative gap	$37,498	$(24,386)	$(28,871)	$(22,511)	$(20,533)	$—	$—

	Gap by currency
	On-balance sheet gap
	Canadian currency	$48,097	$(41,331)	$(14,909)	$(3,463)	$(3,052)	$14,658	$—
	Foreign currencies	(10,599)	(2,559)	(2,569)	(373)	10,225	5,875	—

	Total on-balance sheet gap	37,498	(43,890)	(17,478)	(3,836)	7,173	20,533	—

	Off-balance sheet gap
	Canadian currency	—	(23,894)	10,996	8,965	3,933	—	—
	Foreign currencies	—	5,900	1,997	1,231	(9,128)	—	—

	Total off-balance sheet gap	—	(17,994)	12,993	10,196	(5,195)	—	—

	Total gap	$37,498	$(61,884)	$(4,485)	$6,360	$1,978	$20,533	$—

2004	Gap by currency
	On-balance sheet gap
	Canadian currency	$41,708	$(38,821)	$(13,706)	$(1,561)	$1,200	$11,180	$—
	Foreign currencies	(11,138)	(7,258)	(1,957)	65	10,930	9,358	—

	Total on-balance sheet gap	30,570	(46,079)	(15,663)	(1,496)	12,130	20,538	—

	Off-balance sheet gap
	Canadian currency	—	(3,476)	(7,280)	10,406	350	—	—
	Foreign currencies	—	5,832	2,549	(361)	(8,020)	—	—

	Total off-balance sheet gap	—	2,356	(4,731)	10,045	(7,670)	—	—

	Total gap	$30,570	$(43,723)	$(20,394)	$8,549	$4,460	$20,538	$—
	Total cumulative gap	$30,570	$(13,153)	$(33,547)	$(24,998)	$(20,538)	$—	$—

CIBC Annual Accountability Report 2005 For what matters	Notes to the Consolidated Financial Statements 123
Note 16 TRADING REVENUE
Trading assets and liabilities, including derivatives, are measured at fair value, with gains and losses recognized in the consolidated statements of operations.
     Trading revenue comprises net interest income and non-interest income. Net interest income arises from interest and dividends related to trading assets and liabilities, and is reported net of interest expense and income associated with funding these assets and liabilities. Non-interest income includes unrealized gains and losses on security positions held, and gains and losses that are realized from the purchase and sale of securities. Non-interest income also includes realized and unrealized gains and losses on derivative instruments.
     Trading revenue excludes underwriting fees and commissions on securities transactions, which are shown separately in the consolidated statements of operations.
     Trading revenue by product line depicts trading revenue for each major trading category.
TRADING REVENUE

$ millions, for the years ended October 31	2005	2004	2003

Trading revenue consists of:
Net interest income	$19	$107	$151
Non-interest income	801	618	627

Trading revenue	$820	$725	$778

Trading revenue by product line:
Interest rates	$198	$231	$308
Foreign exchange	169	169	171
Equities(1)	225	115	199
Commodities	31	54	34
Other(2)	197	156	66

Trading revenue	$820	$725	$778

(1)	Includes $156 million (2004: nil; 2003: nil) of non-controlling interests in VIEs.

(2)	Includes credit derivatives and secondary loan trading and sales.
    Note   17 STOCK-BASED COMPENSATION
Stock option plans
We have two stock option plans: Employee Stock Option Plan (ESOP) and Non-Officer Director Stock Option Plan (DSOP).
     Under the ESOP, stock options are periodically granted to selected employees. Options provide the employee with the right to purchase CIBC common shares from CIBC at a fixed price not less than the closing price of the shares on the trading day immediately preceding the grant date. In general, the options vest evenly over a four-year period and expire 10 years from the grant date. Certain options vest based upon the attainment of specified share prices, the earlier of the attainment of specified share prices and seven years,or specified performance conditions.
     Up to 50% of options relating to the ESOP granted prior to 2000 can be exercised as SARs. SARs can be exchanged for a cash amount equal to the excess of the weighted-average price of the common shares on the TSX on the trading day immediately preceding the day the SARs are exercised over the option strike price.
     Under the DSOP, each director who was not an officer or employee of CIBC or any of its subsidiaries was provided with the right to purchase CIBC common shares from CIBC at a fixed price equal to the five-day average of the closing price per share on the TSX for the five trading days preceding the date of the grant. The options, which are not eligible for SARs, vest immediately and expire on the earlier of (a) 60 months after the date the director ceases to be a member of the Board of Directors, or (b) 10 years from the grant date. In January 2003, the Board of Directors determined that no further options would be granted under the DSOP.
     A maximum of 42,834,500 common shares may be issued under our stock option plans.
     The weighted-average grant date fair value of options granted during 2005 has been estimated at $9.56 (2004: $10.55; 2003: $12.38) using the Black-Scholes option-pricing model. The following weighted-average assumptions were used to determine the fair value of options on the date of grant:

For the years ended October 31	2005	2004	2003

Weighted-average assumptions
Risk-free interest rate	4.13%	4.52%	5.06%
Expected dividend yield	4.84	4.45	3.00
Expected share price volatility	20.13	21.00	25.69
Expected life	7.0 years	6.0 years	10.0 years

Compensation expense in respect of stock options and SARs totalled $5 million for 2005 (2004: $58 million; 2003: $114 million).
Employee Share Purchase Plan
Under our Canadian Employee Share Purchase Plan, qualifying employees can choose each year to have up to 10% of their eligible earnings withheld to purchase CIBC common shares. We match 50% of the employee contribution amount, up to a maximum contribution of 3%, depending upon length of service and job level, subject to a ceiling of $2,250 annually. CIBC contributions vest after employees have two years of continuous participation

124 Notes to the Consolidated Financial Statements	CIBC Annual Accountability Report 2005 For what matters
in the plan, and all subsequent contributions vest immediately. Similar employee share purchase plans exist in other regions globally, where, each year, qualifying employees can choose to have a portion of their eligible earnings withheld to purchase CIBC common shares and receive a matching employer contribution subject to each plan’s provisions. All contributions are used by the plans’ trustees to purchase common shares in the open market. Our contribution is expensed as incurred and totalled $28 million in 2005 (2004: $28 million; 2003: $28 million).
Restricted Share Program
Under our Restricted Share Program (RSP), share equivalents are awarded under the following compensation plans:
Restricted Share Awards
Under our Restricted Share Awards (RSA) Plan, which began in 2000, certain key employees are granted awards to receive CIBC common shares as part of their total compensation. Additionally, RSAs may be awarded as special grants. The funding for awards is paid into a trust, which purchases CIBC common shares in the open market. In general, RSAs vest one-third annually or at the end of three years.The common shares held in the trust are generally distributed within a three-year period, beginning one year after the year of the grant or after vesting condition shave been met. Compensation expense in respect of RSAs totalled $244 million in 2005 (2004: $258 million; 2003: $230 million).
Other restricted share plans
In certain prior years, we also made grants under three other restricted share programs, specifically the Stock Participation Plan (SPP), Long Term Incentive Plan (LTIP) and Special Incentive Program (SIP). While we have not made any new grants under these programs in 2005, awards made under these programs in prior years are still outstanding.
     Under all three programs, certain key employees were granted awards to receive CIBC common shares as a portion of their total compensation. The funding for these awards was paid into a trust, which purchased CIBC common shares in the open market.
     SPP awards vest one-third annually or at the end of three years and the common shares held in the trust are distributed generally within a three-year period, beginning one year after the year of the grant. Additionally, SPP awards may be issued as special grants, which generally vest,and the common shares held in the trust are distributed within three years from the grant date.
     Generally, LTIP awards vest within a three-year period, beginning one year after the year of the grant and the common shares held in the trust are distributed upon vesting. Beginning in 2003, there were no awards made from the LTIP.
     SIP awards relating to some of the key employees vested and were distributed as at October 31, 2003, the date the plan expired. For other key employees, the value of awards was converted into Retirement Special Incentive Program Deferred Share Units (RSIP DSUs). Each RSIP DSU represents the right to receive one CIBC common share and additional RSIP DSUs in respect of dividends earned by the CIBC common shares held by the trust. RSIP DSUs vested on October 31, 2003, and will be distributed in the form of CIBC common shares upon retirement or termination of employment.
     Compensation expense net of forfeitures in respect of these three plans totalled $(5) million in 2005 (2004: $(6) million; 2003: $11 million).
Performance Share Unit Program
During the year, we introduced a new Performance Share Unit (PSU) program. Under the program, certain key executives are granted awards to receive CIBC common shares as part of their total compensation. PSUs vest at the end of three years. The final number of PSUs that vest will vary from 75% to 125% of the initial number awarded based on CIBC’s return on equity performance relative to the average of the other major Canadian banks. Compensation expense in respect of PSUs totalled $5 million in 2005.
Directors’ plans
Members of our Board of Directors who are not officers or employees of CIBC may elect to receive the annual amount payable by CIBC under the Director Deferred Share Unit/Common Share Election Plan as either Deferred Share Units (DSUs) or CIBC common shares.
The members may also elect, under the Non-Officer Director Share Plan, to receive all or a portion of their cash remuneration in the form of cash, CIBC common shares or DSUs. For purposes of this plan, cash remuneration includes the cash component of the director retainer, meeting attendance fees, non-resident attendance fees, committee chair retainers, committee member retainers and the Chairman of the Board retainer.
     Compensation expense in respect of these plans totalled $3 million (2004: $4 million; 2003: $3 million). The value of DSUs credited to a director is payable when he or she is no longer a director or employee of CIBC. In addition, under the Director Deferred Share Unit/Common Share Election Plan, the value of DSUs is payable when the director is no longer related to, or affiliated with, CIBC as defined in the Income Tax Act (Canada).
STOCK OPTION PLANS

		2005		2004		2003

		Weighted-		Weighted-		Weighted-
	Number	average	Number	average	Number	average
	of stock	exercise	of stock	exercise	of stock	exercise
As at or for the years ended October 31	options	price	options	price	options	price

Outstanding at beginning of year	13,424,875	$41.96	17,776,232	$41.02	19,942,954	$39.74
Granted	976,813	72.27	18,344	67.22	1,982,780	43.11
Exercised	(2,866,907)	40.62	(3,666,817)	38.05	(2,978,545)	32.81
Forfeited/cancelled	(129,181)	49.77	(294,221)	48.68	(816,432)	48.96
Exercised as SARs	(412,859)	31.92	(408,663)	32.43	(354,525)	31.69

Outstanding at end of year	10,992,741	$45.28	13,424,875	$41.96	17,776,232	$41.02

Exercisable at end of year	8,593,165	$41.87	9,610,229	$40.09	11,277,020	$37.96

Available for grant	9,051,751		9,899,383		9,554,506

CIBC Annual Accountability Report 2005 For what matters	Notes to the Consolidated Financial Statements 125
STOCK OPTIONS OUTSTANDING AND VESTED

Stock options outstanding					Stock options vested
		Weighted-
		average	Weighted-		Weighted-
		contractual	average		average
	Number	life	exercise	Number	exercise	Exercisable
Range of exercise prices	outstanding	remaining	price	outstanding	price	as SARs

$15.375 - $21.125	240,499	0.26	$21.13	240,499	$21.13	137,150
$31.700 - $39.850	4,083,318	3.42	37.10	4,083,043	37.10	1,110,190
$40.350 - $49.940	3,326,984	5.11	42.90	2,444,051	42.83	511,675
$50.330 - $57.190	2,360,570	5.90	54.07	1,820,986	53.92	-
$65.590 - $69.680	18,344	8.54	67.22	4,586	67.22	-
$72.200 - $74.620	963,026	9.31	72.26	—	—	-

Total	10,992,741	4.92	$45.28	8,593,165	$41.87	1,759,015

    Note   18 EMPLOYEE FUTURE BENEFITS
We are the sponsor of pension plans for eligible employees. These plans include registered funded defined benefit pension plans, supplemental unfunded arrangements, which provide pension benefits in excess of statutory limits, and defined contribution plans. The pension plans are predominantly non-contributory, but some participants contribute to their respective plans so as to receive higher pension benefits. These benefits are, in general, based on years of service and compensation near retirement. We also provide certain health-care, life insurance and other benefits to eligible employees and pensioners. In addition, we continue to sponsor a long-term disability plan which provides benefits to disabled employees who became disabled prior to June 1, 2004.
     We measure our accrued benefit obligations and the fair value of plan assets for accounting purposes as at September 30 each year.
     The following tables present the financial positions of the employee defined benefit pension plans and other benefit plans for Canada, U.S. and U.K.Other minor plans operated by some of our subsidiaries are not considered material and are not included in these disclosures.

126 Notes to the Consolidated Financial Statements	CIBC Annual Accountability Report 2005 For what matters

	Pension benefit plans			Other benefit plans

$ millions, as at or for the years ended October 31	2005	2004	2003	2005	2004	2003

Accrued benefit obligation
Balance at beginning of year	$2,956	$2,798	$2,537	$788	$803	$696
Adjustment for inclusion of subsidiary plans	—	—	—	—	2	—
Current service cost	94	89	77	24	44	55
Employee contributions	7	8	9	—	—	—
Interest cost on accrued benefit obligation	186	175	166	46	43	43
Benefits paid	(161)	(166)	(166)	(50)	(42)	(43)
Foreign exchange rate changes	(21)	(5)	(27)	(2)	(2)	(4)
Actuarial losses	475	36	281	143	18	68
Special termination benefits	—	—	8	—	—	—
Plan amendments	25	16	(7)	(2)	(78)	—
Acquisitions	—	2	—	—	—	—
Divestitures	—	—	(46)	—	—	—
Corporate restructuring giving rise to:
Curtailments losses (gains)	16	3	—	—	—	(6)
Settlements (gains) losses	—	—	(34)	—	—	(6)

Balance at end of year	$3,577	$2,956	$2,798	$947	$788	$803

Plan assets
Fair value at beginning of year	$2,826	$2,442	$2,188	$121	$116	$106
Actual return on plan assets	405	236	257	11	10	9
Employer contributions	231	309	253	18	37	44
Employee contributions	7	8	9	—	—	—
Benefits paid	(161)	(166)	(166)	(50)	(42)	(43)
Foreign exchange rate changes	(18)	(4)	(19)	—	—	—
Acquisitions	—	1	—	—	—	—
Divestitures	—	—	(46)	—	—	—
Corporate restructuring giving rise to settlements	—	—	(34)	—	—	—

Fair value at end of year	$3,290	$2,826	$2,442	$100	$121	$116

Funded status (deficit)	$(287)	$(130)	$(356)	$(847)	$(667)	$(687)
Unamortized net actuarial losses	1,053	860	953	252	124	118
Unamortized past service costs (gains)	71	53	42	(67)	(72)	—
Unamortized transitional (obligation) asset	—	—	(19)	3	4	5

Accrued benefit asset (liability)	837	783	620	(659)	(611)	(564)
Valuation allowance	(17)	(17)	(17)	—	—	—

Accrued benefit asset (liability), net of valuation allowance	$820	$766	$603	$(659)	$(611)	$(564)

The accrued benefit asset (liability), net of valuation allowance, included in other assets and other liabilities is as follows:

		Pension benefit plans			Other benefit plans

$ millions, as at October 31	2005	2004	2003	2005	2004	2003

Accrued benefit asset (liability), net of valuation allowance, recorded in:
Other assets (Note 9)	$977	$915	$747	$—	$—	$—
Other liabilities (Note 11)	(157)	(149)	(144)	(659)	(611)	(564)

Accrued benefit asset (liability), net of valuation allowance	$820	$766	$603	$(659)	$(611)	$(564)

Included in the accrued benefit obligation and fair value of the plan assets at year-end are the following amounts in respect of plans with accrued benefit obligations in excess of fair value of assets:

		Pension benefit plans			Other benefit plans

$ millions, as at October 31	2005	2004	2003	2005	2004	2003

Accrued benefit obligation
Unfunded plans	$168	$149	$128	$751	$591	$620
Funded plans	3,396	202	2,627	196	197	183

	3,564	351	2,755	947	788	803
Fair value of plan assets	3,259	175	2,378	100	121	116

Funded status (deficit)	$(305)	$(176)	$(377)	$(847)	$(667)	$(687)

CIBC Annual Accountability Report 2005 For what matters	Notes to the Consolidated Financial Statements 127
The net defined benefit plan expense is as follows:

	Pension benefit plans						Other benefit plans
$ millions, for the years ended October 31	2005		2004		2003		2005		2004		2003

Current service cost	$94		$89		$77		$24		$44		$55
Interest cost on accrued benefit obligation	186		175		166		46		43		43
Actual (positive) negative return on plan assets	(405)		(236)		(257)		(11)		(10)		(9)
Plan amendments	25		16		(7)		(2)		(78)		—
Actuarial losses	475		36		281		143		18		68
Curtailment losses (gains)	17		3		3		—		—		(6)
Settlement losses	—		—		20		—		—		—
Special termination benefits	—		—		8		—		—		—

Benefit plan expense, before adjustments to recognize the long-term nature of employee future benefit costs	$392		$83		$291		$200		$17		$151

Adjustments to recognize the long-term nature of employee future benefit costs
Difference between actual and expected return on plan assets	$216	(1)	$65	(1)	$69	(1)	$4	(2)	$3	(2)	$2	(2)
Difference between actuarial (gains) losses arising and actuarial (gains) losses amortized	(418)	(3)	28	(3)	(266	)(3)	(135)	(4)	(8	)(4)	(63	)(4)
Difference between plan amendment costs arising and plan amendment costs amortized	(18)	(5)	(11	)(5)	10	(5)	(5)	(6)	72	(6)	—
Amortization of transitional obligation	—		(20)		(2)		—		1		—

	(220)		62		(189)		(136)		68		(61)
Change in valuation allowance	1		—		1		—		—		—

Defined benefit plan expense recognized	$173		$145		$103		$64		$85		$90

(1)	Expected return on plan assets of $189 million (2004: $171 million; 2003: $188 million), less deferral of actual return on plan assets of $405 million (2004: $236 million; 2003: $257 million).

(2)	Expected return on plan assets of $7 million (2004: $7 million; 2003: $7 million), less deferral of actual return on plan assets of $11 million (2004: $10 million; 2003: $9 million).

(3)	Actuarial (gains) losses amortized of $57 million (2004: $64 million; 2003: $15 million), less actual actuarial (gains) losses incurred of $475 million (2004: $36 million; 2003: $281 million).

(4)	Actuarial (gains) losses amortized of $8 million (2004: $10 million; 2003: $5 million), less actual actuarial (gains) losses incurred of $143 million (2004: $18 million; 2003: $68 million).

(5)	Amortization of plan amendments of $6 million (2004: $5 million; 2003: $3 million), less actual plan amendments of $25 million (2004: $16 million; 2003: $(7) million).

(6)	Amortization of plan amendments of $(7) million (2004: $(6) million; 2003: nil), less actual plan amendments of $(2) million (2004: $(78) million; 2003: nil).
Benefit changes
2005
There were no material changes to the terms of our defined benefit pension plans or other benefit plans in 2005.
2004
Effective November 1, 2003, the plan providing medical, dental and life insurance benefits to Canadian retirees was amended to require those employees retiring subsequent to December 31, 2008, to contribute towards a portion of their benefit cost. The resulting reduction in liability is a negative plan amendment cost that is being amortized on a straight-line basis over the average remaining service period over which employees become fully eligible for benefits.
     Effective June 1, 2004, the long-term disability plan for Canadian employees became an employee-paid insured benefit. Employees who became disabled prior to June 1, 2004, continue to receive benefits from the long-term disability health and welfare trust. The obligations of the long-term disability plan, funded by a health and welfare trust, have not been curtailed or settled.
Benefit plan assets
The weighted-average asset allocation and target allocation by asset category of our defined benefit pension plans and other funded benefit plans are as follows:

	Pension benefit plans			Other benefit plans
	Target	Actual allocation		Target	Actual allocation
	allocation	as at October 31		allocation	as at October 31
Asset category	2006	2005	2004	2006	2005	2004

Equity securities(1)	54%	54%	56%	40%	38%	40%
Debt securities(1)	41	43	40	60	62	60
Real estate	5	3	4	—	—	—

Total	100%	100%	100%	100%	100%	100%

(1)	Pension benefit plans include CIBC securities of $12 million (2004: $24 million), representing 0.4% of total plan assets (2004: 0.8%). Other benefit plans do not include any CIBC securities.

128 Notes to the Consolidated Financial Statements	CIBC Annual Accountability Report 2005 For what matters
The investment policy for benefit plan assets is to optimize the risk-return relationship using a global portfolio of various asset classes diversified by market segment, economic sector and issuer. The goal is to secure our registered pension plans and long-term disability plan obligations, maximizing the investment returns while not compromising the security of the respective plans, in a cost-effective manner. Plan assets are managed by external investment managers and TAL Global Asset Management Inc., a wholly owned subsidiary of CIBC and, within established ranges, are rebalanced as required to the target asset mix.
Plan assumptions
The discount rate assumption used in determining pension and post-retirement benefit obligations and net benefit expense reflects the market yields, as of the measurement date, on high-quality debt instruments with cash flows that match expected benefit payments.
     For the Canadian plans, the expected rate of return on plan assets assumption is reviewed annually by management, in conjunction with our actuaries. The assumption is based on expected returns for the various asset classes, weighted by the portfolio allocation. Anticipated future long-term performance of individual asset categories is considered, reflecting expected future inflation and real yields on fixed income securities and equities.
     In the U.K. and the U.S., procedures similar to those in Canada are used to develop the expected long-term rate of return on plan assets, taking into consideration local market conditions and the specific allocation of plan assets.
     The assumptions used to determine the accrued benefit obligation and the benefit plan expense are as follows:

	Pension benefit plans			Other benefit plans
Weighted-average assumptions	2005	2004	2003	2005	2004	2003

Accrued benefit obligation as at October 31
Discount rate at end of the period	5.2%	6.2%	6.2%	5.1%	6.0%	6.1%
Rate of compensation increase	3.5	3.5	3.6	3.2	3.2	3.3

Net benefit plan expense for the years ended October 31
Discount rate at beginning of the period	6.2%	6.2%	6.7%	6.0%	6.1%	6.4%
Expected long-term rate of return on plan assets	7.0	7.0	7.5	6.5	6.5	7.0
Rate of compensation increase	3.5	3.6	3.7	3.2	3.3	3.4

The assumed health-care cost trend rates are as follows:

For the years ended October 31	2005	2004	2003

Health-care cost trend rates assumed for next year	7.8%	9.3%	10.1%
Rate to which the cost trend rate is assumed to decline	4.5%	4.5%	4.5%
Year that the rate reaches the ultimate trend rate	2012	2012	2011

A one percentage-point change in assumed health-care cost trend rates would have the following effects:

	One percentage-point increase			One percentage-point decrease
$ millions, for the years ended October 31	2005	2004	2003	2005	2004	2003

Effect on total benefit plan expense	$13	$12	$11	$(12)	$(11)	$(8)
Effect on accrued benefit obligation	125	89	97	(97)	(71)	(74)

Defined contribution and other plans
We also maintain defined contribution plans for certain employees. The total expense recognized for defined contribution plans is as follows:

$ millions, for the years ended October 31	2005	2004	2003

Defined contribution pension plans	$14	$18	$19
Government pension plans (1)	75	74	82

(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.

CIBC Annual Accountability Report 2005 For what matters	Notes to the Consolidated Financial Statements 129
Cash flows
Cash contributions
The most recent actuarial valuation of the principal defined benefit pension plan for funding purposes was as at October 31, 2004. The next actuarial valuation of the plan will be required as at a date not later than October 31, 2007. For the long-term disability plan, the most recent actuarial valuation was performed as at October 31, 2004.
     Total cash contributions for employee future benefit plans consist of:

	Pension benefit plans			Other benefit plans
$ millions, for the years ended October 31	2005	2004	2003	2005	2004	2003

Funded plans	$223	$303	$247	$3	$23	$32
Beneficiaries of unfunded plans	8	6	6	15	14	12
Defined contribution pension plans	14	18	19	—	—	—

Total	$245	$327	$272	$18	$37	$44

The contributions for 2006 are anticipated to be approximately $135 million for defined benefit pension plans and $19 million for other benefit plans. These estimates are subject to change since contributions are affected by various factors, such as market performance, regulatory requirements, and management’s ability to change funding policy.
Benefit payments
The following benefit payments, which reflect expected future services, as appropriate, are expected to be paid either by CIBC or from the trust funds:

$ millions	Pension benefit plans	Other benefit plans

2006	$153	$47
2007	155	47
2008	158	47
2009	162	47
2010	166	48
2011 — 2015	942	251

    Note   19 INCOME TAXES
Income taxes are reported in the consolidated financial statements as follows:
TOTAL INCOME TAXES

$ millions, for the years ended October 31	2005	2004		2003

Consolidated statements of operations
Provision for income taxes — Current	$537	$650		$(70)
— Future	252	140		309

	789	790		239

Consolidated statements of changes in shareholders’ equity
Foreign currency translation adjustments	(120)	617		1,412
Accounting policy changes	11 (1)	3	(2)	—
Other	(11)	4		19

	(120)	624		1,431

	$669	$1,414		$1,670

(1)	Represents the effect of implementing the CICA AcG-15, “Consolidation of Variable Interest Entities.”

(2)	Represents the effect of implementing the CICA AcG-17, “Equity-linked Deposit Contracts.”

130 Notes to the Consolidated Financial Statements	CIBC Annual Accountability Report 2005 For what matters
The components of income tax consist of the following:
COMPONENTS OF INCOME TAX

$ millions, for the years ended October 31	2005	2004	2003

Current income taxes
Federal	$192	$833	$1,076
Provincial	107	386	450
Foreign	162	9	26

	461	1,228	1,552

Future income taxes
Federal	23	81	(77)
Provincial	12	(10)	(29)
Foreign	173	115	224

	208	186	118

	$669	$1,414	$1,670

Future income tax balances are included in other assets (Note 9) and result from temporary differences between the tax basis of assets and liabilities and their carrying amounts on the consolidated balance sheets.
     The combined Canadian federal and provincial income tax rate varies each year according to changes in the statutory rates imposed by each of these jurisdictions and according to changes in the proportion of our business carried on in each province. We are also subject to Canadian taxation on income of foreign branches. Earnings of foreign subsidiaries would generally only be subject to Canadian tax when distributed to Canada. Additional Canadian taxes that would be payable if all foreign subsidiaries’ retained earnings were distributed to the Canadian parent as dividends are estimated at $420 million (2004: $400 million; 2003: $542 million).
     The effective rates of income tax in the consolidated statements of operations are different from the combined Canadian federal and provincial income tax rate of 35.0% (2004: 35.3%; 2003: 36.6%) as set out below:
RECONCILIATION OF INCOME TAXES

$ millions, for the years ended October 31	2005		2004		2003

Combined Canadian federal and provincial income tax rate applied to income before income taxes	$324	35.0%	$1,022	35.3%	$803	36.6%
Income taxes adjusted for the effect of:
Earnings of foreign subsidiaries	(159)	(17.2)	(61)	(2.1)	(592)	(27.0)
Non-tax effected litigation provisions	699	75.4	—	—	—	—
Net realized foreign exchange gains on investments in foreign operations	203	21.9	—	—	—	—
Non-controlling interest portion of VIE income	(55)	(5.9)	—	—	—	—
Tax-exempt income and gains	(167)	(18.1)	(120)	(4.1)	(97)	(4.4)
Preferred share dividends treated as interest	23	2.5	38	1.3	41	1.9
Earnings of domestic subsidiaries	(1)	(0.1)	23	0.8	(14)	(0.6)
Future tax rate (increases) reductions	4	0.4	(50)	(1.7)	37	1.7
Other	(82)	(8.8)	(62)	(2.2)	61	2.7

Income taxes in the consolidated statements of operations	$789	85.1%	$790	27.3%	$239	10.9%

In 2005, the tax recovery on the Enron-related litigation provision was limited to $297 million. The repatriation of capital and retained earnings from our foreign operations resulted in a $375 million increase in income tax expense arising from the reversal of related accumulated balances in the foreign currency translation adjustments component of shareholders’ equity. A related $67 million future tax asset arising from the prior year’s foreign exchange losses and a $59 million reversal of a portion of the valuation allowance relating to the future tax asset from our U.S. operations were recognized.
     In November 2003, the Ontario government announced an increase in its corporate income tax rate and a cancellation of planned future rate reductions. As a result, we increased our future income tax asset by $50 million, thereby reducing income tax expense. During 2001, various proposed federal and provincial income tax rate decreases were passed into law, resulting in phased-in income tax reductions over a three- to four-year period. In 2003, we recognized a $37 million charge to income tax expense.
     During 2003, we reached an agreement with the Canada Revenue Agency resulting in the recognition of a recovery of $689 million in income taxes, in respect of certain foreign-based transactions, that were previously recorded as tax expense.
     In 2003, we recorded a $232 million income tax expense for the valuation allowance. The future income tax asset was reduced to an amount that is more likely than not to be realized, primarily as a result of the acceleration of our loan sale program, and reduced interest income resulting from a prolonged period of lower interest rates.

CIBC Annual Accountability Report 2005 For what matters	Notes to the Consolidated Financial Statements 131
SOURCES OF FUTURE INCOME TAX BALANCES

$ millions, as at October 31	2005	2004

Future income tax assets
Allowance for credit losses	$481	$720
Buildings and equipment	51	10
Pension and employee benefits	73	63
Unearned income	101	144
Investment revaluations	136	375
Tax loss carryforwards	871	595
Provisions	286	311
Other	160	119

	2,159	2,337
Valuation allowance	(125)	(201)

	2,034	2,136

Future income tax liabilities
Lease receivables	822	803
Buildings and equipment	26	9
Goodwill	48	—
Pension and employee benefits	73	—
Other	63	85

	1,032	897

Future income tax asset	$1,002	$1,239

Included in the tax loss carryforwards amount is $705 million of future tax assets related to losses in our U.S. operations (2004: $545 million) which expire in five to 20 years from origination. In addition, as other future income tax assets naturally reverse into tax losses in the U.S., we will have between five to 20 years from the date such temporary differences become tax losses to use them before they would begin to expire under current tax law. The total amount of the future income tax asset related to our U.S. operations, net of the valuation allowance, is $365 million (2004: $576 million). Also included in the tax loss carryforwards amount is a $131 million future tax asset related to Canadian capital losses, which have no expiry date. We believe that, based on all available evidence, it is more likely than not that all of the future income tax asset, net of the valuation allowance, will be realized prior to its expiration.
    Note   20 EARNINGS (LOSS) PER SHARE

$ millions, except per share amounts, for the years ended October 31	2005	2004	2003

Basic EPS
Net (loss) income	$(32)	$2,091	$1,950
Preferred share dividends	(125)	(100)	(75)

Net (loss) income applicable to common shares	$(157)	$1,991	$1,875

Weighted-average common shares outstanding (thousands)	339,263	355,735	360,048

Basic EPS	$(0.46)	$5.60	$5.21

Diluted EPS
Net (loss) income applicable to common shares	$(157)	$1,991	$1,875

Weighted-average common shares outstanding (thousands)	339,263	355,735	360,048
Add: stock options potentially exercisable (1) (thousands)	3,646	4,041	2,259

Weighted-average diluted common shares outstanding (2) (thousands)	342,909	359,776	362,307

Diluted EPS (3)	$(0.46)	$5.53	$5.18

(1)	Excludes average options outstanding of 460,560 with a weighted-average exercise price of $73.08; average options outstanding of 3,923 with a weighted-average exercise price of $69.34; and average options outstanding of 3,274,474 with a weighted-average exercise price of $52.89 for the years ended October 31, 2005, 2004 and 2003, respectively, as the options’ exercise prices were greater than the average market price of CIBC’s common shares. Also excluded are average options outstanding of 112,778 with a weighted-average exercise price of $37.60; average options outstanding of 258,630 with a weighted-average exercise price of $37.60; and average options outstanding of 576,222 with a weighted-average exercise price of $37.60 for the years ended October 31, 2005, 2004 and 2003, respectively, as these options are performance based and the vesting criteria for these options had not been achieved.

(2)	Convertible preferred shares and preferred share liabilities have not been included in the calculation since we have the right to redeem them for cash prior to the conversion date.

(3)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share will be anti-dilutive; therefore, basic and diluted earnings (loss) per share will be the same.

132 Notes to the Consolidated Financial Statements	CIBC Annual Accountability Report 2005 For what matters
Note 21 RELATED-PARTY TRANSACTIONS
In the ordinary course of business, we provide normal banking services to, and enter into contractual arrangements and other transactions with, affiliated companies on terms similar to those offered to non-related parties.
     Loans, at varied rates and terms, are made to directors and senior officers.
AMOUNTS OUTSTANDING FROM RELATED-PARTIES

$ millions, as at October 31	2005	2004

Residential mortgages	$2	$3
Personal loans	21	31
Credit card loans	1	1
Business and government loans	370	305

	$394	$340

    Note   22 DERIVATIVE INSTRUMENTS
As explained in Note 1, in the normal course of business, we use various derivative instruments in the course of trading and for ALM purposes. These derivatives limit, modify or give rise to varying degrees and types of risk.
Derivatives used by CIBC
The majority of our derivative contracts are over-the-counter transactions that are privately negotiated between CIBC and the counterparty to the contract. The remainder are exchange traded contracts transacted through organized and regulated exchanges and consist primarily of options and futures.
Interest rate derivatives
Forward rate agreements are over-the-counter contracts that effectively fix a future interest rate for a period of time. A typical forward rate agreement provides that at a pre-determined future date, a cash settlement will be made between the counterparties based upon the difference between a contracted rate and a market rate to be determined in the future, calculated on a specified notional principal amount. No exchange of principal amount takes place.
     Interest rate swaps are over-the-counter contracts in which two counterparties agree to exchange cash flows over a period of time based on rates applied to a specified notional principal amount. A typical interest rate swap would require one counterparty to pay a fixed market interest rate in exchange for a variable market interest rate determined from time to time with both calculated on a specified notional principal amount. No exchange of principal amount takes place.
     Interest rate options are contracts in which one party (the purchaser of an option) acquires from another party (the writer of an option), in exchange for a premium, the right, but not the obligation, either to buy or sell, on a specified future date or within a specified time, a specified financial instrument at a contracted price. The underlying financial instrument will have a market price which varies in response to changes in interest rates. In managing our interest rate exposure, we act both as a writer and purchaser of these options. Options are transacted both over-the-counter and through exchanges.
     Interest rate futures are standardized contracts transacted on an exchange. They are based upon an agreement to buy or sell a specified quantity of a financial instrument on a specified future date, at a contracted price. These contracts differ from forward rate agreements in that they are in standard amounts with standard settlement dates and are transacted on an exchange.
Foreign exchange derivatives
Foreign exchange forwards are over-the-counter contracts in which one counterparty contracts with another to exchange a specified amount of one currency for a specified amount of a second currency, at a future date or range of dates.
     Swap contracts comprise foreign exchange swaps and cross-currency interest rate swaps. Foreign exchange swaps are transactions in which a foreign currency is simultaneously purchased in the spot market and sold in the forward market, or vice-versa. Cross-currency interest rate swaps are transactions in which counterparties exchange principal and interest flows in different currencies over a period of time. These contracts are used to manage both currency and interest rate exposures.
     Foreign exchange futures contracts are similar in mechanics to foreign exchange forward contracts but differ in that they are in standard currency amounts with standard settlement dates and are transacted on an exchange.
Credit derivatives
Credit derivatives are over-the-counter contracts designed to transfer the credit risk in an underlying financial instrument (usually termed as a reference asset) from one counterparty to another. The most common credit derivatives are credit default swaps (referred to as option contracts) and total return swaps (referred to as swap contracts). In option contracts, an option purchaser acquires credit protection on a reference asset or group of assets from an option writer in exchange for a premium. The option purchaser may pay the agreed premium at inception or over a period of time. The credit protection compensates the option purchaser for any deterioration in value of the reference asset upon the occurrence of certain credit events such as bankruptcy or failure to pay. Settlement may be cash based or physical, requiring the delivery of the reference asset to the option writer. In swap contracts, one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including any returns such as interest earned on these assets in exchange for amounts that are based on prevailing market funding rates. These cash settlements are made regardless of whether there is a credit event.
Equity derivatives
Equity swaps are over-the-counter contracts in which one counterparty agrees to pay, or receive from the other, cash amounts based on changes in the value of a stock index, a basket of stocks or a single stock. These contracts sometimes include a payment in respect of dividends.
     Equity options give the purchaser of the option, for a premium, the right, but not the obligation, to buy from or sell to the writer of an option, an underlying stock index, basket of stocks or single stock at a contracted price. Options are transacted both over-the-counter and through exchanges.
     Equity index futures are standardized contracts transacted on an exchange. They are based on an agreement to pay or receive a cash amount based on the difference between the contracted price level of an underlying stock index and its corresponding market price level at a specified future date.

CIBC Annual Accountability Report 2005 For what matters	Notes to the Consolidated Financial Statements 133
There is no actual delivery of stocks that comprise the underlying index. These contracts are in standard amounts with standard settlement dates.
Other derivatives
We also transact in other derivative products, including commodity forward, futures, swaps and options, such as precious metal and energy-related products in both over-the-counter and exchange markets.
Notional amounts
The table below presents the notional amounts of derivative instruments.
     The notional amounts are not recorded as assets or liabilities as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. Notional amounts do not represent the potential gain or loss associated with market risk or credit risk of such instruments.
NOTIONAL AMOUNTS

	Residual term to contractual maturity					Analyzed by use
					2005 total
	Under	3 to 12	1 to	Over	notional		2005		2004
$ millions, as at October 31	3 months	months	5 years	5 years	amounts	Trading	ALM	Trading	ALM

Interest rate derivatives
Over-the-counter
Forward rate agreements	$27,357	$11,887	$251	$74	$39,569	$39,524	$45	$25,182	$—
Swap contracts	92,412	113,192	286,275	118,255	610,134	498,255	111,879	553,600	111,273
Purchased options	7,087	7,610	15,558	7,408	37,663	36,767	896	38,187	219
Written options	12,572	10,318	18,396	6,642	47,928	45,732	2,196	41,748	1,656

	139,428	143,007	320,480	132,379	735,294	620,278	115,016	658,717	113,148

Exchange traded
Futures contracts	34,112	20,073	18,635	219	73,039	68,590	4,449	72,882	7,270
Purchased options	1,477	2,303	591	—	4,371	4,371	—	12,849	—
Written options	3,740	6,130	1,181	—	11,051	11,051	—	5,596	—

	39,329	28,506	20,407	219	88,461	84,012	4,449	91,327	7,270

Total interest rate derivatives	178,757	171,513	340,887	132,598	823,755	704,290	119,465	750,044	120,418

Foreign exchange derivatives
Over-the-counter
Forward contracts	53,191	7,301	3,290	850	64,632	46,632	18,000	61,880	18,566
Swap contracts	6,206	14,196	33,557	21,288	75,247	57,523	17,724	55,889	16,481
Purchased options	1,066	1,379	579	456	3,480	3,480	—	9,685	—
Written options	1,113	1,475	590	355	3,533	3,428	105	8,935	—

	61,576	24,351	38,016	22,949	146,892	111,063	35,829	136,389	35,047

Exchange traded
Futures contracts	91	100	—	—	191	191	—	69	—

Total foreign exchange derivatives	61,667	24,451	38,016	22,949	147,083	111,254	35,829	136,458	35,047

Credit derivatives
Over-the-counter
Swap contracts	390	704	827	104	2,025	2,025	—	1,404	—
Purchased options	6,294	7,941	13,356	5,703	33,294	24,658	8,636	16,130	5,561
Written options(1)	8,381	1,512	15,770	3,709	29,372	29,179	193	22,581	200

Total credit derivatives	15,065	10,157	29,953	9,516	64,691	55,862	8,829	40,115	5,761

Equity derivatives(2)
Over-the-counter	6,568	15,553	18,931	1,102	42,154	41,610	544	39,324	1,355
Exchange traded	23,361	2,844	13,924	314	40,443	40,243	200	24,981	1,065

Total equity derivatives	29,929	18,397	32,855	1,416	82,597	81,853	744	64,305	2,420

Other derivatives(3)
Over-the-counter	5,592	6,353	10,547	957	23,449	23,449	—	17,280	—
Exchange traded	605	913	766	21	2,305	2,305	—	1,469	—

Total other derivatives	6,197	7,266	11,313	978	25,754	25,754	—	18,749	—

	$291,615	$231,784	$453,024	$167,457	$1,143,880	$979,013	$164,867	$1,009,671	$163,646

(1)	ALM written options are reported as financial guarantees in Note 24.

(2)	Includes forwards, futures, swaps and options.

(3)	Includes precious metals and other commodity forwards, futures, swaps and options.

134 Notes to the Consolidated Financial Statements	CIBC Annual Accountability Report 2005 For what matters
Risk
In the following sections, we discuss the risks related to the use of derivatives and how we manage these risks.
Market risk
Derivative instruments, in the absence of any compensating upfront cash payments, generally have no market value at inception. They obtain value, positive or negative, as relevant interest rates, foreign exchange rates, equity, commodity or credit prices or indices change, such that the previously contracted terms of the derivative transactions have become more or less favourable than what can be negotiated under current market conditions for contracts with the same terms and the same remaining period to expiry. The potential for derivatives to increase or decrease in value as a result of the foregoing factors is generally referred to as market risk.
     Market risk arising through trading activities is managed in order to mitigate risk, where appropriate, and with a view to maximizing trading revenue. To further manage risks, we may enter into contracts with other market makers or may undertake cash market hedges. There is no correlation between the high notional values of contracts to which we are a party and the net market and credit risks to which we are exposed.
Credit risk
Credit risk arises from the potential for a counterparty to default on its contractual obligations and the risk that prevailing market conditions are such that we would incur a loss in replacing the defaulted transaction. We limit the credit risk of derivatives traded over-the-counter by dealing with counterparties that are creditworthy, and by actively pursuing risk mitigation opportunities through the use of multi-product derivative master netting agreements, collateral and other credit mitigation techniques.
     We negotiate derivative master netting agreements with counterparties with which we have significant credit risk through derivatives activities. Such agreements provide for the simultaneous close out and netting of all transactions with a counterparty in an event of default. An increasing number of these agreements also provide for the exchange of collateral between parties in the event that the mark-to-market value of outstanding transactions between the parties exceeds an agreed threshold. Such agreements are used both to accommodate business with less creditworthy counterparties and to help contain the buildup of credit exposure resulting from multiple deals with more active counterparties. Credit risk on exchange traded futures and options is limited, as these transactions are standardized contracts executed on established exchanges each of which is associated with a well-capitalized clearing house that assumes the obligations of both counterparties and guarantees their performance. All exchange traded contracts are subject to initial margins and the daily settlement of variation margins.
     Written options generally have no credit risk for the writer if the counterparty has already performed in accordance with the terms of the contract through payment of the premium at inception. Written options will, however, have some credit risk to the extent of any unpaid premiums.
     The table below summarizes our credit exposure arising from derivative instruments except for those that are traded on an exchange and subject to daily margining requirements. The calculation of risk-weighted amount is prescribed by OSFI. The current replacement cost is the estimated cost to replace all contracts which have a positive market value, representing an unrealized gain to CIBC. The replacement cost of an instrument is dependent upon its terms relative to prevailing market prices, and will fluctuate as market prices change and as the derivative approaches its scheduled maturity.
     The credit equivalent amount is the sum of the current replacement cost and the potential credit exposure. The potential credit exposure is an estimate of the amount by which the current replacement cost could increase over the remaining term of each transaction, based on a formula prescribed by OSFI. The credit equivalent amount is then multiplied by standard counterparty risk-weighting factors prescribed by OSFI that are adjusted for the impact of collateral and guarantees to arrive at the risk-weighted amount. The risk-weighted amount is used in determining the regulatory capital requirements for derivatives.

CIBC Annual Accountability Report 2005 For what matters	Notes to the Consolidated Financial Statements 135
CREDIT RISK

					2005	2004
				Credit	Risk-				Credit	Risk-
	Current replacement cost			equivalent	weighted	Current replacement cost			equivalent	weighted
$ millions, as at October 31	Trading	ALM	Total	amount	amount(1)	Trading	ALM	Total	amount	amount(1)

Interest rate derivatives
Forward rate agreements	$7	$—	$7	$9	$3	$8	$—	$8	$8	$2
Swap contracts	8,116	1,070	9,186	12,283	2,614	11,123	989	12,112	15,523	3,566
Purchased options	777	9	786	975	242	691	—	691	873	208

	8,900	1,079	9,979	13,267	2,859	11,822	989	12,811	16,404	3,776

Foreign exchange derivatives
Forward contracts	676	40	716	1,413	412	1,717	228	1,945	2,736	1,220
Swap contracts	4,267	147	4,414	7,892	1,544	4,598	274	4,872	8,267	1,800
Purchased options	127	—	127	215	68	248	—	248	419	136

	5,070	187	5,257	9,520	2,024	6,563	502	7,065	11,422	3,156

Credit derivatives(2)
Swap contracts	55	—	55	197	75	56	—	56	164	65
Purchased options	87	—	87	1,818	700	71	—	71	1,231	178
Written options(3)	44	—	44	44	22	—	—	—	—	—

	186	—	186	2,059	797	127	—	127	1,395	243

Equity derivatives(4)	2,259	3	2,262	4,343	1,466	1,612	47	1,659	3,588	1,145

Other derivatives(5)	2,573	—	2,573	4,750	1,940	2,320	—	2,320	3,996	1,757

	18,988	1,269	20,257	33,939	9,086	22,444	1,538	23,982	36,805	10,077
Less: effect of master netting agreements	(13,315)	—	(13,315)	(18,565)	(4,766)	(17,022)	—	(17,022)	(22,482)	(6,412)

	$5,673	$1,269	$6,942	$15,374	$4,320	$5,422	$1,538	$6,960	$14,323	$3,665

(1)	Risk-weighted amount is the credit equivalent amount multiplied by the prescribed counterparty credit risk factor adjusted for the impact of collateral and guarantees.

(2)	ALM credit derivative options, with a replacement cost of $34 million (2004: $14 million), are given financial guarantee treatment for credit risk capital purposes and are excluded from the table above.

(3)	Represents the fair value of contracts for which fees are received over the life of the contracts.

(4)	Includes forwards, swaps and options.

(5)	Includes precious metals and other commodity forwards, swaps and options.
    Note   23 FAIR VALUE OF FINANCIAL INSTRUMENTS
The tables that follow present the fair value of both on- and off-balance sheet financial instruments, based on the fair valuation approach set out below.
     Fair value represents our estimate of the price at which a financial instrument could be exchanged in an arm’s length transaction between knowledgeable and willing parties, under no compulsion to act, carried out in the normal course of business. Fair value is best evidenced by a quoted market price, if one exists.
     Quoted market prices are not available for a significant portion of our on- and off-balance sheet financial instruments because of the lack of traded markets and also, where such markets do exist, they are not considered sufficiently liquid to be used as a basis for fair value. Where quoted markets exist and are considered active, these quoted prices are used to calculate fair value.
     Valuation adjustments are an integral component of our fair valuation process. To arrive at fair value, we make valuation adjustments, where appropriate, to cover risks such as counterparty credit quality or concentration or market liquidity. In our mid-pricing portfolios, we also consider valuation adjustments for bid-offer spread to cover close-out risk. In addition, we also make valuation adjustments for positions, which rely on complex models for valuation or on models incorporating unobservable parameters (refer to Note 1 for additional details).
     In those instances where traded markets do not exist or are not considered sufficiently liquid, our measure of fair value is estimated, using a variety of valuation techniques and models. The results of these valuation techniques and models may vary from the ultimate net realizable value. We have an ongoing process of enhancing our valuation techniques and models. Where enhancements are made, they are applied prospectively, so that fair values reported in prior periods are not recalculated on the new bases. Our techniques and models take into account the effect of changes in market rates, including credit quality, where we are exposed to the credit risk of an issuer, borrower or counterparty.
     Both book and fair values of loans and loan commitments are affected by credit quality. In this regard, we rely on our processes for determining the allowance for credit losses to simultaneously write down (but not up) both the book and fair values of loans and to account for reductions in credit quality of loan commitments and other credit-related arrangements on which we have credit exposure. This applies to impaired assets and assets not yet specifically identified as impaired through specific and general allowances, respectively. The specific allowance for credit losses is designed to write down the book value of impaired loans to the recoverable amounts and to account for any impairment on loan commitments and other credit-related arrangements. Recoverable amounts do not take into account the credit protection available to us through credit derivatives because these credit derivatives are carried at fair value. The general allowance for credit losses is similarly designed to write down the book value of loans to reflect losses inherent in the portfolio of loans (and commitments and other credit-related arrangements) that are not yet specifically identified as impaired. The recoverable amounts thus calculated and used for book value purposes already include the effect of credit quality and, therefore, no further adjustments for credit risks are made in arriving at fair value. Both the book

136 Notes to the Consolidated Financial Statements	CIBC Annual Accountability Report 2005 For what matters
and fair values disclosed are net of all specific and general allowances for credit losses. The policy followed in setting allowances for credit losses is explained in Note 1.
     For changes in fair value due to interest rate risk on financial instruments where traded markets do not exist, except for privately issued debt securities, the calculation of fair value is based on the difference between the original and current market interest rates for the same type of instrument, using present value techniques. The actual cash flows based on the original interest rate are discounted using current market interest rates for the remaining term to the repricing or maturity date, whichever is earlier. The remaining term used is generally contractual. We do not make additional adjustments to fair value for bid-offer considerations for our non-trading portfolios’ fair values.
     Due to the judgment used in applying a wide variety of acceptable valuation techniques and models, as well as the use of estimates inherent in this process, estimates of fair value of the same or similar assets may differ among financial institutions. The calculation of fair values is based on market conditions, as at October 31, 2005, and may not be reflective of ultimate realizable value.
Methods and assumptions
Financial instruments with fair value equal to book value
Where we consider any difference between fair and book values of certain on-balance sheet financial instruments to be insignificant, the fair value of certain on-balance sheet financial instruments is assumed to equal their book value. These categories are: cash and non-interest-bearing deposits with banks; short-term interest-bearing deposits with banks; securities borrowed or purchased under resale agreements; customers’ liability under acceptances; acceptances; obligations related to securities sold short; obligations related to securities lent or sold under repurchase agreements and other liabilities (except for ALM derivatives not carried at fair value as described in footnote 2 on page 137).
Securities
The fair value of securities are detailed in Note 3 and are based on quoted market prices where available; otherwise, fair values are estimated using quoted market prices for similar securities or other third-party evidence, as available.
     The quoted market price used to value publicly traded equity securities held for investment purposes does not take into account any adjustments for resale restrictions that expire within one year, for liquidity or for future expenses.
     For privately issued debt and equity securities, we estimate fair value using recent market transactions, where available. Otherwise fair values are derived from valuation models using a market, or income approach. These models consider various factors including projected cash flows, earnings, revenue or other third-party evidence as available.
Loans
The fair value of variable-rate mortgages, which are largely prime rate based are assumed to equal their book value. The fair value of fixed-rate mortgages are estimated, using a discounted cash flow calculation that uses market interest rates currently charged for mortgages with similar remaining terms. The valuation model used for mortgages takes into account prepayment optionality, as well as consumer behaviour, as appropriate.
     The fair value of variable-rate loans and those that reprice frequently are assumed to be equal to their book value. The fair value for fixed-rate loans is estimated, using a discounted cash flow calculation that uses market interest rates currently charged for loans with similar terms and credit risks. As noted above, the book value of loans is adjusted for impaired loans and loans not yet specifically identified as impaired through the specific and general allowance categories, respectively. The fair value of loans is not adjusted for the value of any credit derivatives used to manage the credit risk associated with them. The fair value of these credit derivatives is disclosed separately.
Other assets
Other assets included in the table below mainly comprise accrued interest receivable, brokers’ client accounts, equity-accounted investments, limited partnerships and accounts receivable.
     Except as noted, the fair value of all other assets is assumed to equal book value because we consider any difference not to be significant. The fair value of limited partnership investments is taken from net asset values published by third-party fund managers and is adjusted for better and/or more recent information where available and appropriate. For equity-accounted investments, we estimate fair value using quoted market prices or other recent market transactions, where available. Otherwise, fair value is derived from valuation models, except for instances where the benefits of estimating fair value for unquoted equity-accounted investments do not outweigh the related costs, then fair value is assumed to equal book value. At October 31, 2005, we assumed the fair value of FirstCaribbean International Bank (FCIB), an equity-accounted investment of CIBC, was equal to its book value of $805 million (2004: $733 million).
Deposits
The fair value of floating-rate deposits and demand deposits are assumed to be equal to their book value. The fair value of fixed-rate deposits are determined by discounting the contractual cash flows using market interest rates currently offered for deposits of similar terms. The fair value for deposit liabilities with embedded optionality (cashable option) includes the value of those options.
Subordinated indebtedness
The fair value is determined by reference to market prices for the same or similar debt instruments.
Preferred share liabilities
The fair value of these obligations is determined by reference to market prices for the same or similar financial instruments.
Derivative instruments market valuation
The fair value of derivatives is based on quoted market prices or dealer quotes, where available. Otherwise, fair values are estimated on the basis of pricing models that incorporate current market measures for interest rates, currency exchange rates, equity prices and indices, credit spreads, corresponding market volatility levels and other market-based pricing factors.
     For trading derivatives, fair value reflects a valuation adjustment for market, model and credit risks, as well as administrative costs, as appropriate. Specifically, credit risk adjustments are based on current and potential credit exposure and take into account both collateral and netting arrangements. Administrative cost adjustments reflect the expected future costs of processing by type of deal and term.
     For non-trading (ALM) derivatives, the fair value is determined on the same basis as for trading derivatives without valuation adjustments.
ALM derivatives not carried at fair value
Fair value is determined on the same basis as for non-trading (ALM) derivatives carried at fair value included in derivative instruments market valuation above.

CIBC Annual Accountability Report 2005 For what matters	Notes to the Consolidated Financial Statements 137
Mortgage commitments
The fair value of mortgage commitments, included in derivatives held for ALM, is for fixed-rate residential and commercial mortgage commitments and is based on changes in market interest rates between the commitment and funding dates. The valuation model takes into account the expected probability that outstanding commitments will be exercised.
Credit commitments
Other commitments to extend credit are primarily variable rate and, consequently, do not expose CIBC to interest rate risk, although they do expose CIBC to credit risk. These commitments generally contain provisions whereby drawn credit commitments are priced based on the credit quality of the obligor at the date funds are drawn. As noted above, the credit exposure on loan commitments is included in our assessment of the specific and general allowances and, hence, no further adjustments are made.
     The fair values disclosed in the following table exclude the value of assets that are not financial instruments. Also, excluded from this table are assets, such as land, buildings and equipment, as well as goodwill and other intangible assets, including customer relationships, which add significant value to CIBC.
FAIR VALUE OF FINANCIAL INSTRUMENTS

	2005			2004
			Fair value			Fair value
			over (under)			over (under)
$ millions, as at October 31	Book value	Fair value	book value	Book value	Fair value	book value

Assets
Cash and non-interest-bearing deposits with banks	$1,310	$1,310	$—	$1,374	$1,374	$—
Interest-bearing deposits with banks	10,542	10,542	—	10,829	10,829	—
Securities	67,764	67,833	69	67,316	68,052	736
Securities borrowed or purchased under resale agreements	18,514	18,514	—	18,165	18,165	—
Loans	141,783	142,043	260	137,504	138,081	577
Derivative instruments market valuation (1)	20,309	20,309	—	23,710	23,710	—
Customers’ liability under acceptances	5,119	5,119	—	4,778	4,778	—
Other assets	7,044	7,316	272	5,226	5,422	196

Liabilities
Deposits	$192,734	$192,674	$(60)	$190,577	$190,781	$204
Derivative instruments market valuation (1)	20,128	20,128	—	23,990	23,990	—
Acceptances	5,119	5,119	—	4,778	4,778	—
Obligations related to securities sold short	14,883	14,883	—	12,220	12,220	—
Obligations related to securities lent or sold under repurchase agreements	14,325	14,325	—	16,790	16,790	—
Other liabilities	11,537	11,537	—	6,562	6,562	—
Subordinated indebtedness	5,102	5,468	366	3,889	4,259	370
Preferred share liabilities	600	660	60	1,043	1,135	92

ALM derivatives not carried at fair value (1)(2)(3)	$73	$82	$9	$(380)	$(660)	$(280)

(1)	ALM derivatives carried at fair value are included in derivative instruments market valuation.

(2)	The book value includes both the ALM derivatives not carried at fair value of $(281) million (2004: $(707) million) and unamortized hedge-related deferred balances, net $354 million (2004: net $327 million), which are included in other assets and other liabilities.

(3)	The fair value over (under) book value includes deferred gains of $266 million (2004: $107 million) relating to derivative hedges for anticipated transactions related to certain deposit programs and expenses. These transactions and related hedges will be recognized in the consolidated financial statements over the next eight years.

138 Notes to the Consolidated Financial Statements	CIBC Annual Accountability Report 2005 For what matters
FAIR VALUE OF DERIVATIVE INSTRUMENTS

	2005 fair value			2004 fair value
$ millions, as at October 31	Positive	Negative	Net	Positive	Negative	Net

Held for trading (7)
Interest rate derivatives
Forward rate agreements	$7	$10	$(3)	$8	$7	$1
Swap contracts	8,116	7,711	405	11,123	10,403	720
Purchased options	779	—	779	694	—	694
Written options	—	618	(618)	—	936	(936)

Total interest rate derivatives	8,902	8,339	563	11,825	11,346	479

Foreign exchange derivatives
Forward contracts	676	695	(19)	1,717	1,645	72
Swap contracts	4,267	3,885	382	4,598	4,098	500
Purchased options	127	—	127	248	—	248
Written options	—	120	(120)	—	345	(345)

Total foreign exchange derivatives	5,070	4,700	370	6,563	6,088	475

Credit derivatives
Swap contracts	55	48	7	56	68	(12)
Purchased options	87	46	41	71	40	31
Written options	44	30	14	—	13	(13)

Total credit derivatives	186	124	62	127	121	6

Equity derivatives (1)	3,109	3,405	(296)	2,302	2,922	(620)

Other derivatives (2)	2,659	2,840	(181)	2,320	2,436	(116)

Total held for trading (3)	19,926	19,408	518	23,137	22,913	224

Held for ALM (4)
Interest rate derivatives
Swap contracts	1,070	731	339	989	933	56
Purchased options	9	—	9	—	—	—
Written options	—	27	(27)	—	8	(8)

Total interest rate derivatives	1,079	758	321	989	941	48

Foreign exchange derivatives
Forward contracts	40	53	(13)	228	414	(186)
Swap contracts	147	680	(533)	274	1,198	(924)
Purchased options	—	—	—	—	—	—

Total foreign exchange derivatives	187	733	(546)	502	1,612	(1,110)

Credit derivatives
Swap contracts	—	—	—	—	—	—
Purchased options	32	26	6	14	48	(34)
Written options (5)	2	2	—	—	1	(1)

Total credit derivatives	34	28	6	14	49	(35)

Equity derivatives (1)	3	38	(35)	47	114	(67)

Total held for ALM	1,303	1,557	(254)	1,552	2,716	(1,164)

Total fair value	21,229	20,965	264	24,689	25,629	(940)
Less: effect of master netting agreements	(13,315)	(13,315)	—	(17,022)	(17,022)	—

	$7,914	$7,650	$264	$7,667	$8,607	$(940)

Average fair value of derivatives held for trading (6)
Interest rate derivatives	$11,571	$11,043	$528	$13,443	$12,473	$970
Foreign exchange derivatives	5,672	5,318	354	5,742	5,441	301
Credit derivatives	155	117	38	133	132	1
Equity derivatives	2,492	3,157	(665)	1,919	2,410	(491)
Other derivatives	2,694	3,118	(424)	2,476	2,304	172

	$22,584	$22,753	$(169)	$23,713	$22,760	$953

(1)	Includes swaps and options.

(2)	Includes precious metals and other commodity forwards, swaps and options.

(3)	Derivative instruments held for trading and ALM derivative instruments carried at fair value (included in footnote 4 below) are reported as derivative instruments market valuation on the consolidated balance sheets.

(4)	Certain ALM derivative instruments are carried at fair value because they are ineligible for hedge accounting under AcG-13. Since these derivative instruments mitigate market risks, we consider them to be economic hedges for the corresponding risks of underlying positions. In addition, this category includes derivatives, such as seller swaps, whose risks are managed in the context of ALM activities. Derivatives held for ALM purposes at October 31, 2005, include positive and negative fair values of $383 million (2004: $573 million) and $720 million (2004: $1,077 million), respectively, in respect of derivative instruments held for economic hedging purposes.

(5)	Reported as financial guarantees in Note 24.

(6)	Average fair value represents monthly averages.

(7)	Includes positive and negative fair values of $938 million (2004: $693 million) and $1,156 million (2004: $738 million), respectively, for exchange-traded options.

CIBC Annual Accountability Report 2005 For what matters	Notes to the Consolidated Financial Statements 139
    Note   24 COMMITMENTS, GUARANTEES, PLEDGED ASSETS AND CONTINGENT LIABILITIES
Commitments
Off-balance sheet credit-related arrangements
Credit-related arrangements are generally off-balance sheet instruments and are typically entered into to meet the financing needs of clients or to facilitate international trade. In addition, certain credit exposures are not recorded on-balance sheet at amounts at which we could be obligated to extend credit. Our policy of requiring collateral or other security to support credit-related arrangements and the types of security held is generally the same as for loans. The contract amounts shown below for credit-related arrangements generally represent the maximum amount of additional credit that we could be obligated to extend. The contract amounts also represent the credit risk amounts should the contracts be fully drawn, the counterparties default and any collateral held proves to be of no value. As many of these arrangements will expire or terminate without being drawn upon, the contract amounts are not necessarily indicative of future cash requirements or actual risk of loss.
CREDIT-RELATED ARRANGEMENTS

	Contract amounts
$ millions, as at October 31	2005	2004

Lines of credit (1)	$55,247	$52,970
Securities lending (2)	45,817	33,813
Financial guarantees and standby letters of credit (3)	6,722	6,999
Documentary and commercial letters of credit	136	182
Other (4)	414	568

	$108,336	$94,532

(1)	Includes irrevocable lines of credit totalling $39.1 billion (2004: $39.6 billion), of which $28.6 billion (2004: $31.2 billion) will expire in one year or less, and excludes personal lines of credit and credit card lines, as the lines are short-term in nature and are revocable at our discretion.

(2)	Securities lending includes the full contract amount of custodial client securities totalling $30.3 billion (2004: $21.7 billion) lent by CIBC Mellon Global Securities Services, which is a 50/50 joint venture between CIBC and Mellon Financial Corp.

(3)	Includes ALM credit derivatives-written options with a contract amount of $193 million (2004: $200 million), which have also been reported as derivatives in Note 22.

(4)	Includes forward asset purchases.
Lines of credit
Lines of credit are undrawn lending facilities that we have approved to meet the business requirements of clients. The majority of such commitments are of a general nature with annual review provisions and/or various conditions for drawdown. The credit risk associated with undrawn lending facilities arises from the possibility that a commitment may be drawn as a loan. Therefore, a lending commitment is subject to the same credit review process as a loan. The amount of collateral obtained, if deemed necessary, is based on our credit evaluation of the borrower, and may include a charge over the present and future assets of the borrower.
Securities lending
Securities lending represents our credit exposure when we lend our own or our clients’ securities to a borrower and the borrower defaults on the redelivery obligation. The borrower must fully collateralize the security lent at all times. Securities lending of $2.5 billion (2004: $3.8 billion) for cash is excluded from the table above because it is reported on the consolidated balance sheets as obligations related to securities lent or sold under repurchase agreements.
Financial guarantees and standby letters of credit
Financial guarantees and standby letters of credit include credit enhancement facilities, standby and performance letters of credit, and written credit derivatives treated as financial guarantees. These instruments represent an irrevocable obligation to make payments to third parties in the event that clients are unable to meet their contractual financial or performance obligations. The credit risk associated with these instruments is essentially the same as that involved in extending irrevocable loan commitments to clients. The amount of collateral obtained, if deemed necessary, is based on our credit evaluation of the borrower and may include a charge over present and future assets of the borrower.
Documentary and commercial letters of credit
Documentary and commercial letters of credit are short-term instruments issued on behalf of a client, authorizing a third party, such as an exporter, to draw drafts on CIBC up to a specified amount, subject to specific terms and conditions. We are at risk for any drafts drawn that are not ultimately settled by the client; however, the amounts drawn are collateralized by the related goods.
Long-term commitments for leases
CIBC has obligations under non-cancellable leases for buildings and equipment.
     Future minimum lease payments for all lease commitments for each of the five succeeding years and thereafter are as follows:
LEASE COMMITMENTS(1)(2)(3)

$ millions

2006	$328
2007	281
2008	242
2009	210
2010	183
2011 and thereafter	1,050

(1)	Total rental expense in respect of buildings and equipment charged to the consolidated statements of operations was $687 million (2004: $673 million; 2003: $689 million).

(2)	Includes future minimum lease commitments under sale-leaseback amounting to $54 million in 2006, $54 million in 2007, $45 million in 2008, $41 million in 2009, $32 million in 2010 and $69 million in 2011 and thereafter.

(3)	Includes $71 million relating to some of our premises in New York that were sublet.
Other commitments
As an investor in merchant banking activities, we enter into commitments to fund external private equity funds and investments in equity and debt securities at market value at the time the commitments are drawn. In connection with these activities, we had commitments to invest up to $471 million, as at October 31, 2005 (2004: $737 million).
Guarantees
Guarantees include contracts that contingently require the guarantor to make payments to a guaranteed party based on (a) changes in an underlying economic characteristic that is related to an asset, liability or an equity security of the guaranteed party; (b) failure of another party to perform under an obligating agreement; or (c) failure of another third party to pay its indebtedness when due.

140 Notes to the Consolidated Financial Statements	CIBC Annual Accountability Report 2005 For what matters
     The following table summarizes significant guarantees issued and outstanding as at October 31, 2005:
GUARANTEES

Maximum potential
$ millions, as at October 31, 2005	future payment

Securities lending with indemnification (1)	$26,044
Standby and performance letters of credit	6,529
Credit enhancement facilities	—
Derivative contracts	See narrative
Other indemnification agreements	See narrative

(1)	Securities lending with indemnification is the full contract amount of custodial client securities lent by CIBC Mellon Global Securities Services, which is a 50/50 joint venture between CIBC and Mellon Financial Corp.
As many of these guarantees will expire or terminate without being drawn upon and do not take into consideration the possibility of recovery by means of recourse provisions or from collateral held or pledged, the maximum potential future payment amounts are not indicative of future cash requirements or credit risk, and bear no relationship to our expected losses from these arrangements. As at October 31, 2005, we had a liability of $4.6 billion (2004: $4.0 billion) recorded on our consolidated balance sheets related to the above noted guarantees. The total collateral available relating to these guarantees was $29.3 billion (2004: $22.3 billion).
Securities lending with indemnification
As part of our custodial business, indemnifications may be provided to security lending clients to ensure that the fair value of securities lent will be returned in the event that the borrower fails to return the indemnified securities and collateral held is insufficient to cover the fair value of those securities.
Standby and performance letters of credit
Standby and performance letters of credit represent written undertakings that back financial and performance obligations of the client. These guarantees convey similar credit risk characteristics as loans. We may collateralize standby and performance letters of credit by various forms, including cash, securities and other assets pledged.
Credit enhancement facilities
Certain credit enhancement facilities require us to guarantee the collection of the scheduled contractual cash flows from individual financial assets held by a VIE. Other credit enhancement features, including cash reserve accounts, cash collateral accounts and subordinated interests, are not considered guarantees.
Derivative contracts
Derivative contracts include credit default options and written options on interest rate, foreign exchange, equity, commodity, and other, which provide the holder the right to purchase or sell an underlying item for a pre-determined price. All such derivative contracts can potentially be used to protect against changes in an underlying, depending upon the intent of the option holder. For accounting purposes, we do not track the intent of a given counterparty when writing an option, and as a result, the maximum potential liability for derivative contracts that may meet the definition of a guarantee is unavailable. We generally hedge our exposure to these contracts by entering into a variety of offsetting derivative contracts and security positions.
Other indemnification agreements
In the ordinary course of operations, we enter into contractual arrangements under which we may agree to indemnify the counterparty to such arrangement from any losses relating to a breach of representations and warranties, a failure to perform certain covenants, or for claims or losses arising from certain external events as outlined within the particular contract. This may include, for example, losses arising from changes in tax legislation, litigation or claims relating to past performance. In addition, we have entered into indemnification agreements with each of our directors and officers to indemnify those individuals, to the extent permitted by law, against any and all claims or losses (including any amounts paid in settlement of any such claims) incurred as a result of their service to CIBC. In most indemnities, maximum loss clauses are generally not provided for, and as a result, no defined limit of the maximum potential liability exists. We believe that the likelihood of the conditions arising to trigger obligations under these contract arrangements is remote and, historically, any payments made in respect of these contracts have not been significant. No amounts related to these indemnifications, representations and warranties are reflected within the consolidated financial statements at October 31, 2005.
Pledged assets and collateral
In the ordinary course of business, we pledge our own or may sell or repledge third-party assets against liabilities, or to facilitate certain activities. The following table presents the sources and uses of pledged assets and collateral:
PLEDGED ASSETS AND COLLATERAL

$ millions, as at October 31	2005	2004

Sources of pledged assets and collateral
CIBC assets
Deposits with banks	$6	$6
Securities	13,696	14,239
Other assets	1,504	1,420

	15,206	15,665

Client assets
Collateral received and available for sale or repledge (1)	66,871	56,409
Not sold or repledged	2,931	4,932

	63,940	51,477

	$79,146	$67,142

Uses of pledged assets and collateral
Foreign governments and central banks (2)	$557	$589
Clearing systems, payment systems and depositories (2)	499	883
Margins for exchange traded futures and options, and collateralized derivative transactions	3,065	2,847
Securities lent (3)	45,817	33,813
Obligations related to securities sold short	14,883	12,220
Obligations related to securities lent or sold under repurchase agreements	14,325	16,790

	$79,146	$67,142

(1)	Includes the full contract amount totalling $32.0 billion (2004: $23.6 billion) of collateral received for custodial client securities lent by CIBC Mellon Global Securities Services.

(2)	Includes assets pledged in order to participate in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions.

(3)	Includes the full contract amount of custodial client securities totalling $30.3 billion (2004: $21.7 billion) lent by CIBC Mellon Global Securities Services.

CIBC Annual Accountability Report 2005 For what matters	Notes to the Consolidated Financial Statements 141
Securities collateral
Client securities collateral available for sale or repledge is received in connection with securities lending, securities borrowed or purchased under resale agreements, margin loans and to collateralize derivative contracts. Client securities collateral may be sold or repledged by CIBC in connection with securities borrowed, lent or sold under repurchase agreements, for margin loans, as collateral for derivative transactions or delivered to cover securities sold short.
Contingent liabilities
CIBC is a party to a number of legal proceedings, including regulatory investigations, in the ordinary course of its business. In certain of these matters, claims for substantial monetary damages are asserted against CIBC and its subsidiaries. In accordance with Canadian GAAP, amounts are accrued for the financial resolution of claims if, in the opinion of management, it is both likely that a future event will confirm that a liability had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In some cases, however, it is either not possible to determine whether such a liability has been incurred or to reasonably estimate the amount of loss until the case is closer to resolution, in which case no accrual can be made until that time. If the reasonable estimate of loss involves a range within which a particular amount appears to be a better estimate, that amount would be accrued. If no such better estimate within a range is indicated, the minimum amount in the range is required to be accrued. We regularly assess the adequacy of CIBC’s contingent liabilities accrual and make the necessary adjustments to incorporate new information as it becomes available. Adjustments to the accrual in any quarter may be material in situations where significant new information becomes available. While there exists an inherent difficulty in predicting the outcome of such matters, based on current knowledge and consultation with legal counsel, we do not expect that the outcome of any of these matters, individually or in aggregate, would have a material adverse effect on our consolidated financial position. However, the outcome of any such matters, individually or in aggregate, may be material to our operating results for a particular year.
Enron
During the year, certain Enron litigation matters facing CIBC, Newby, et al. v. Enron Corp., et al., and the so called Megaclaims bankruptcy court action, were settled, both subject to court approval. To settle Newby, CIBC agreed to pay US$2.4 billion. To settle the Megaclaims action, CIBC agreed to pay US$250 million, and in exchange for US$24 million, Enron allowed the inclusion of approximately US$81 million in claims filed against the Enron bankruptcy estate and CIBC agreed to subordinate approximately US$42 million in other claims, which have been written off in prior years.
     CIBC is a defendant in a number of remaining Enron-related actions. During the year, we recorded a provision (included within other non-interest expenses) of $2.83 billion pre-tax ($2.53 billion after-tax) to increase our accrual (included within other liabilities) to cover the settlements and to reserve against the remaining Enron matters. Provisions to date take into account expected insurance recoveries. We have recorded a tax benefit of $297 million relating to the current year provision. There is significant uncertainty associated with the ultimate tax benefits to be realized in respect of these settlements. Accordingly, we have recognized the expected minimum tax benefits.
Hedge funds
During the year, CIBC reached settlements with the SEC and the Office of the New York State Attorney General (NYAG) regarding their investigations relating to financing and brokerage services provided by CIBC to certain hedge funds that engaged in mutual fund market timing. Pursuant to those settlements, without admitting or denying liability, CIBC agreed to pay a fine of US$25 million and to disgorge US$100 million, all of which will be distributed to the affected parties. During the year, we increased our accrual by $108 million to $158 million to cover the settlements. The provisions were allocated equally to CIBC Retail Markets and CIBC World Markets.
     In addition, two CIBC subsidiaries and a former employee were named as defendants in a number of class and derivative actions, brought on behalf of certain alleged affected parties who were shareholders of several families of mutual funds, claiming that CIBC knew or recklessly disregarded the fact that its hedge fund clients were engaging in deceptive market timing and late trading of mutual fund shares. CIBC successfully moved to dismiss a majority of these actions. The court has yet to rule on CIBC’s motion to dismiss the remaining actions, which are consolidated before the U.S. District Court for the District of Maryland.

142 Notes to the Consolidated Financial Statements	CIBC Annual Accountability Report 2005 For what matters
    Note   25 CONCENTRATION OF CREDIT RISK
Concentrations of credit exposure may arise with a group of counterparties that have similar economic characteristics or are located in the same geographic region. The ability of such counterparties to meet contractual obligations would be similarly affected by changing economic, political or other conditions.
       The amounts of credit exposure associated with our on-and off-balance sheet financial instruments are summarized in the following table:
CREDIT EXPOSURE BY COUNTRY OF ULTIMATE RISK

2005					2004
		United	Other			United	Other
$ millions, as at October 31	Canada	States	countries	Total	Canada	States	countries	Total

On-balance sheet
Major assets(1)(2)(3)	$198,140	$40,913	$26,288	$265,341	$188,064	$48,468	$27,143	$263,675

Off-balance sheet
Credit-related arrangements
Lines of credit
Financial institutions	$18,854	$2,098	$713	$21,665	$16,073	$2,773	$436	$19,282
Governments	2,787	—	—	2,787	3,410	—	206	3,616
Other	26,994	3,036	765	30,795	25,694	3,713	665	30,072

	48,635	5,134	1,478	55,247	45,177	6,486	1,307	52,970

Other credit-related arrangements(4)
Financial institutions	36,711	10,344	538	47,593	22,365	12,075	554	34,994
Governments	26	—	197	223	31	30	199	260
Other	3,197	437	1,639	5,273	3,169	908	2,231	6,308

	39,934	10,781	2,374	53,089	25,565	13,013	2,984	41,562

	$88,569	$15,915	$3,852	$108,336	$70,742	$19,499	$4,291	$94,532

Derivative instruments
By counterparty type
Financial institutions	$2,651	$4,839	$6,621	$14,111	$2,851	$6,622	$8,021	$17,494
Governments	2,527	1	113	2,641	2,388	1	117	2,506
Other	2,038	1,182	285	3,505	2,275	1,253	454	3,982

	7,216	6,022	7,019	20,257	7,514	7,876	8,592	23,982
Less: effect of master netting agreements	(3,947)	(4,793)	(4,575)	(13,315)	(4,488)	(6,456)	(6,078)	(17,022)

Total derivative instruments	$3,269	$1,229	$2,444	$6,942	$3,026	$1,420	$2,514	$6,960

(1)	Major assets consist of cash and non-interest-bearing deposits with banks, interest-bearing deposits with banks, loans, securities, securities borrowed or purchased under resale agreements, customers’ liability under acceptances, and derivative instruments market valuation, after deduction of allowance for credit losses.

(2)	Includes Canadian currency of $197.8 billion (2004: $185.9 billion) and foreign currencies of $67.5 billion (2004: $77.8 billion).

(3)	Includes loans and acceptances, net of allowance for credit losses, totalling $146.9 billion (2004: $142.3 billion). No industry or foreign jurisdiction accounts for more than 10% of this amount in either 2005 or 2004.

(4)	Includes the full contract amount of custodial client securities totalling $30.3 billion (2004: $21.7 billion) lent by CIBC Mellon Global Securities Services, which is a 50/50 joint venture between CIBC and Mellon Financial Corp.

CIBC Annual Accountability Report 2005 For what matters	Notes to the Consolidated Financial Statements 143
    Note   26 SEGMENTED INFORMATION
In 2005, we adopted a new reporting structure that combined CIBC Retail Markets and CIBC Wealth Management into one strategic business line, CIBC Retail Markets, to reflect a new organizational structure that was established to align our products, services and distribution channels to their relevant customer segments. As a result of the reorganization, CIBC now has two strategic business lines: CIBC Retail Markets which services retail customers and CIBC World Markets which services wholesale customers. These strategic business lines are supported by Corporate and Other.
     Comparative figures have been reclassified to reflect the new reporting structure.
     CIBC Retail Markets provides a full range of financial products and services to individual and small business clients primarily in Canada. We serve clients through a variety of distribution channels including our branch network, telephone banking, online banking, full-service and self-directed brokerage and ABMs, as well as President’s Choice Financial, a co-venture with Loblaw Companies Limited. We also provide investment management services to retail and institutional clients through our CIBC Asset Management business.
     CIBC World Markets is the wholesale banking arm of CIBC, providing a range of integrated credit and capital markets products, investment banking, and merchant banking to clients in key financial markets in North America and around the world. We deliver innovative full capital solutions to growth-oriented companies and are active in major global capital markets. We offer advisory expertise across a wide range of industries and provide top-ranked research for our corporate, government and institutional investor clients.
     These business lines are supported by five functional groups — Administration; Corporate Development; Finance; Technology and Operations; and Treasury and Risk Management (TRM). The activities of these functional groups are included within Corporate and Other with their revenue, expenses and balance sheet resources generally being allocated to the business lines. Corporate and Other also includes Juniper (sold on December 1, 2004), CIBC Mellon joint ventures, Oppenheimer Holdings Inc. debentures, and other income statement and balance sheet items not directly attributable to the business lines.
     During the year, we moved the management of balance sheet resources from Treasury, Balance Sheet and Risk Management (TBRM) into Finance. TBRM was subsequently renamed TRM.
     Results for our operating segments are based on our internal financial reporting systems. The assets and liabilities of the segments are transfer priced, using a funding methodology that best reflects their nature and term, at wholesale market rates. Non-interest expenses are matched against the revenue to which they relate. Indirect expenses are allocated to the segments based on appropriate criteria.
     To measure and report the results of operations of the two strategic business lines, we use a Manufacturer/Customer Segment/Distributor Management Model. The model uses certain estimates and allocation methodologies in the preparation of segmented financial information. Under this model, internal payments for sales and trailer commissions and distribution service fees are made among the business lines. As well, revenue, expenses and balance sheet resources relating to certain activities are fully allocated to other business lines. Management uses this model to better understand the economics of our customer segments, products and delivery channels. Each year, the sales and trailer commissions paid to segments for certain products are renegotiated. Prior year financial information has not been reclassified to reflect these commission changes.
     Concurrent with the changes in the reporting structure, the following changes were made to the management model on a retroactive basis:
•	the lending products business, which previously fully allocated its revenue, expenses and balance sheet resources to the other business lines, now makes internal payments for sales and trailer commissions.
•	the fixed term business, which previously made internal payments for sales and trailer commissions, now fully allocates its revenue, expenses and balance sheet resources to the other business lines.

144 Notes to the Consolidated Financial Statements	CIBC Annual Accountability Report 2005 For what matters
RESULTS BY BUSINESS LINE

		CIBC	CIBC
		Retail	World	Corporate		CIBC
$ millions, for the years ended October 31		Markets	Markets	and Other		Total

2005	Net interest income	$4,445	$279	$213		$4,937
	Non-interest income	3,933	2,883	720		7,536
	Intersegment revenue(1)	(218)	222	(4)		—

	Total revenue	8,160	3,384	929		12,473
	Provision for credit losses	772	(17)	(49)	(2)	706
	Amortization(3)	89	23	114		226
	Other non-interest expenses	5,037	5,126 (4)	451		10,614

	Income (loss) before income taxes and non-controlling interests	2,262	(1,748)	413		927
	Income taxes	689	(148)	248		789
	Non-controlling interests	—	71	99		170

	Net income (loss)	$1,573	$(1,671)	$66		$(32)

	Average assets(5)	$185,145	$103,018	$682		$288,845

2004	Net interest income	$4,484	$515	$259		$5,258
	Non-interest income	3,438	2,769	310		6,517
	Intersegment revenue(1)	(211)	213	(2)		—

	Total revenue	7,711	3,497	567		11,775
	Provision for credit losses	740	(55)	(57	)(2)	628
	Amortization(3)	132	25	123		280
	Other non-interest expenses	4,707	2,716	548		7,971

	Income (loss) before income taxes and non-controlling interests	2,132	811	(47)		2,896
	Income taxes	726	139	(75)		790
	Non-controlling interests	—	12	3		15

	Net income	$1,406	$660	$25		$2,091

	Average assets(5)	$180,938	$99,177	$695		$280,810

2003	Net interest income	$4,477	$795	$245		$5,517
	Non-interest income	3,184	2,429	333		5,946
	Intersegment revenue(1)	(206)	210	(4)		—

	Total revenue	7,455	3,434	574		11,463
	Provision for credit losses	625	653	(135	)(2)	1,143
	Amortization(3)	147	19	129		295
	Other non-interest expenses	4,919	2,402	512		7,833

	Income before income taxes and non-controlling interests	1,764	360	68		2,192
	Income taxes	578	28	(367	)(6)	239
	Non-controlling interests	—	(2)	5		3

	Net income	$1,186	$334	$430		$1,950

	Average assets(5)	$176,184	$107,658	$897		$284,739

(1)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer/Customer Segment/Distributor Management Model.

(2)	Includes $50 million (2004: $75 million; 2003: $150 million) reversal of the general allowance.

(3)	Includes amortization of buildings, furniture, equipment, leasehold improvements and finite-lived other intangible assets.

(4)	Includes $2.83 billion provision for Enron-related litigation matters.

(5)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management. Average assets of Juniper (sold on December 1, 2004), CIBC Mellon joint ventures, Oppenheimer Holdings Inc. debentures and other average assets not directly attributable to specific business lines are not allocated to the business lines.

(6)	Includes recovery of income taxes amounting to $689 million.

CIBC Annual Accountability Report 2005 For what matters	Notes to the Consolidated Financial Statements 145
Geographic distribution
We earn revenue and incur expenses from domestic and foreign activities, and have domestic and foreign assets from which income is earned. Net income (loss) and average assets are allocated based on the geographic location where they are recorded.
GEOGRAPHIC DISTRIBUTION

				United	West		Other
$ millions, for the years ended October 31		Canada		States	Indies		countries	Total

2005	Net interest income	$4,148		$371	$306		$112	$4,937
	Non-interest income	5,462		1,379	350		345	7,536

	Total revenue	9,610		1,750	656		457	12,473
	Provision for credit losses	737	(1)	(17)	—		(14)	706
	Non-interest expenses	6,362		4,105 (2)	89		284	10,840

	Income (loss) before income taxes and non-controlling interests	2,511		(2,338)	567		187	927
	Income taxes	842		(184)	72		59	789
	Non-controlling interests	34		136	—		—	170

	Net income (loss)	$1,635		$(2,290)	$495		$128	$(32)

	Average assets	$207,983		$48,168	$12,281		$20,413	$288,845

2004	Net interest income	$4,496		$487	$141		$134	$5,258
	Non-interest income	4,794		1,204	98		421	6,517

	Total revenue	9,290		1,691	239		555	11,775
	Provision for credit losses	705	(1)	(64)	—		(13)	628
	Non-interest expenses	6,198		1,647	37		369	8,251

	Income before income taxes and non-controlling interests	2,387		108	202		199	2,896
	Income taxes	690		51	2		47	790
	Non-controlling interests	3		12	—		—	15

	Net income	$1,694		$45	$200		$152	$2,091

	Average assets	$195,263		$51,545	$13,304		$20,698	$280,810

2003	Net interest income	$4,516		$693	$153		$155	$5,517
	Non-interest income	4,237		1,168	214		327	5,946

	Total revenue	8,753		1,861	367		482	11,463
	Provision for credit losses	633	(1)	270	—		240	1,143
	Non-interest expenses	6,050		1,667	46		365	8,128

	Income (loss) before income taxes and non-controlling interests	2,070		(76)	321		(123)	2,192
	Income taxes	796		182	(697	)(3)	(42)	239
	Non-controlling interests	5		(2)	—		—	3

	Net income (loss)	$1,269		$(256)	$1,018		$(81)	$1,950

	Average assets	$204,816		$49,474	$14,902		$15,547	$284,739

(1)	Includes $50 million (2004: $75 million; 2003: $150 million) reversal of the general allowance.

(2)	Includes $2.83 billion provision for Enron-related litigation matters.

(3)	Includes the West Indies share of the $689 million recovery of income taxes.

146 Notes to the Consolidated Financial Statements	CIBC Annual Accountability Report 2005 For what matters
Note 27   RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
CIBC’s consolidated financial statements have been prepared in accordance with Canadian GAAP. The following table summarizes the more significant differences that would result if U.S. GAAP were applied in the preparation of the consolidated financial statements:
CONDENSED CONSOLIDATED BALANCE SHEETS

2005				2004
	Canadian			Canadian
$ millions, as at October 31	GAAP	Adjustments	U.S. GAAP	GAAP	Adjustments	U.S. GAAP

ASSETS
Cash and non-interest-bearing deposits with banks	$1,310	$—	$1,310	$1,374	$111	$1,485
Interest-bearing deposits with banks	10,542	—	10,542	10,829	—	10,829
Securities
Investment	14,342	(14,342)	—	15,517	(15,517)	—
Available for sale	—	13,903	13,903	—	15,426	15,426
Trading	53,422	1,115	54,537	51,799	2,161	53,960
Securities borrowed or purchased under resale agreements	18,514	—	18,514	18,165	—	18,165
Loans	141,783	3	141,786	137,504	1,359	138,863
Other
Derivative instruments market valuation	20,309	920	21,229	23,710	979	24,689
Customers’ liability under acceptances	5,119	—	5,119	4,778	—	4,778
Land, buildings and equipment	2,136	—	2,136	2,107	—	2,107
Goodwill	946	—	946	1,055	(73)	982
Other intangible assets	199	19	218	244	7	251
Other assets	11,748	(582)	11,166	11,682	8,253	19,935

	$280,370	$1,036	$281,406	$278,764	$12,706	$291,470

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	$192,734	$(3,457)	$189,277	$190,577	$2,607	$193,184
Other
Derivative instruments market valuation	20,128	807	20,935	23,990	1,635	25,625
Acceptances	5,119	—	5,119	4,778	—	4,778
Obligations related to securities sold short	14,883	749	15,632	12,220	2,252	14,472
Obligations related to securities lent or sold under repurchase agreements	14,325	—	14,325	16,790	—	16,790
Other liabilities	16,002	3,106	19,108	13,258	5,205	18,463
Subordinated indebtedness	5,102	—	5,102	3,889	—	3,889
Preferred share liabilities	600	(600)	—	1,043	(1,043)	—
Non-controlling interests	746	—	746	39	953	992
Shareholders’ equity
Preferred shares	2,381	600	2,981	1,783	1,043	2,826
Common shares	2,952	(55)	2,897	2,969	(42)	2,927
Contributed surplus	58	—	58	59	—	59
Foreign currency translation adjustments	(327)	327	—	(376)	376	—
Retained earnings	5,667	(112)	5,555	7,745	(275)	7,470
Accumulated other comprehensive (loss) income (net of taxes)
Foreign currency translation adjustments	—	(401)	(401)	—	(376)	(376)
Unrealized gains on securities available for sale	—	(55)	(55)	—	380	380
Unrealized gains on derivatives designated as hedges(1)	—	182	182	—	46	46
Additional pension obligation	—	(55)	(55)	—	(55)	(55)

	$280,370	$1,036	$281,406	$278,764	$12,706	$291,470

(1)	A net gain of $23 million, deferred in accumulated other comprehensive income, as at October 31, 2005, is expected to be reclassified to net income during the next 12 months. Remaining amounts will be reclassified to net income over periods up to 14 years thereafter.

CIBC Annual Accountability Report 2005 For what matters	Notes to the Consolidated Financial Statements 147
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

$ millions, except share and per share amounts, for the years ended October 31	2005	2004	2003

Net (loss) income as reported	$(32)	$2,091	$1,950

Net interest income
Variable interest entities	—	1	—
Preferred share liabilities	66	108	113
Provision for credit losses	—	—	(54)
Non-interest income
Capital repatriation	(301)	—	—
Derivative instruments and hedging activities	57	(118)	133
Equity accounting	(15)	27	64
Impairment measurement	4	—	10
Other	69	—	54
Valuation adjustments	(6)	(3)	(22)
Variable interest entities	—	90	—
Non-interest expenses
Employee future benefits	15	17	(5)
Stock-based compensation	(7)	31	59
Variable interest entities	—	(4)	—
Net change in income taxes due to the above noted items	357	(5)	(97)
Non-controlling interests in net income of variable interest entities	—	(63)	—

	239	81	255

Net income based on U.S. GAAP	207	2,172	2,205
Preferred share dividends and premiums	(191)	(208)	(188)

Net income applicable to common shareholders	$16	$1,964	$2,017

Weighted-average basic shares outstanding (thousands)	339,263	355,735	360,048
Add: stock options potentially exercisable(1)	4,261	4,852	3,066

Weighted-average diluted shares outstanding (thousands)	343,524	360,587	363,114

Basic EPS	$0.05	$5.52	$5.60
Diluted EPS	$0.05	$5.45	$5.55

(1)	It is assumed that 80% of average options outstanding will be exercised for shares while the remaining 20% will be exercised as SARs.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

$ millions, for the years ended October 31	2005	2004	2003

Net income based on U.S. GAAP	$207	$2,172	$2,205

Other comprehensive (loss) income, net of tax
Change in foreign currency translation adjustments(1)	(25)	(196)	(222)
Change in net unrealized (losses) gains on securities available for sale(2)(3)	(435)	246	(272)
Change in net unrealized gains (losses) on derivative instruments designated as hedges(4)	136	(197)	246
Change in additional pension obligation(5)	—	(15)	(28)

Total other comprehensive (loss) income	(324)	(162)	(276)

Comprehensive (loss) income	$(117)	$2,010	$1,929

(1)	Net of income tax expense of $255 million (2004: $617 million; 2003: $1.4 billion).

(2)	Net of income tax benefit (expense) of $236 million (2004: $(130) million; 2003: $132 million).

(3)	Net of reclassification adjustments for net realized gains included in net income of $332 million (2004: $90 million; 2003: $236 million).

(4)	Net of income tax expense (benefit) of $74 million (2004: $(121) million; 2003: $148 million).

(5)	Net of income tax expense (benefit) of $1 million (2004: $(9) million; 2003: $(16) million).
CANADIAN GAAP NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES

$ millions, for the years ended October 31	2005	2004	2003

Interest income	$11,256	$10,188	$11,176
Interest expense	6,319	4,930	5,659

Net interest income	4,937	5,258	5,517
Provision for credit losses	706	628	1,143

Net interest income after provision for credit losses	$4,231	$4,630	$4,374

148 Notes to the Consolidated Financial Statements	CIBC Annual Accountability Report 2005 For what matters
A. Derivative instruments and hedging activities
U.S. GAAP requires that all derivative instruments, including derivative instruments embedded in financial instruments that are not clearly and closely related to the economic characteristics of the underlying host financial instruments, be recognized at fair value in the consolidated financial statements. Under Canadian GAAP, derivatives used for non-trading purposes that do not qualify for hedge accounting under the requirements of the CICA AcG-13, or derivatives embedded within equity-linked deposit contracts, are carried at fair value on the consolidated balance sheets with changes in fair value reflected in current earnings. Under Canadian GAAP, gains and losses on both securities and derivative instruments held within an effective hedge relationship are recognized in the consolidated statements of operations on the same basis and in the same period as the underlying hedged items. Thus, there is no difference in accounting between Canadian and U.S. GAAP in respect of derivatives held for trading purposes, for derivatives that do not qualify for hedge accounting, or for derivatives embedded within equity-linked deposit contracts. However, there are significant differences in accounting for derivatives that qualify for hedge accounting purposes and for embedded derivatives other than derivatives embedded within equity-linked deposit contracts.
     The accounting under U.S. GAAP for changes in the fair value of derivatives held for hedging purposes depends on their intended use. For fair value hedges, the effective portion of changes in fair value of derivative instruments is offset in income against the change in fair value, attributed to the risk being hedged, of the underlying hedged asset, liability or firm commitment. For cash flow hedges, the effective portion of changes in fair value of derivative instruments is offset through other comprehensive income, until the variability in cash flows being hedged is recognized in earnings in future accounting periods. For both fair value and cash flow hedges, if a derivative instrument is designated as a hedge and meets the criteria for hedge effectiveness, earnings offset is available, but only to the extent that the hedge is effective.
     We have elected not to designate certain derivatives as hedges for U.S. GAAP accounting purposes, even though these hedges are effective for Canadian GAAP purposes. In addition, U.S. GAAP disallows the use of cash instrument hedges. As a consequence, in respect of accounting for hedging activities, the U.S. GAAP reported earnings may exhibit significant volatility in any given period.
B. Securities available for sale
Under Canadian GAAP, investment securities are carried at cost or at amortized cost. U.S. GAAP requires these securities to be classified as either securities held to maturity or as securities available for sale. The accounting for securities held to maturity is consistent with the accounting for investment securities, while securities available for sale are reported at estimated fair value with unrealized gains and losses recognized in other comprehensive income.
     U.S. GAAP also requires the following additional disclosures:
SECURITIES AVAILABLE FOR SALE

$ millions, for the years ended October 31	2005	2004	2003

Proceeds from sales	$6,809	$13,913	$26,416
Gross realized gains	568	288	260
Gross realized losses	27	68	43

C. Equity accounting adjustments
Effective November 1, 2003, the application of the equity method of accounting was substantially harmonized with U.S. GAAP for investments over which we exert significant influence. Previously, we accounted for these investments on a cost basis. Both Canadian and U.S. GAAP now require the use of the equity method to account for such investments when the investor exerts significant influence.
     Under Canadian GAAP, certain of our investments in limited partnerships are accounted for on a cost basis. We record an impairment loss on these investments when there is evidence of an other-than-temporary decline in their value. Canadian GAAP requires the use of the equity method of accounting when we exert significant influence over the investee, whereas U.S. GAAP requires the use of the equity method to account for such investments when the equity interest is more than minor.
D. Impairment measurements
Under Canadian GAAP, we record investment securities at cost, less amounts for impairment of carrying values deemed to be other-than-temporary in nature. When an other-than-temporary impairment has occurred on a publicly traded available-for-sale security, we record the security at its expected realizable value. Under U.S. GAAP, when an other-than-temporary impairment has occurred on a publicly traded available-for-sale security, it requires the establishment of a new cost basis for the security, equal to its quoted market price at the time impairment is determined to be other-than-temporary.
E. Variable interest entities
Effective November 1, 2004, we adopted the CICA AcG-15, “Consolidation of Variable Interest Entities,” for the purpose of Canadian GAAP. Upon adoption of this accounting guideline, the Canadian GAAP accounting treatment of VIEs is now essentially harmonized with U.S. GAAP, under Financial Accounting Standards Board (FASB) Interpretation Number (FIN) 46R, “Consolidation of Variable Interest Entities.”
F. Valuation adjustments
Under Canadian GAAP, we record certain valuation adjustments to the carrying value of our securities in order to reflect resale restrictions that expire within one year or adjustments for liquidity. Under U.S. GAAP, these valuation adjustments are not permitted.
G. Employee future benefits
For Canadian GAAP purposes, we retroactively adopted the accounting requirements surrounding “Employee future benefits.” For U.S. GAAP purposes, we continue to recognize certain unamortized actuarial losses incurred prior to the adoption date of the Canadian standard on November 1, 2000. As a result, there will continue to be an adjustment to income until amounts, previously deferred under U.S. GAAP, have been fully amortized into income.
     Under Canadian GAAP, an entity’s accrued benefit asset is limited to the amount it can realize in the future by applying any surplus to reduce an entity’s contributions. The valuation allowance is not included under U.S. GAAP, resulting in an adjustment to U.S. GAAP income. In addition, for defined benefit plans, U.S. GAAP requires that the unfunded accumulated benefit obligation be recorded as additional minimum liability and the excess of the unfunded accumulated benefit obligation over the unrecognized prior service cost be recorded in other comprehensive income. The actuarial valuation of the accumulated benefit obligation is based on current and past compensation levels and service rendered to date.

CIBC Annual Accountability Report 2005 For what matters	Notes to the Consolidated Financial Statements 149
     The financial position on a U.S. GAAP basis of the employee defined benefit pension plans with an unfunded accumulated benefit obligation is as follows:

Pension benefit plans
$ millions, for the years ended October 31	2005	2004	2003

Accumulated benefit obligations	$364	$334	$310
Fair value of assets	182	175	151

Unfunded accumulated benefit obligations	182	159	159
Accrued benefit (asset) liability	78	66	88
Additional minimum liability	104	93	71

Intangible asset	19	7	7
Other comprehensive income	85	86	63

H. Stock-based compensation
We adopted the expense recognition provisions of Statement of Financial Accounting Standard (SFAS) 123, “Accounting for Stock-based Compensation,” effective November 1, 2001. The impact of this change in accounting policy is the same as under Canadian GAAP except as it relates to SARs outstanding as of the date of adoption.
     Under Canadian GAAP, the cost of SARs is measured assuming that all options eligible for SARs are exercised as SARs. Under U.S. GAAP, for SARs granted prior to the date of adoption of SFAS 123, the FASB FIN 28, “Accounting for SARs and Other Variable Stock Option or Award Plans,” continues to apply, under which the accrual is determined as an estimate (based on past experience) of the proportion of stock options expected to be exercised for cash.
     SFAS 148 requires pro-forma disclosure of net income and EPS as if the fair value-based method had been applied for awards granted subsequent to 1995.
     Had the fair value-based method been used for awards granted subsequent to 1995 until October 31, 2001, U.S. GAAP pro-forma net income and diluted net income per share would be as follows:
STOCK-BASED COMPENSATION

$ millions, except share and per share amounts,
for the years ended October 31		2005	2004	2003

Net income		$207	$2,172	$2,205
Add: stock-based compensation expense included in net income, net of related tax effects		11	21	44
Less: stock-based compensation expense determined under the fair value-based method for all awards, net of related tax effects		(6)	(43)	(88)

		$212	$2,150	$2,161

Basic EPS	— Reported	$0.05	$5.52	$5.60
	— Pro-forma	$0.06	$5.46	$5.48
Diluted EPS	— Reported	$0.05	$5.45	$5.55
	— Pro-forma	$0.06	$5.39	$5.43

I. Liabilities and equity
Effective November 1, 2004, we retroactively adopted the amendments to the CICA handbook section, “Financial Instruments — Disclosure and Presentation,” for Canadian GAAP purposes. The amended standard requires that preferred shares that are convertible into a variable number of common shares at the option of the holder be presented as liabilities rather than as equity, and dividend payments and premiums on redemption arising from such preferred shares be treated as interest expense within the consolidated statements of operations rather than as dividends within the consolidated statements of changes in shareholders’ equity. There was no corresponding change to U.S. GAAP, and as a result these preferred shares continue to be reported within the balance sheet as equity, and related dividend payments and premiums on redemption of these preferred shares continue to have no impact on U.S. GAAP earnings.
J. Capital repatriation
During 2005, certain of CIBC’s subsidiaries repatriated capital by returning capital and distributing dividends to the Canadian domestic entity. Canadian GAAP requires that a proportionate amount of gains and losses accumulated within the foreign currency translation adjustment account be recognized in earnings when there has been a reduction in the net investment of a self-sustaining foreign operation. U.S. GAAP prohibits such recognition except where the foreign operation has either been substantially or entirely liquidated. Recording the capital repatriation based upon U.S. GAAP would result in a decrease of non-interest income by $301 million, and a decrease in the tax expense by $375 million for the year ended October 31, 2005. This would result in a net increase to income of $74 million for the year ended October 31, 2005. This would also decrease the foreign currency translation adjustment account within other comprehensive income by $74 million as at October 31, 2005.
K. Income taxes
Under Canadian GAAP, tax rate changes are reflected in the measurement of the future income tax balances when they are substantively enacted. Under U.S. GAAP, only the enacted tax rates under current legislation are required to be used.
L. Provision and allowance for credit losses
Upon the adoption of the CICA AcG-13 on November 1, 2003, certain credit derivatives that we use to hedge the credit exposure of certain loans, despite being economically effective, do not qualify for hedge accounting. As a result, the existence of credit protection on loan balances from purchases of credit derivatives is no longer considered when determining the provision for credit losses. This change substantially harmonized Canadian and U.S. GAAP in relation to the determination of the provision and allowance for credit losses.
     As a result of this change, there is no longer a difference between the Canadian and U.S. GAAP provisions for credit losses (2003: $54 million) or other non-interest income (2003: $54 million).
M. Netting of financial instruments
Under Canadian GAAP, two or more separate financial instruments can be presented on a net basis if certain criteria are met. In addition to the same criteria, under U.S. GAAP, only financial instruments with the same party can be presented on a net basis.

150 Notes to the Consolidated Financial Statements	CIBC Annual Accountability Report 2005 For what matters
N. Future U.S. accounting policy changes
Stock-based compensation
In December 2004, the FASB issued SFAS 123 (revised 2004), “Share-Based Payment” (SFAS 123-R), which replaces the existing SFAS 123, “Accounting for Stock-Based Compensation” and supersedes Accounting Principles Board (APB) 25, “Accounting for Stock Issued to Employees.” SFAS 123-R requires companies to measure and record compensation expense for stock options and other share-based payments based on the instruments’ fair value on the grant date. The cost of the award must be recognized in the consolidated statements of operations over the vesting period of the award. Existing SFAS 123 already permits the fair value based method of accounting. CIBC had adopted this method of accounting prospectively as of November 1, 2001. SFAS 123-R as issued is effective for CIBC beginning November 1, 2005. We are currently evaluating the impact of adopting this standard.
EITF 04-5 (Limited partnerships)
In June 2005, the FASB issued Emerging Issues Task Force Abstract (EITF) 04-5 which provides guidance on determining whether a general partner controls a limited partnership. The guidance is based on the fundamental principle that a general partner in a limited partnership is presumed to control the limited partnership, regardless of the extent of its ownership interest. Consequently, a general partner is required to consolidate the partnership unless the presumption of control can be overcome. The assessment of whether the limited partners possess sufficient rights to overcome this presumption is a matter of judgment that depends on facts and circumstances.
     The EITF guidance took effect after June 29, 2005, for all newly formed limited partnerships and for any pre-existing limited partnerships that modify their partnership agreements after that date. Where CIBC is currently the general partner or co-general partner of a limited partnership, we will be required to apply the guidance beginning November 1, 2006. The effect of this change in accounting policy on pre-existing limited partnerships is not expected to be significant.
Note 28   REGULATORY MATTERS
On December 22, 2003, we agreed with the staff of the SEC to a settlement resolving the SEC’s investigation regarding certain structured finance transactions between CIBC and Enron. Without admitting or denying any wrongdoing, CIBC consented to an injunction enjoining it from violations of the anti-fraud provisions of U.S. federal securities laws. Under the settlement, we paid a total of US$80 million in disgorgement, penalties and interest, which was provided for in the 2003 consolidated financial statements. This settlement concluded the SEC’s investigation into Enron-related matters with respect to CIBC. On the same day, we entered into an agreement with the U.S. Department of Justice (DOJ). The DOJ agreed not to prosecute CIBC for violations of criminal law that, in the DOJ’s view, were committed by CIBC and its employees related to certain structured finance transactions between CIBC and Enron, subject to certain understandings for a three-year period ending December 22, 2006, including: our continued cooperation with the DOJ; our acceptance of responsibility for conduct of our employees; our agreement to exit certain structured finance businesses and transactions; our agreement to adopt and implement new policies and procedures related to the integrity of client and counterparty financial statements and quarter- and year-end transactions; and our retention of a law firm to monitor our compliance with these new policies and procedures. We also agreed with the Federal Reserve Bank of New York and OSFI to implement the policies and procedures outlined in our agreement with the DOJ and, for three years, to retain an independent firm to review and monitor our compliance with these policies.

CIBC Annual Accountability Report 2005 For what matters	Notes to the Consolidated Financial Statements 151
Note 29   FUTURE CANADIAN ACCOUNTING POLICY CHANGES
CIBC will be required to adopt the following accounting standards for Canadian GAAP purposes in future years:
Financial instruments
In January 2005, the CICA issued new accounting standards comprising handbook sections 3855 “Financial Instruments – Recognition and Measurement,” 3865 “Hedges,” 1530 “Comprehensive Income,” and 3251 “Equity,” which will become effective for CIBC beginning November 1, 2006. The standards will increase harmonization with U.S. and international accounting standards.
     The standards require that all financial assets be classified as trading, available for sale, held to maturity, or loans and receivables. In addition, the standards require that all financial assets, including all derivatives, be measured at fair value with the exception of loans, receivables, and investments intended to be held to maturity, which should be measured at amortized cost.
     Changes in the fair value of trading securities will continue to be reported in earnings, while changes in the fair value of available-for-sale securities will be reported within other comprehensive income, until the financial asset is disposed of, or becomes impaired.
     Similarly, the standards require that all financial liabilities be measured at fair value when they are held for trading or are derivatives. Other financial liabilities should be measured at cost.
     The standards permit an entity to designate any financial instrument, on initial recognition, as one that it will measure at fair value with gains and losses recognized in net income in the period in which they arise.
     Derivatives will be classified as trading, unless they are specifically designated within an effective hedge relationship. The standards permit three types of hedge relationships: fair value hedges, cash flow hedges, and hedges of net investments in self-sustaining foreign operations. For fair value hedges, the effective portion of changes in the fair value of derivative instruments is offset in earnings against the changes in fair value, attributed to the risk being hedged in the underlying asset, liability or firm commitment. For cash flow hedges, and hedges of net investments in self-sustaining foreign operations, the effective portion of changes in fair value of derivative instruments is offset through other comprehensive income, until the variability in cash flows being hedged is recognized in earnings in future accounting periods or upon derecognition of the net investment. Where a derivative instrument is designated as a hedge and meets the criteria for hedge effectiveness, earnings offset is available, but only to the extent that the hedge is effective. Any ineffectiveness in a hedge relationship will be recognized in current earnings.
     Other comprehensive income will be included on the consolidated balance sheets as a separate component of shareholders’ equity (net of tax), and will include net unrealized gains on available-for-sale securities, net unrealized gains on derivative instruments designated within an effective cash flow hedge, and unrealized foreign currency translation gains and losses and offsetting hedges on self-sustaining foreign operations.
     We are currently evaluating the impact of adopting these standards.